GTECH®

# Annual Report
## Fiscal Year 2005


HOTTRAX
CHAMPIONS
BRINGING
LOTTERY GAMES
POKER
Lucky



**GTECH is a leading gaming technology and services company.**

We provide integrated technology, creative content, and business services to effectively manage and grow today's evolving gaming markets. In targeted emerging economies, we also leverage our operational presence and infrastructure to supply commercial transaction processing services.

## GTECH HOLDINGS CORPORATION AND SUBSIDIARIES
## FINANCIAL HIGHLIGHTS



$M
CAGR 13%
$979M
$1,051M
$1,257M
1,400
1,200
1,000
800
600
400
200
0
2003
2004
2005
■ Service Revenue □ Product Sales


**Revenues**



$M
CAGR 17%
$142M
$183M
$196M
200
150
100
50
0
2003
2004
2005


**Net Income**



$
CAGR 16%
$1.11
$1.40
$1.50
2.00
1.50
1.00
0.50
0.00
2003 1
2004 1
2005


**Diluted Earnings Per Share**

*"We are pleased with the strong operating performance of the business in fiscal 2005, despite several challenges. The outlook for fiscal 2006 is promising and we remain excited about the future. Our significant successes in the marketplace over the past 12 months position us well for continued growth ... and provide confidence in our ability to achieve our long-term goals of profitability and value creation for our shareholders."*

*Jaymin B. Patel*
*Senior Vice President and Chief Financial Officer*



40
30
20
10
0
24
20
30
2003
2004
2005


**Contract Wins**



$M
500
400
300
200
100
0
$159M
$391M
$450M
2003
2004
2005


**Net Cash Invested**[2,3]



Return on Capital Employed
22.1%
19.9%
15.9%
$M
1,400
1,200
1,000
800
600
400
200
0
$674M
$955M
$1,315M
2003
2004
2005
■ Average Capital Employed


**Return on Capital Employed (ROCE)**[3]

Note: CAGR is defined as the Compound Annual Growth Rate.

1. Restated to reflect our 2-for-1 common stock split that occurred in July 2004.
2. Net Cash Invested equals net cash flow used for investing activities less net short term investments and restricted cash.
3. See the accompanying supplemental financial data on page 78 for a calculation and an explanation of these financial measures.

# TABLE OF CONTENTS

## DEAR SHAREHOLDERS,

Fiscal 2005 was a year of significant strategic progress for GTECH. With the acquisition of Spielo and the signing of the agreement to purchase a controlling equity interest in Atronic, GTECH significantly advanced its Gaming Solutions growth strategy. Upon completion of the Atronic acquisition in December of 2006, GTECH will become a major, global player in the fast-growing commercial gaming market. At the same time, Atronic will complement the resources of Spielo by providing essential, new game content for both the commercial and government-sponsored gaming markets. Our Lottery and Commercial Services growth strategies also received a substantial boost last year with the acquisitions of Leeward Islands Lottery Holding Company (LILHCo) and BillBird.



*Robert M. Dewey, Jr.*
Chairman

With all the acquisition activity, it proved to be a busy year for GTECH's Board of Directors. In addition to seeing the Spielo acquisition through to completion and integration, we devoted considerable time to fulfilling our due diligence responsibilities regarding the Atronic agreement. In the midst of that effort, we found ourselves dealing with the unforeseen developments in Brazil. With reliable information from Brazilian authorities in short supply, the Board decided to send its own independent counsel to Brazil to gain a clearer picture of the situation. Based on our evaluation, we are satisfied that our senior management team acted responsibly and responded appropriately. We were particularly pleased with how quickly and effectively the GTECH management team acted to minimize the impact of the revenue holdback through strong operational and financial management. With the Brazil situation apparently on its way to resolution, the Board is confident that your Company remains on track strategically and that its financial position is as solid as ever.

As the activities above indicate, the GTECH Board is an active and involved one. We take our responsibility to shareholders seriously, and because we have diverse expertise – spanning finance, securities, retail, technology, international trade, and government relations – we are able to act as effective advisors to Bruce Turner and his management team in many aspects of the business. That expertise was broadened this year with the appointment of Paget Alves to the Board. As President of Strategic Markets, a business unit of the Sprint Business Solutions division, Paget brings more than 20 years of leadership experience in the telecommunications industry to the GTECH Board of Directors.

Of course, one of the Board's key responsibilities is corporate governance, which continues to be a major topic of interest as companies work to meet the requirements of the Sarbanes-Oxley Act on schedule. As GTECH shareholders, you have the assurance of knowing that your Board has been "ahead of the curve" on compliance for some time. We have had a Non-Executive Chairman since 2000, all Board committees consist of independent directors, and proper reporting and oversight systems have been in place for many years. It was in recognition of this that the GTECH Board of Directors was recently named the "Top Performing Board of Directors in Gaming" by HVS Executive Search, an international executive recruiting and compensation consulting firm specializing in the gaming, lodging, and restaurant/retail industries.

As we look ahead to the rest of fiscal 2006 and beyond, it is important to remember that our strategic progress last year was really a beginning, not an end in itself. GTECH has assembled the ingredients for long-term growth, and now we must execute on our strategy. That means continuing to invest heavily in technology and content, maintaining our leadership position in the worldwide Lottery business while pursuing new opportunities in Gaming Solutions and Commercial Services, and executing on our acquisition strategy.

It's a great challenge, but also a great opportunity. The responsibility for seizing that opportunity rests with our management team and GTECH's people, all of whom did an excellent job in fiscal 2005 under some daunting circumstances. Their ability to perform gives the Board confidence that they will continue to successfully meet the challenges of growth in the years to come.

I am also encouraged by the way GTECH has remained true to its growth philosophy. We have remained focused on providing consistent value over time by taking a longer-range view. We believe that this is the only way to build a successful company – by building strength upon strength with a three-to-five-year horizon. By following this approach, we will make GTECH an even better company and we will continue to return value to you, our shareholders.

Sincerely,

Robert M. Dewey, Jr.
Chairman

## DEAR SHAREHOLDERS,



*W. Bruce Turner*
President and
Chief Executive Officer

In fiscal 2005, we at GTECH were challenged to advance our strategy, sharpen our operational performance, and demonstrate our ability to turn growth plans into effective actions for our shareholders. And we did so successfully, achieving record revenues and net income. To meet our objectives and better align our resources with our vertical markets, we organized our business into three divisions – Lottery, Gaming Solutions, and Commercial Services. We made strategically important acquisitions, consistent with our stated growth plan in all three markets, and integrated them into our operations, quickly and effectively.

As important as any accomplishment in fiscal 2005, we successfully overcame an unforeseen challenge in Brazil that resulted in the withholding of millions of dollars in revenue. Despite these arbitrary actions which have since been curtailed, we were still able to turn in a strong financial performance and maintain our commitment to you, our shareholders.

Finally, it is an important barometer of the achievability of our growth plan that we could still extend our technological leadership and win new business while engaging in substantial acquisition and integration activities.

It is clear to me and our management team that GTECH has what it takes to succeed and accelerate its growth, not only in fiscal 2006, but well into the foreseeable future.

The numbers for fiscal 2005 indicate that we are on the right track. We earned record revenues of $1.26 billion – a 19.6 percent increase over fiscal 2004 – and record net income of $196.4 million, or $1.50 per diluted share, up 7.2 percent over the prior year. In addition, we generated $375.2 million in cash from operations, which partially funded our capital expenditures and allowed us to return more than $160 million to shareholders.

### A YEAR OF CONTINUED GROWTH FOR OUR LOTTERY BUSINESS

Fiscal 2005 also saw a record number of contract wins for GTECH – 30 in all. We signed a new, six-year online lottery contract valued at about $90 million with Pronosticos in Mexico, while in Thailand, our joint venture – Loxley GTECH Technology – was chosen as the preferred bidder for the national online lottery.

Veikkaus Oy, the operator of the Finnish national lottery, selected GTECH as the preferred bidder for new interactive lottery software, a new integrated online and instant lottery system, and terminals. We were also selected by Societe de la Loterie de la Suisse Romande (LoRo) of Switzerland for a new integrated online and instant lottery system. The GTECH Enterprise Series™ platform was key to these wins, as it was in the signing of an agreement with the Thuringen Lottery in Germany for a new online and instant lottery central system, point-of-sale (POS) terminals, and ongoing services. Other wins included new online contracts in Missouri and New Zealand and contract extensions in Luxembourg, South Australia, and Turkey.

Highlighting the strategic value of the Interlott acquisition in fiscal 2004, we scored several Instant Ticket Vending Machine (ITVM) wins, as well. Virginia, won in partnership with Oberthur Gaming Technologies, called for an initial 500

ITVMs, along with ticket warehousing and distribution. We also won new ITVM contracts with Illinois, Maine, and the state of Washington, as well as contract extensions in Arizona and New Mexico. In fact, our success rate for ITVM awards in fiscal 2005 was 100 percent. That momentum continued after the close of our fiscal year, when we were delighted to receive an order for 2,400 ITVMs for Pennsylvania.

Among our product sales in fiscal 2005 were terminal sales to Organizacion Nacional de Ciegos Espanoles (ONCE), the $3 billion lottery operated by the Spanish National Organization for the Blind. ONCE bought thousands of handheld lottery terminals specially designed for visually-impaired retailers. By the end of the year, ONCE had ordered a total of 19,000 of the popular and easy-to-use terminals. We are pleased that such an important and special organization continues to place its confidence in GTECH.

Overall, the lottery industry continues to experience steady same store sales growth, both here in the U.S. and internationally, as lottery operators pursue a variety of strategies to raise more funds for worthy causes. At GTECH, our lottery strategy is being driven by the realization that the lottery industry is now entering a period of transformation. In this new era, lottery growth will come largely from new international opportunities, the expansion of distribution channels, and most importantly, an increasing focus on new content and interactivity.

The reasons for this transformation are clear. From casinos to websites to venue-based keno games, the competition for the consumer's lottery dollar is intensifying and driven by technology. A recent report by market analysis firm IDC provides a telling example that confirms this assessment. According to the report, the global mobile gaming market is growing so quickly that it will be a $1.5 billion industry by the year 2008. The report further states that mobile gaming will soon overtake ring tones as the most common wireless data application. At the same time, mobile games will soon evolve from single-player, device-only play, into virtual community gaming.

As this report suggests, increasing technological sophistication is blurring the once-sharp distinctions between entertainment games and games of chance, between single-player and multi-player games, between distribution channels, and between government-sponsored and commercial gaming. To compete in this emerging environment, lottery operators must offer products that are as accessible, fresh, exciting, and compelling as any other gaming choice if they want to continue to attract players and fund worthy causes.

GTECH is helping them do that in a number of ways. Most importantly, we are providing a technology platform – our Enterprise Series – that can support the broadest range of channels, devices, game types, and content. All of our major contracts in fiscal 2005 were won with Enterprise Series, and as noted above, many of those customers are using Enterprise Series to operate not only traditional online lottery games, but also video lottery terminals (VLTs), interactive games, and integrated online/instant lotteries.

One way GTECH is making lottery games more accessible is by making it easier for lottery players to buy online and instant tickets. That was the rationale behind GamePoint™, our all-in-one instant and online lottery self-service solution introduced in fiscal 2005. Made possible by our acquisition of Interlott in fiscal 2004, GamePoint also helps to optimize the mix of games, reduce pilferage and fraud, and supports integrated reporting and management.

GTECH is also satisfying our customers' need for fresh, exciting content by introducing new games. In fiscal 2005, we introduced HotTrax®, a new 3D animated lottery game based on the popular sport of auto racing. Players have an opportunity to place a variety of wagers on the finishing order of race cars in races held every four minutes. The first game of its kind in the lottery industry, HotTrax brings sight, sound, and motion to lottery play, increasing its entertainment value and helping to gain broader acceptance in social space environments, such as restaurants and taverns. To make HotTrax even more appealing, we recently obtained a five-year exclusive licensing agreement giving GTECH rights to utilize the names, likenesses, and signatures of premier race car drivers, such as Jeff Gordon and Dale Earnhart, Jr., in the social space environment.

We also announced an agreement with Hasbro to offer our first branded lottery games based on Hasbro's popular MONOPOLY™ and BATTLESHIP™ brands. The first of these, a MONOPOLY-based game, was launched in Kansas in May, with versions in a variety of game formats to follow in other jurisdictions in the coming year.

There can be no better example of the convergence in gaming than the MONOPOLY brand. It has successfully entertained players in its original form as a board game, and is now gaining further player acceptance on the Internet, as a slot machine game, and soon as a lottery game.

In addition to all of these developments, we closed our acquisition of Leeward Islands Lottery Holding Company (LILHCo) in fiscal 2005. A lottery operating company headquartered on the Caribbean islands of Antigua and St. Croix, LILHCo enhances our strategic foothold in the region, providing an opportunity for GTECH to pursue additional lottery and video lottery business throughout the Caribbean.

Fiscal 2005 also brought a reminder of the challenges that often face our GTECH deployment teams as they launch new lotteries. In Florida, GTECH was in the midst of the largest online lottery conversion from one vendor to another in U.S. history – including the installation of 11,300 Altura® terminals statewide – when the state was hit by a series of devastating hurricanes in late summer. Despite power outages, transportation problems, and extensive property damage, our GTECH team successfully launched the new Florida Lottery – on time – after just seven months on the ground in January of 2005.

**Gaming Solutions moves forward decisively**

Fiscal 2005 was a year of major strategic progress in our Gaming Solutions business. Shortly after the start of the fiscal year, we acquired Spielo, one of the leading providers of VLTs to the government-sponsored gaming market. While we worked to expand Spielo's product line and support its installations in New York with new games, we pursued – and won – several key VLT contracts in Oregon, Italy, Sweden, Jamaica, and the Atlantic Lottery in Canada.

In August, we signed a three-year contract extension worth up to $25 million with the Oregon Lottery. It calls for GTECH to replace Oregon's existing video lottery central system with our Enterprise Series Video system, as well as 2,000 Internet Protocol-ready Altura site controllers linking more than 10,000 VLTs to the central system. This order was in addition to 2,000 VLTs Oregon ordered earlier in the year from Spielo.

The contract with Italy (through our Cogetech joint venture) is significant because, although the Italian gaming market ranks eighth in the world in terms of total gaming sales, much of its legalized gaming machine market remains untapped. Up to 65,000 gaming machines throughout Italy will be connected to our Enterprise Series central system.

Meanwhile, Svenska Spel in Sweden supplemented its existing 5,000 Spielo VLTs with an order for 2,000 of the next-generation wide-area VLTs, which will begin shipping later this year.

The Jamaican VLT contract is the second one for which GTECH is a single-source vendor, providing all components. Initially, we will install approximately 150 VLTs, with an option to expand from there. We expect to generate up to $60 million in revenues from the contract by its conclusion in 2011.

Canada's Atlantic Lottery Corporation chose GTECH to replace its existing video lottery central system with Enterprise Series. The new system will monitor the integrity and security of over 9,000 VLTs throughout Canada's Maritime Provinces.

Finally, after a competitive procurement process involving four other bidders, GTECH was selected by the Multi-State Lottery Association (MUSL) in December to supply equipment, software, services, and communications networks for the first-ever multi-vendor, multi-state video lottery Wide Area Progressive solution.

That VLT winning streak has continued into fiscal 2006. This March, the Pennsylvania Department of Revenue chose GTECH from among 10 competing vendors to supply the gaming central control system for the state's new gaming initiative. The Enterprise Series-based system will monitor and control up to 61,000 gaming devices that are expected to be installed at approximately 14 venues throughout the state starting next year.

In May of this year, GTECH was named from among five competitors as the preferred vendor to provide a video gaming monitoring system and site controllers for the Louisiana Department of Public Safety & Corrections.

While we were winning new VLT business, we were also taking bold steps to become one of the world's leading gaming equipment, systems, and services companies. These efforts culminated in December when we entered into an agreement with The Gauselmann Group of Germany to purchase a 50 percent controlling equity interest in Atronic, the leading video slot machine manufacturer in Europe, Russia, and Latin America, and a significant force here in the U.S., as well.

As noted above, the government-sponsored and commercial segments of the gaming market are converging. The Atronic acquisition is in many ways a response to that convergence and the opportunities it presents. The benefits of Atronic to GTECH are many. As a company with a large and diverse customer base around the world, it strengthens our international presence. As one of the leading game developers in the industry, it greatly expands our game offerings. Atronic also provides a large licensing presence – 196 licenses current or pending, including U.S. states, Native American casinos, and 10 other countries. These strengths are complemented by a well-developed and successful casino sales and distribution organization, and with a very active and progressive research and development organization providing us access to a growing number of innovative products and technologies.

Atronic also brings with it a strong management team and a highly-skilled workforce. We are delighted to be partnering with Paul and Michael Gauselmann, who together have built the largest gaming machine supplier in Europe and one of the largest in the world.

Because of the time required to go through the licensing process around the world, the agreement will not be finalized until December 2006.

However, we are already pursuing cross-licensing opportunities that will benefit both Spielo and Atronic. For example, part of our winning bid for the Atlantic Lottery VLT contract was a player-tracking application created by Atronic. This feature enables video lottery operators to develop customer relationships and loyalty programs. We will also be deploying the Atronic player tracking system in Jamaica.

### BUILDING ON A STRONGER BASE IN COMMERCIAL SERVICES

The pursuit of GTECH's Commercial Services strategy proceeded apace in fiscal 2005 with the majority of our efforts focused in Latin America and Poland. In June, we began selling pre-paid mobile phone top-ups through our lottery terminals in Barbados. We also launched bill payment services and expanded the availability of prepaid mobile phone services at hundreds of locations throughout Poland via our PolCard network. In September, our strategy in Poland took a major step forward with our acquisition of BillBird, the leading provider of electronic bill payments in Poland, with over 6,500 points-of-access. GTECH is now the leader in this emerging industry in Poland, and we are well positioned to become a commercial services market leader in one of the most significant markets in Central and Eastern Europe.

PolCard has also benefited from the growing use of credit cards in Poland. During fiscal 2005, PolCard processed 97.5 million transactions, a 22 percent increase over the previous year. All of this serves to reinforce our strategy of acquiring anchor networks in emerging markets and then expanding by adding incremental commercial and government services and transactions.

I would also like to point out our success in cross-selling our commercial services offerings to existing GTECH customers. Currently, 10 of our government lottery/gaming customers also call on GTECH for commercial services.

### THE COMMON SUCCESS FACTOR: ENTERPRISE SERIES

As I have pointed out, the key to many of our fiscal 2005 successes – and all of our future growth opportunities – has been our continued investment in Enterprise Series. By simultaneously improving efficiency and enabling new product and service offerings, Enterprise Series offers a compelling value proposition to current and prospective customers.

For example, at the Thuringen Lottery in Germany, our new Enterprise Series solution will increase the efficiency of lottery operations, fully integrate lottery games and related administrative systems and services, and enable the Thuringen Lottery to implement new channels of distribution for its online products by providing a defined messaging interface. The new interface will be accessible by local Internet and mobile phone service providers, so that they may offer lottery products to their large customer bases. All of these capabilities are due to Enterprise Series and companion GTECH products, including ES Connect B2B™ IP networking, Altura POS terminals, and GWARE™ software, a comprehensive lottery business reporting tool.

In fiscal 2005, Enterprise Series continued to be rated highly in competitive procurement evaluations. For example, at LoRo in Switzerland, GTECH received the highest technical score among six competing vendors. So far, 34 of GTECH's 86 lottery system customers and nine of our 12 video central system customers have chosen to move to Enterprise Series since its introduction in 2002.

Because Enterprise Series provides a proven platform for growth, we will continue building upon its capabilities through significant investments in R&D. Our ultimate goal is to deliver a truly open system that will give customers complete freedom of choice to select whatever content and associated technologies they prefer from any number of vendors. We believe this will vastly expand the options available to customers, and in doing so, help them grow their fundraising activities in an increasingly competitive marketplace.

**DELIVERING VALUE FOR SHAREHOLDERS**

It is a testament to the strength of GTECH's core business and our extended revenue visibility that we were able to deliver strong results in fiscal 2005 despite the situation in Brazil, where GTECH found itself in the midst of public controversies related to procurement procedures and contract compliance.

These controversies involve a criminal investigation alleging improper conduct during contract negotiations with Caixa Economica Federal, our customer in Brazil, in April 2003 and a civil suit. In December, the exhaustive 10-month investigation by Brazil's Federal Police indicated that there was no inappropriate conduct by GTECH-related personnel. Although the case was re-opened in January at the request of a prosecutor, there has been no activity since then. Concurrently, GTECH was named in a civil suit filed by a federal prosecutor, our assets in Brazil were frozen, and Caixa was ordered to withhold 30 percent of its regular payments to GTECH starting in mid-summer. The total amount withheld grew to $26 million by the end of the fiscal year. Recently, an appellate court reversed a substantial portion of the withhold-and-freeze order and ordered that the withholding be discontinued, and that all funds held in escrow in excess of approximately $11 million be returned to GTECH. Obviously, we view this as a positive development in what has been a troubling issue for us, and we hope it bodes well for a full resolution in the near future. Caixa, which is planning to implement a new business model under which it will take over many of the functions currently performed by GTECH, recently negotiated a new one-year contract with us to aid in the migration process.

Despite the revenue holdback in Brazil, the investment of $201 million on growth-related acquisitions, and committing another $100 million to $150 million to the Atronic transaction, I am pleased to report that we still kept our commitment to return capital to shareholders in fiscal 2005. In addition to our regular dividend payments, which total $40 million annually, we repurchased approximately 5.3 million shares of GTECH stock at a total cost of $121 million. In fact, over the past five years, we have repurchased 44 million shares, or 28 percent of the total shares outstanding, for a total cost of $423 million.

In recognition of our strong growth record and the significant long-term opportunities that lie ahead, the GTECH Board of Directors authorized a 2-for-1 stock split in June 2004. Besides further increasing our liquidity, the split was designed to make our common stock more attractive to a broader range of potential investors.

Capital markets demonstrated their confidence in GTECH when we raised $300 million in an offering of senior notes. We took advantage of the offering as a way to lock in financial flexibility at attractive rates. We also renegotiated our credit facility, increasing the total amount available from $300 million to $500 million. As a result of these actions, we now have access to $800 million of funding for future growth-related investments – and we can raise additional capital if necessary while still maintaining our investment-grade credit rating.

**THE OUTLOOK FOR FISCAL 2006 AND BEYOND**

While we do not anticipate the same level of new-contract activity in the Lottery business that we saw in fiscal 2005, simply due to the timing of contract renewals, we do expect to see a number of new opportunities in the coming months, including bids on several of our competitors' contracts around the globe. In addition, we are focused on helping our customers generate continuing same store sales growth through new game content. In fiscal 2006, we have 50 new games under development across all channels of our business.

We are also aggressively pursuing the licenses required to close the Atronic transaction, and as the year progresses, we will be preparing for the expected growth that will flow from our larger and broader entry into the commercial gaming space with the closing of the Atronic acquisition in December of 2006. We will also continue to identify selective opportunities for tuck-in acquisitions in all three vertical markets, as well as investing in growth via licensing when the right opportunities present themselves. And with free cash flow generation expected to be in the range of $160 million to $180 million, we will continue to return a portion of our cash to shareholders.

**THERE IS MORE TO COME**

Looking beyond the current fiscal year, our long-range goal is to achieve annual revenues of $1.8 billion by the end of fiscal 2008. This represents a $540 million increase over fiscal 2005 revenues, and we expect more than half of that incremental revenue to come from our Gaming Solutions business.

As we pursue our strategies and take on new challenges, the exceptional performance of the people of GTECH throughout the world is as much a critical element of our success as any other. Powered by the industry's best talent and possessed of a singular ability to turn strategies into effective actions, they offer the greatest assurance of our continuing success. I am proud to be associated with them.

This is a time ripe with opportunity for GTECH. We have more engines of growth than we have ever had. We have the capital we need for additional value-enhancing growth investments. We have more opportunity available to us than ever before. And we are both shareholder-friendly and business savvy. This combination of factors suggests that GTECH is in the very early stages of an extended period of growth.

On behalf of our people and our Board of Directors, thank you for your continuing support. We will continue to focus on doing the right things, for the right reasons, all the time.

Sincerely,

W. Bruce Turner
President and Chief Executive Officer

## SELECTED CONSOLIDATED FINANCIAL DATA

| | Fiscal Year Ended February 26, 2005 | February 28, 2004 (a) | February 22, 2003 | February 23, 2002 | February 24, 2001 |
|---|---|---|---|---|---|
| | (Dollars in thousands, except per share amounts) | | | | |
| **Operating Data:** | | | | | |
| Revenues: | | | | | |
| Services | $ 1,017,683 | $ 957,471 | $ 868,896 | $ 831,787 | $ 856,475 |
| Sales of products | 239,552 | 93,859 | 109,894 | 177,914 | 80,068 |
| Total | 1,257,235 | 1,051,330 | 978,790 | 1,009,701 | 936,543 |
| Gross Profit: | | | | | |
| Services | 401,050 | 419,632 | 333,855 | 245,479 | 292,380 |
| Sales of products | 81,578 | 34,633 | 30,951 | 41,462 | 5,224 |
| Total | 482,628 | 454,265 | 364,806 | 286,941 | 297,604 |
| Special charges (credit) (b) | – | – | (1,121) | – | 42,270 |
| Operating income | 312,816 | 287,855 | 226,945 | 134,350 | 81,905 |
| Net income | 196,394 | 183,200 | 142,021 | 68,026 | 43,148 |
| **Per Share Data: (c)** | | | | | |
| Basic | $ 1.68 | $ 1.57 | $ 1.24 | $ 0.58 | $ 0.31 |
| Diluted (d) | 1.50 | 1.40 | 1.11 | 0.51 | 0.31 |
| **Cash dividends declared per common share** | $ 0.34 | $ 0.255 | $ – | $ – | $ – |
| **Dividends Paid** | $ 39,830 | $ 29,977 | $ – | $ – | $ – |
| **Balance Sheet Data (at end of period):** | | | | | |
| Cash and cash equivalents | $ 94,446 | $ 129,339 | $ 116,174 | $ 35,095 | $ 46,948 |
| Investment securities available-for-sale | 196,825 | 221,850 | – | – | – |
| Total assets | 1,855,141 | 1,559,131 | 954,195 | 853,829 | 938,160 |
| Long-term debt, less current portion | 726,329 | 463,215 | 287,088 | 329,715 | 316,961 |
| Shareholders' equity | 655,768 | 562,289 | 315,566 | 202,955 | 314,362 |
| **Cash Flow Data:** | | | | | |
| Net cash provided by operating activities | $ 375,209 | $ 415,067 | $ 332,256 | $ 345,230 | $ 251,970 |
| Net cash used for investing activities | (429,582) | (612,459) | (158,608) | (164,726) | (162,566) |
| Net purchases (maturities) of available-for-sale investment securities | (25,025) | 221,850 | – | – | – |
| Free cash flow (e) | $ (79,398) | $ 24,458 | $ 173,648 | $ 180,504 | $ 89,404 |
| Net cash provided by (used for) financing activities | $ 17,505 | $ 206,206 | $ (96,193) | $ (188,341) | $ (50,725) |
| **Other Data:** | | | | | |
| Income before income taxes | $ 306,386 | $ 290,794 | $ 229,066 | $ 109,720 | $ 70,735 |
| Interest expense | 19,213 | 10,919 | 11,267 | 22,876 | 27,165 |
| Depreciation and amortization | 158,615 | 119,059 | 138,185 | 168,543 | 174,395 |
| EBITDA (f) | $ 484,214 | $ 420,772 | $ 378,518 | $ 301,139 | $ 272,295 |
| Number of lottery customers at year-end (g) | 92 | 84 | 84 | 82 | 83 |

(a) 53-week year.

(b) The impact of the special charges (credit) on earnings per share on a diluted basis was ($0.01) and $0.19 in fiscal 2003 and 2001, respectively.

(c) Per share data has been restated to reflect our 2-for-1 common stock split that occurred in July 2004.

(d) We adopted EITF 04-8 in December 2004, which requires that all 12.7 million shares underlying our 1.75% Convertible Debentures be included in diluted earnings per share computations, if dilutive, regardless of whether the conversion requirements have been met. The adoption of EITF 04-8 resulted in a decrease to diluted earnings per share of $0.02, $0.10 and $0.06 in fiscal 2004, 2003 and 2002, respectively.

(e) Free cash flow (net cash provided by operating activities less net cash used for investing activities, excluding the net purchases or maturities of available-for-sale investment securities), represents the excess cash flows generated over and above the investment of capital required to both maintain and grow our ongoing revenue streams. Based upon the long term contractual cycles in our business, we believe free cash flow trends represent a useful guide to help determine the amount of internally generated capital available for enhancing long-term shareholder value, through a balance of investing in new growth opportunities, the tax efficient return of capital to our shareholders and repayment of debt obligations. As we define it, free cash flow may not be comparable to other similarly titled measures used by other companies.

(f) We believe that earnings before interest, taxes, depreciation and amortization, or EBITDA, assists in explaining trends in our operating performance, provides useful information about our ability to incur and service indebtedness and is a commonly used measure of performance by securities analysts and investors in the gaming industry. EBITDA should not be considered as an alternative to operating income as an indicator of our performance or to cash flows as a measure of our liquidity. As we define it, EBITDA may not be comparable to other similarly titled measures used by other companies.

(g) A lottery customer is defined as a jurisdiction utilizing our systems or products for a traditional online lottery.

# MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

## Overview

The following Management's Discussion and Analysis ("MD&A") is intended to help the reader understand the financial results of GTECH Holdings Corporation. MD&A is provided as a supplement to, and should be read in conjunction with, our financial statements and the accompanying notes. This overview provides guidance on the individual sections of MD&A as follows:

- ***Forward-Looking Statements*** – cautionary information about forward-looking statements.
- ***Our Business*** – a general description of our business; Brazil matters; acquisitions; our common stock split and treasury stock retirement; and new accounting pronouncements.
- ***Application of Critical Accounting Policies*** – a discussion of accounting policies that we believe are both most critical to our financial condition and results of operations, and require management's most difficult, subjective or complex judgments and estimates.
- ***Operations Review*** – an analysis of our consolidated results of operations for the three years presented in our financial statements. We operate in one business – Transaction Processing, and we have a single operating and reportable business segment. Therefore, our discussions are not quantified by segment results.
- ***Liquidity, Capital Resources and Financial Position*** – an analysis of cash flows, financial position, contractual obligations and commitments.
- ***Financial Risk Management and Dividend Policy*** – information about financial risk management; interest rate market risk; equity price risk; foreign currency exchange rate risk; and our dividend policy.
- ***Subsequent Events*** – information about material events that occurred subsequent to February 26, 2005.

Unless specified otherwise, we use the terms "Holdings," "the Company," "we," "our," and "us" in MD&A to refer to GTECH Holdings Corporation and its consolidated subsidiaries included in the consolidated financial statements.

## FORWARD-LOOKING STATEMENTS

Statements contained in this section and elsewhere in this report which are not historical statements constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934. Generally, the words "believe," "expect," "estimate," "anticipate," "will," "may," "could," "plan," "continue" and similar expressions identify forward-looking statements. Such statements include, without limitation, statements relating to:

- the future prospects for and stability of the lottery industry and other businesses in which we are engaged or expect to be engaged;
- our future operating and financial performance (including, without limitation, expected future growth in revenues, profit margins and earnings per share);
- our ability to secure and protect trademarks and other intellectual property rights;
- our ability to retain existing contracts and to obtain and retain new contracts;
- competition in the online lottery industry and other businesses in which we are engaged or may engage and the impact of competition on our revenues and profitability;
- our ability to realize the anticipated benefits of our acquisitions; and
- the results and effects of legal proceedings and investigations.

These forward-looking statements reflect management's assessment based on information currently available, but are not guarantees and are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in the forward-looking statements. These risks and uncertainties include, among other things, the following:

- government regulations and other actions affecting the online lottery industry could have a negative effect on our business and sales;
- we may be subject to adverse determinations in legal proceedings (including previously announced legal proceedings in Brazil) which could result in substantial monetary judgments or reputational damage;

- our lottery operations are dependent upon our continued ability to retain and extend our existing contracts and win new contracts;
- slow growth or declines in sales of online lottery goods and services could lead to lower revenues and cash flows;
- we derive over half of our revenues from foreign jurisdictions (including over 7.4% in fiscal 2005 from Brazilian operations) and are subject to the economic, political and social instability risks of doing business in foreign jurisdictions;
- our results of operations are exposed to foreign currency exchange rate fluctuations which could result in lower revenues, net income and cash flows when such results are translated into U.S. dollar accounts;
- we have a concentrated customer base and the loss of any of our larger customers (or lower sales from any of these customers) could lead to lower revenue;
- our quarterly operating results may fluctuate significantly, including as a result of variations in the amount and timing of product sales, the occurrence of large jackpots in lotteries (which increase the amount wagered and our revenue) and expenses incurred in connection with lottery start-ups;
- we operate in a highly competitive environment and increased competition may cause us to experience lower cash flows or to lose contracts;
- we are subject to substantial penalties for failure to perform under our contracts;
- we may not be able to respond to technological changes or to satisfy future technology demands of our customers in which case we could fall behind our competitors;
- if we are unable to manage potential risks related to acquisitions, our business and growth prospects could suffer;
- expansion of the gaming industry faces opposition which could limit our access to some markets;
- our business prospects and future success depend upon our ability to attract and retain qualified employees;
- our business prospects and future success rely heavily upon the integrity of our employees and executives and the security of our systems;
- our dependence on certain suppliers creates a risk of implementation delays if the supply contract is terminated or breached, and any delays may result in substantial penalties;
- our non-lottery ventures, which are an increasingly important aspect of our business, may fail; and
- other risks and uncertainties set forth below and elsewhere in this report, in our fiscal 2004 Form 10-K, and in our subsequent press releases and Form 10-Qs and other reports and filings with the Securities and Exchange Commission.

The foregoing list of important factors is not all-inclusive.

## OUR BUSINESS

### *General*

We operate on a 52-week or 53-week fiscal year ending on the last Saturday in February. Fiscal 2005 and 2003 were 52-week years. Fiscal 2004 was a 53-week year and we included the extra week in our fourth quarter ended February 28, 2004.

We are a global gaming and technology company providing software, networks and professional services that power high-performance, transaction processing systems. We are the world's leading operator of highly-secure online lottery transaction processing systems, doing business in 54 countries worldwide and we have a growing presence in commercial gaming technology ("Gaming Solutions") and financial services transaction processing ("Commercial Services"). A comparison of our revenue concentration is as follows:

| Consolidated Revenues | Fiscal 2005 | Fiscal 2004 | Fiscal 2003 |
|---|---|---|---|
| Lottery | 87% | 91% | 93% |
| Commercial Services | 7% | 7% | 5% |
| Gaming Solutions | 6% | 2% | 2% |
| | 100% | 100% | 100% |

Being a global business, we derive a substantial portion of our revenue from our operations outside of the United States. In particular, in fiscal 2005, we derived 52.2% of our revenues from international operations, including 7.4% of our revenues from our Brazilian operations alone (including 7.2% of our revenues from Caixa Economica Federal, the operator of Brazil's National Lottery, our second largest customer in fiscal 2005 based on annual revenues). In addition, substantial portions of our assets, primarily consisting of equipment we use to operate online lottery systems for our customers, are held outside of the United States. We are also exposed to more general risks of international operations, including increased governmental regulation of the online lottery industry in the markets where we operate; exchange controls or other currency restrictions; and significant political instability.

We have derived substantially all of our revenues from the rendering of services and the sale or supply of computerized online lottery systems and components to government-authorized lotteries. Our service revenues are derived primarily from lottery service contracts, which are typically at least five to seven years in duration, and generally provide compensation to us based upon a percentage of a lottery's gross online and instant ticket sales. These percentages vary depending on the size of the lottery and the scope of services provided to the lottery. We primarily derive product sale revenues from the installation of new online lottery systems, installation of new software and sales of lottery terminals and equipment in connection with the expansion of existing lottery systems. Our product margins fluctuate depending on the mix, volume and timing of product sale contracts. Our product sale revenues from period to period may not be comparable due to the size and timing of product sale transactions. During fiscal 2006, we currently anticipate that product sales will be in the range of $180 million to $210 million.

Our compensation under lottery service contracts is typically based upon a percentage of a lottery's gross online and instant ticket sales. Over the past several fiscal years, we have experienced and may continue to experience a reduction in the percentage of lottery ticket sales we receive from certain customers resulting from contract rebids, extensions and renewals due to a number of factors, including the substantial growth of lottery sales over the last decade, reductions in the cost of technology and telecommunications services, and general market and competitive dynamics. In anticipation and response to these trends, beginning in fiscal 2001, we began the implementation of our new Enterprise Series-led technology strategy combined with the implementation of a number of ongoing cost savings initiatives and efficiency improvement programs designed to enable us to maintain our market leadership in the lottery industry. We are unable to determine at this time the likely effect of this trend on our business.

Our business is highly regulated, and the competition to secure new government contracts is often intense. In addition, our ability to consummate the acquisition, which we announced in December 2004, of a 50% controlling equity interest in the Atronic group of companies, one of the world's five largest manufacturers of slot machines, and to otherwise expand our business in non-lottery gaming markets, is contingent upon obtaining required gaming licenses. From time to time, competitors challenge our contract awards and there have been, and may continue to be, investigations of various types, including grand jury investigations conducted by government authorities into possible improprieties and wrongdoing in connection with efforts to obtain and/or the awarding of lottery contracts and related matters. Because such investigations frequently are conducted in secret, we may not necessarily know of the existence of an investigation which might involve us. Because our reputation for integrity is an important factor in our business dealings with lottery, gaming licensing, and other governmental agencies, a governmental allegation or a finding of improper conduct on our part or attributable to us in any manner could have a material adverse effect on our business, including our ability to retain existing contracts, obtain new or renewal contracts and to expand our business in non-lottery gaming markets. In addition, continuing adverse publicity resulting from these investigations and related matters could have a material adverse effect on our reputation and business.

***Brazil Matters***

Revenues from our lottery contract with Caixa Economica Federal ("CEF"), our customer and the operator of Brazil's National Lottery, accounted for 7.2% of our total fiscal 2005 revenues, making CEF our second largest customer in fiscal 2005 based upon annual revenues.

A June 25, 2004 ruling (the "Ruling") in a civil action initiated by federal attorneys with Brazil's Public Ministry had the effect in fiscal 2005 of materially reducing payments that we otherwise would have received from our lottery contract with CEF which expires in May 2005. The Ruling ordered that 30% of payments subsequent to the Ruling due to GTECH Brasil Ltda., our Brazilian subsidiary ("GTECH Brazil") from CEF, be withheld and deposited in an account maintained by the Court. As of February 26, 2005, the total amount withheld and deposited in an account maintained by the Court was approximately 68 million Brazilian reals, or $26 million. In fiscal 2005, we did not recognize service revenues for the payments that were withheld from GTECH Brazil, as realization of these amounts was not reasonably assured.

In July 2004, we filed an appeal of the Ruling and in March 2005 (after the close of fiscal 2005), an appellate court decision ordered that the withholding be discontinued and that all funds currently held in escrow in excess of 40 million Brazilian reals be returned to us, which amounts to $11 million of the $26 million withheld as of February 26, 2005. We received and recognized these funds as service revenue on April 13, 2005.

In addition, the Ruling ordered that all assets of GTECH Brazil be identified to the Court so as to prevent their transfer or disposition, a requirement that was also subsequently reversed by the appellate court decision in March 2005.

As of February 26, 2005, GTECH Brazil assets approximated $34.9 million as follows (dollars in millions):

| | | |
|---|---|---|
| Cash | $ | 5.1 |
| Systems, Equipment and Other Assets Relating to Contracts, net | | 5.7 |
| Assets restricted from transfer or disposition | $ | 10.8 |
| All other assets | | 24.1 |
| GTECH Brazil assets at February 26, 2005 | $ | 34.9 |

The restricted cash of $5.1 million is included in Other Assets in our Consolidated Balance Sheet.

We are currently involved in negotiations with CEF respecting the possible extension of the term of our current contract, which expires in May 2005, or execution of a new contract with CEF for the provision of goods and services by us after the scheduled termination date of our current contract. Foreign currency translation related to our operations in Brazil of $59.5 million (which is recorded in Accumulated Other Comprehensive Loss in our Consolidated Balance Sheet at February 26, 2005), would be recorded as a charge to our consolidated income statement upon the expiration of our contract with CEF should we determine that the expiration of the CEF contract results in a substantial liquidation of our investment in Brazil.

Refer to Note 14 to the consolidated financial statements for detailed disclosures regarding this matter.

## ***Acquisitions***

### *BillBird S.A.*

During the third quarter of fiscal 2005, our majority-owned subsidiary, PolCard S.A. ("PolCard"), acquired privately-held BillBird S.A. ("BillBird"), the leading provider of electronic bill payment services in Poland, for an all-cash purchase price of approximately $6.0 million. By combining BillBird and PolCard (which is the leading debit and credit card merchant transaction acquirer and processor company in Poland), we will enhance our market strategy of providing a product suite including debit and credit transaction processing, card and ATM management services, electronic bill payments, and prepaid mobile phone top-ups.

### *Leeward Islands Lottery Holding Company Inc.*

During the first quarter of fiscal 2005, we acquired privately-held Leeward Islands Lottery Holding Company Inc. ("LILHCo"), a lottery operating company headquartered on the Caribbean islands of Antigua and St. Croix, for an all-cash purchase price of approximately $40 million. By acquiring Caribbean-based LILHCo, we will enhance our strategic foothold in that region, as well as provide significant growth opportunities in additional jurisdictions throughout the Caribbean.

### *Spielo Manufacturing Incorporated*

During the first quarter of fiscal 2005, we acquired privately-held Spielo Manufacturing Incorporated ("Spielo"), a leading provider of video lottery terminals ("VLT's") and related products and services to the global gaming industry, for an all-cash purchase price of approximately $150 million. In addition, we paid Spielo shareholders approximately $10.7 million out of a potential maximum earn-out amount of up to $35 million, which Spielo shareholders are entitled to receive in the 18 months following the closing, based upon Spielo achieving certain VLT installation objectives in New York and separately, a working capital adjustment of approximately $1.5 million. By acquiring Spielo, we will be better able to deliver a comprehensive, integrated VLT solution to our existing and potential customers, with a single point of contact and accountability. We currently do not expect to pay any significant amounts remaining under the earn-out provision.

We continue to evaluate a variety of opportunities to broaden our offerings of high-volume transaction processing services outside of our core market of providing online lottery services, such as the processing and transmission of commercial, non-lottery transactions including bill payments, electronic tax payments, utility payments, prepaid cellular telephone recharges and retail-based programs such as gift cards. Currently, our networks in Brazil, Poland, Chile, the Czech Republic and Jamaica process bill payments and other commercial service transactions. In the near term, we expect to concentrate our efforts to grow commercial service revenues principally in Central and Eastern Europe and other selected emerging economies. While our goal is to leverage our technology, infrastructure and relationships to drive growth in commercial services, if, in the course of pursuing these opportunities, we identify an opportunity to gain access to certain markets through the acquisition of existing businesses, we may consider making such acquisitions.

***Common Stock Split and Treasury Stock Retirement***

On June 17, 2004, our Board of Directors approved a 2-for-1 common stock split, payable in the form of a stock dividend, which entitled each shareholder of record on July 1, 2004 to receive one share of common stock for each outstanding share of common stock held on that date. The stock dividend was distributed on July 30, 2004. All references to common shares and per share amounts herein have been restated to reflect the stock split for all periods presented.

In connection with the declaration of the stock dividend, our Board of Directors approved the retirement of 69.8 million shares of our common stock held in treasury on July 29, 2004 (stated on a basis reflecting the stock split which occurred subsequent to the retirement). The $528.8 million of treasury stock at the time of the retirement was eliminated from treasury stock through a charge to retained earnings and common stock.

***New Accounting Pronouncements***

***FASB Statement No. 123R***

In December 2004, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123R"), which is a revision of FASB Statement No. 123, "Accounting for Stock-Based Compensation." SFAS 123R supersedes Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"), and amends FASB Statement No. 95, "Statement of Cash Flows." SFAS 123R requires all share-based payments to employees, including grants of employee stock options, be recognized in the financial statements based on their fair values. Pro forma disclosure is no longer an alternative. SFAS 123R must be adopted no later than the beginning of the first fiscal year beginning after June 15, 2005 (our fiscal 2007 first quarter). Early adoption is permitted. We plan to adopt SFAS 123R on the first day of fiscal 2007 (February 26, 2006).

SFAS 123R permits public companies to adopt its requirements using either the modified prospective transition ("MPT") method or the modified retrospective transition ("MRT") method. Under the MPT method, compensation cost for new awards and modified awards are recognized beginning with the effective date and the cost for awards that were granted prior to, but not vested as of the effective date, will be based on the grant date fair value estimate used for SFAS 123 pro forma disclosure purposes. The MRT method includes the requirements of the MPT method but also permits restatement of all prior periods presented or only the prior interim periods of the year of adoption. We plan to adopt SFAS 123R using the MPT method and we intend to use a lattice model to value stock options granted after February 26, 2006.

We currently account for share-based payments to employees using the intrinsic value method under APB 25 and related Interpretations, and as such, we generally recognize no compensation cost for employee stock options. We currently estimate the impact of adopting SFAS 123R will be in a range of $0.04 to $0.06 per diluted share in fiscal 2007. SFAS 123R also requires the benefits of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow, rather than as an operating cash flow as required under current literature. This requirement will reduce net operating cash flows and increase net financing cash flows in periods after adoption. While we cannot estimate what those amounts will be in the future (because they depend on, among other things, when employees exercise stock options), the amount of operating cash flows recognized in prior periods for these excess tax deductions were $11.3 million, $10.4 million and $8.0 million in fiscal 2005, 2004 and 2003, respectively.

***FASB Staff Position No. 109-1***

In December 2004, the FASB issued FASB Staff Position No. 109-1, "Application of FASB Statement No. 109, 'Accounting for Income Taxes,' to the Tax Deduction on Qualified Production Activities Provided by the American Jobs Creation Act of 2004" ("FSP 109-1"). FSP 109-1 provides guidance on the application of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109"), to the provision of the American Jobs Creation Act of 2004 (the "Act") that provides a tax deduction on qualified production activities. The FASB staff believes that the deduction should be accounted for as a special deduction in accordance with SFAS 109 as opposed to a tax rate reduction. FSP 109-1 is effective immediately. Pursuant to the Act, we will be able to benefit from a tax deduction for qualified production activities in fiscal 2006. We will follow the provisions of this guidance when applicable. We have not yet determined the impact this tax deduction will have on our results of operations or financial position.

***FASB Staff Position No. 109-2***

In December 2004, the FASB issued FASB Staff Position No. 109-2, "Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004" ("FSP 109-2"). FSP 109-2 provides for a special one-time dividends received deduction on the repatriation of certain foreign earnings to a U.S. taxpayer (repatriation provision). FSP 109-2 provides accounting and disclosure guidance for the repatriation provision and is effective immediately. While we continue to evaluate the Act, we do not plan to elect the one-time provision because of the resulting loss of foreign tax credits and because the vast majority of our permanently reinvested non-U.S. earnings have been deployed in active non-U.S. business operations.

***EITF 04-8***

In October 2004, the FASB ratified the Emerging Issues Task Force's consensus on Issue No. 04-8, "The Effect of Contingently Convertible Debt on Diluted Earnings per Share" ("EITF 04-8"), which is effective for periods ending after December 15, 2004. Under current interpretations of FAS 128, "Earnings per Share," issuers of contingently convertible debt instruments exclude the potential common shares underlying the debt instrument from the calculation of diluted earnings per share until the contingency is met. EITF 04-8 requires that potential shares underlying the debt instrument be included in diluted earnings per share computations, if dilutive, regardless of whether the contingency has been met. We adopted EITF 04-8 in December 2004 and retroactively adjusted all prior period diluted earnings per share amounts to conform to the guidance in EITF 04-8. The adoption of EITF 04-8 resulted in a decrease to diluted earnings per share of $0.02 and $0.10 in fiscal 2004 and 2003, respectively.

## APPLICATION OF CRITICAL ACCOUNTING POLICIES

We have identified the accounting policies listed below that we believe are both most critical to our financial condition and results of operations, and require management's most difficult, subjective or complex judgments in estimating the effect of inherent uncertainties. This section should be read in conjunction with Note 1 to the consolidated financial statements, which includes other significant accounting policies.

### ***Revenue Recognition***

***Lottery and Gaming Transaction Processing Services***

We generally conduct our lottery and gaming business under two types of contractual arrangements: Facilities Management Contracts and Product Sales Contracts.

***Facilities Management Contracts***

A majority of our revenues are derived from facilities management contracts, under which we construct, install, operate and retain ownership of the online lottery system ("lottery system"). These contracts generally provide for a variable amount of monthly or weekly service fees paid to us directly from the lottery authority based on a percentage of a lottery's gross online and instant ticket sales or a percentage of net machine income. These fees are recognized as revenue in the period earned and are classified as Service Revenue in our Consolidated Income Statements when all of the following criteria are met:

- Persuasive evidence of an arrangement exists, which is typically when a customer contract has been signed
- Services have been rendered
- Our fee is deemed to be fixed or determinable and free of contingencies or significant uncertainties
- Collectibility is reasonably assured

In instances where customer acceptance of the product or system is required, revenue is deferred until all the acceptance criteria have been met.

### *Product Sales Contracts*

Under product sales contracts, we construct, sell, deliver and install a turnkey lottery system or deliver lottery equipment, and license the computer software for a fixed price, and the lottery authority subsequently operates the lottery system. Product sale contracts generally include customer acceptance provisions and general customer rights to terminate the contract if we are in breach of the contract.

Because product sales contracts include significant customization, modification and other services prior to customer acceptance that are considered essential to the lottery software inherent in our lottery systems, revenue is recognized using contract accounting. Under contract accounting, amounts due to us, and costs incurred by us in constructing the lottery system, prior to customer acceptance, are deferred. Revenue attributable to the lottery system is classified as Sales of Products in our Consolidated Income Statements and is recognized upon customer acceptance as long as there are no substantial doubts regarding collectibility.

Whenever we enter into a product sale contract that involves the delivery or performance of multiple products and services that include the development and customization of software, implementation services, and licensed software and support services, we apply the consensus of EITF 00-21 "Revenue Arrangements with Multiple Deliverables," to determine whether the non-customization related deliverables specified in the contract should be treated as separate units of accounting for revenue recognition purposes. If the elements qualify as separate units of accounting, and fair value exists for the elements of the contract that are unrelated to the customization services, these elements are accounted for separately, and the related revenue is recognized as the products are delivered or the services are rendered.

The application of revenue recognition principles requires judgment, including whether our product sales contracts include multiple elements, and if so, whether fair value exists for those elements. As a result, contract interpretation is sometimes required to determine the appropriate accounting, including whether the deliverables in a multiple element arrangement should be treated as separate units of accounting for revenue recognition purposes, and if so, the relative fair value that should be allocated to each of the elements and when to recognize revenue for each element. Our interpretation would not affect the amount of revenue recognized but could impact the timing of revenue recognition.

Revenues attributable to any ongoing services provided subsequent to customer acceptance are classified as Service Revenue in our Consolidated Income Statements in the period earned.

In certain product sale contracts (primarily the stand alone sale of lottery or video lottery terminals and software deliverables that do not involve significant customization of software), we are not responsible for installation. In these cases, we recognize revenue when all of the following criteria are met:

- Persuasive evidence of an arrangement exists, which is typically when a customer contract has been signed
- The product has been delivered
- Our fee is deemed to be fixed or determinable and free of contingencies or significant uncertainties
- Collectibility is reasonably assured

In instances where installation and/or customer acceptance of the product is required, revenue is deferred until installation is complete and any acceptance criteria have been met.

Our typical payment terms under product sale contracts include customer progress payments based on specific contract milestones with final payment due on or shortly after customer acceptance. We do not generally offer our customers payment terms that extend substantially beyond customer acceptance. In the rare case that we provide a customer with extended payment terms, we defer revenue equal to the amount of the extended payment until it is received.

### *Non-Lottery Transaction Processing Services*

We offer high-volume transaction processing services outside of our core market of providing online lottery services that consist of the acquiring, processing and transmission of commercial non-lottery transactions. Such transactions include retail debit, credit and charge card transactions, bill payments, electronic tax payments, utility payments, prepaid cellular telephone recharges and retail-based programs.

We earn a fee for processing commercial non-lottery transactions that is transaction-based (a fixed fee per transaction or a fee based on a percentage of dollar volume processed). We recognize these fees as service revenue at the time a transaction is processed based on the net amount retained in accordance with Emerging Issues Task Force Issue No. 99-19, "Reporting Revenue Gross as a Principal Versus Net as an Agent."

### *Deferred Revenue and Liquidated Damage Assessments*

Amounts received from customers in advance of revenue recognition are recorded in Advance Payments from Customers in our Consolidated Balance Sheets. We record liquidated damage assessments, which are penalties incurred due to a failure to meet specified deadlines or performance standards, as a reduction of revenue in the period they become probable and estimable. Liquidated damage assessments equaled 0.18%, 0.50% and 0.47% of our total revenues in fiscal 2005, 2004 and 2003, respectively.

### *Income Tax Expense and Accruals*

Our annual income tax rate is based upon our income, statutory tax rates and tax planning opportunities available to us in the various jurisdictions in which we operate. Significant judgment is required in determining our annual income tax rate and in evaluating our tax positions. We establish reserves when, despite our belief that our tax return positions are fully supportable, we believe that certain positions are likely to be challenged and that we may not succeed. We adjust these reserves in light of changing facts and circumstances, such as the result of a tax audit. An estimated effective annual income tax rate is applied to our quarterly operating results. In the event there is a significant or unusual item recognized in our quarterly operating results, the tax attributable to that item is separately calculated and recorded at the same time.

Tax law requires items to be included in the income tax return at different times than the items are reflected in the financial statements. As a result, our annual income tax rate reflected in our financial statements is different than that reported in our tax return (our cash tax rate). Some of these differences are permanent, such as expenses that are not deductible in our income tax return, and some differences reverse over time, such as depreciation expense. These timing differences create deferred tax assets and liabilities. Deferred tax assets generally represent items that can be used as a tax deduction or credit in our income tax return in future years for which we have recorded the tax benefit in our income statement. We establish valuation allowances for our deferred tax assets when we believe expected future taxable income is not likely to support the use of a tax deduction or credit in that tax jurisdiction. Deferred tax liabilities generally represent income tax expense recognized in our financial statements for which payment has been deferred, or expense for which we have taken a deduction in our income tax return but have not yet recognized an expense in our financial statements. We have not recognized any United States income tax expense on undistributed international earnings since we intend to reinvest the earnings outside the United States for the foreseeable future.

A number of years may elapse before a particular matter, for which we have established a reserve, is ultimately resolved. The number of years with open tax audits varies depending on the jurisdiction. While it is often difficult to predict the final outcome or the timing of resolution of any particular matter, we believe our reserves reflect the most probable outcome of known contingencies.

### *Trade Accounts Receivable, net and Sales-Type Lease Receivables*

We evaluate the collectibility of trade accounts and sales-type lease receivables on a customer-by-customer basis and we believe our reserves are adequate; however, if economic circumstances change significantly resulting in a major customer's inability or unwillingness to meet its financial obligations to us, original estimates of the recoverability of amounts due to us could be reduced by significant amounts requiring additional reserves.

### *Inventories and Obsolescence*

Inventories are stated at the lower of cost (first-in, first-out method) or market. Inventories include amounts we manufacture or assemble for our long-term service contracts, which are transferred to Systems, Equipment and Other Assets Relating to Contracts upon shipment. Inventories also include amounts related to product sales contracts, including product sales under long-term contracts. We regularly review inventory quantities on hand and record provisions for potentially obsolete or slow-moving inventory based primarily on our estimated forecast of product demand and production requirements. We believe our reserves are adequate; however, should future sales forecasts change, our original estimates of obsolescence could increase by a significant amount requiring additional reserves.

### *Goodwill and Other Intangible Assets*

Goodwill represents the excess of purchase price and related costs over the value assigned to the net tangible and identifiable intangible assets of businesses acquired. Goodwill and other intangible assets determined to have indefinite useful lives are not amortized but are reviewed for impairment annually, or more frequently if events or circumstances indicate these assets may be impaired. Other intangible assets determined to have definite lives are amortized over their useful lives. We review other intangible assets with definite lives for impairment to ensure they are appropriately valued if conditions exist that may indicate the carrying value may not be recoverable. Such conditions may include, among others, significant adverse changes in the extent or manner in which an asset is being used or in legal factors or in the business climate that could affect the value of an asset.

Because we have a single operating and reportable business segment (the Transaction Processing Segment), we perform our goodwill impairment test by comparing the fair value of the Transaction Processing Segment with its book value, including goodwill. If the fair value of the Transaction Processing Segment exceeds the book value, goodwill is not impaired. If the book value exceeds the fair value, we would calculate the potential impairment loss by comparing the implied fair value of goodwill with the book value. If the implied goodwill is less than the book value, a write-down would be recorded.

***Impairment of Long-Lived Assets***

We periodically evaluate the recoverability of long-lived assets whenever indicators of impairment are present. Indicators of impairment include such items as declines in revenues, earnings or cash flows or material adverse changes in the economic or political stability of a particular country, which may indicate that the carrying amount of an asset is not recoverable. If facts and circumstances indicate our long-lived assets may be impaired, the estimated future undiscounted cash flows associated with these long-lived assets would be compared to their carrying amounts to determine if a write-down to fair value is necessary.

## OPERATIONS REVIEW

Refer to the Summary Financial Data table while reading the operations review below.

**SUMMARY FINANCIAL DATA**

| | Fiscal Year Ended | | | | | |
|---|---|---|---|---|---|---|
| | February 26, 2005 | | February 28, 2004 | | February 22, 2003 | |
| | | | (Dollars in thousands) | | | |
| Revenues: | | | | | | |
| Services | $ 1,017,683 | 80.9 % | $ 957,471 | 91.1 % | $ 868,896 | 88.8 % |
| Sales of products | 239,552 | 19.1 | 93,859 | 8.9 | 109,894 | 11.2 |
| Total | 1,257,235 | 100.0 | 1,051,330 | 100.0 | 978,790 | 100.0 |
| Costs and expenses: | | | | | | |
| Costs of services (a) | 616,633 | 60.6 | 537,839 | 56.2 | 535,041 | 61.6 |
| Costs of sales (a) | 157,974 | 65.9 | 59,226 | 63.1 | 78,943 | 71.8 |
| Total | 774,607 | 61.6 | 597,065 | 56.8 | 613,984 | 62.7 |
| Gross profit | 482,628 | 38.4 | 454,265 | 43.2 | 364,806 | 37.3 |
| Selling, general and administrative | 117,253 | 9.3 | 109,092 | 10.4 | 96,130 | 9.8 |
| Research and development | 52,559 | 4.2 | 57,318 | 5.4 | 42,852 | 4.4 |
| Special credit | – | – | – | – | (1,121) | (0.1) |
| Operating expenses | 169,812 | 13.5 | 166,410 | 15.8 | 137,861 | 14.1 |
| Operating income | 312,816 | 24.9 | 287,855 | 27.4 | 226,945 | 23.2 |
| Other income (expense): | | | | | | |
| Interest income | 4,615 | 0.4 | 5,733 | 0.5 | 3,837 | 0.4 |
| Equity in earnings of unconsolidated affiliates | 2,812 | 0.2 | 6,236 | 0.6 | 7,376 | 0.8 |
| Other income | 5,356 | 0.4 | 1,889 | 0.2 | 2,175 | 0.2 |
| Interest expense | (19,213) | (1.5) | (10,919) | (1.0) | (11,267) | (1.2) |
| | (6,430) | (0.5) | 2,939 | 0.3 | 2,121 | 0.2 |
| Income before income taxes | 306,386 | 24.4 | 290,794 | 27.7 | 229,066 | 23.4 |
| Income taxes | 109,992 | 8.8 | 107,594 | 10.3 | 87,045 | 8.9 |
| Net income | $ 196,394 | 15.6 % | $ 183,200 | 17.4 % | $ 142,021 | 14.5 % |

(a) Percentages are computed based on cost as a percentage of related revenue.

*Comparison of Fiscal 2005 with 2004*

***Total Revenues***

| | Fiscal Year Ended February 26, 2005 | Fiscal Year Ended February 28, 2004 | Change $ | Change % |
|---|---|---|---|---|
| | (dollars in millions) | | | |
| Services | $ 1,017.7 | $ 957.4 | $ 60.3 | 6.3 |
| Sales of products | 239.5 | 93.9 | 145.6 | >100.0 |
| | $ 1,257.2 | $ 1,051.3 | $ 205.9 | 19.6 |

***Service Revenues and Gross Margin***

| | Fiscal Year Ended February 26, 2005 | Fiscal Year Ended February 28, 2004 | Change $ | Change % |
|---|---|---|---|---|
| | (dollars in millions) | | | |
| Domestic lottery | $ 520.6 | $ 504.1 | $ 16.5 | 3.3 |
| International lottery | 381.9 | 359.5 | 22.4 | 6.2 |
| Commercial services | 84.8 | 74.3 | 10.5 | 14.1 |
| Gaming solutions | 27.4 | 16.9 | 10.5 | 62.1 |
| All other | 3.0 | 2.6 | 0.4 | 15.4 |
| | $ 1,017.7 | $ 957.4 | $ 60.3 | 6.3 |

| | Fiscal Year Ended February 26, 2005 | Fiscal Year Ended February 28, 2004 | Change Percentage Points |
|---|---|---|---|
| | (dollars in millions) | | |
| Service gross margin | 39.4 % | 43.8 % | (4.4) |

The 3.3% increase in domestic lottery service revenues was primarily due to higher service revenues from an increase in sales by our domestic lottery customers of approximately 6%, the launch of our new service contract in Tennessee and the impact of the Interlott acquisition, partially offset by contractual rate changes, lower jackpot activity and the extra week of service revenues in fiscal 2004. While we are not able to quantify precisely the reasons for increases in sales by our domestic lottery customers, we believe that in general, such increases are attributable to enhanced marketing efforts by state lottery authorities seeking to offset declining tax revenues and the successful introduction by state lottery authorities of new games and products, modifications to existing games (such as matrix changes and more frequent drawings) and expanded distribution channels, such as Keno.

The 6.2% increase in international lottery service revenues includes higher service revenues from an increase in sales by our international lottery customers of approximately 2%, along with favorable foreign exchange rates and higher jackpot activity, partially offset by lower revenues from Brazil related to the court order to withhold 30% of our revenues. While we are not able to quantify precisely the reasons for increases in sales by our international lottery customers, we believe that in general, such increases are attributable to more rapid growth rates typical of newer lottery jurisdictions, the successful introduction of new games and modifications to existing games (such as matrix changes and more frequent drawings).

The 14.1% increase in commercial transaction processing service revenues includes higher service revenues from an increase in sales by our commercial transaction processing customers of approximately 14%, along with favorable foreign exchange rates and the impact of the BillBird acquisition, partially offset by lower revenues from Brazil related to the court order to withhold 30% of our revenues.

The 62.1% increase in gaming solutions service revenues was primarily due to the acquisition of Spielo and the installation of additional video lottery terminals in the state of Rhode Island.

Our service margins were down 4.4 percentage points from last year primarily due to lower margins from Brazil related to lower service revenues resulting from the court order to withhold 30% of our revenues along with higher legal costs, and the impact of higher depreciation and amortization related principally to acquisitions, contract renewals and the implementation of new contracts.

***Product Revenues and Gross Margin***

| | Fiscal Year Ended February 26, 2005 | Fiscal Year Ended February 28, 2004 | Change $ | Change % |
|---|---|---|---|---|
| | (dollars in millions) | | | |
| Sales of products | $ 239.5 | $ 93.9 | $ 145.6 | >100.0 |

| | Fiscal Year Ended February 26, 2005 | Fiscal Year Ended February 28, 2004 | Change Percentage Points |
|---|---|---|---|
| | (dollars in millions) | | |
| Product gross margin | 34.1 % | 36.9 % | (2.8) |

Product sales were higher principally due to the sale of lottery terminals and a communications network to our customer in Belgium, the sale of an Enterprise Series central system to our customer in West Lotto, Germany, the sale of lottery terminals to our customer in Spain, and the impact of the Spielo acquisition. Our product margins fluctuate depending on the mix, volume and timing of product sales contracts and our current year product margins were down 2.8 percentage points primarily due to lower margins associated with the Germany central system sale.

***Operating Expenses***

Operating expenses are comprised of selling, general and administrative (SG&A) expenses and research and development (R&D) expenses.

| | Fiscal Year Ended February 26, 2005 | Fiscal Year Ended February 28, 2004 | Change $ | Change % |
|---|---|---|---|---|
| | (dollars in millions) | | | |
| SG&A expenses | $ 117.2 | $ 109.1 | $ 8.1 | 7.4 |
| R&D expenses | 52.6 | 57.3 | (4.7) | (8.2) |
| | $ 169.8 | $ 166.4 | $ 3.4 | 2.0 |
| **Percentage of total revenue** | | | | |
| SG&A expenses | 9.3 % | 10.4 % | | |
| R&D expenses | 4.2 % | 5.4 % | | |

The $8.1 million increase in SG&A expenses was principally due to the current year acquisition of Spielo, along with an acceleration in regulatory licensing activity in worldwide commercial gaming markets, partially offset by lower incentive compensation costs. The $4.7 million decrease in R&D expenses was primarily due to the timing of development initiatives, partially offset by the impact of the Spielo acquisition.

***Equity Earnings***

| | Fiscal Year Ended February 26, 2005 | Fiscal Year Ended February 28, 2004 | Change $ | Change % |
|---|---|---|---|---|
| | (dollars in millions) | | | |
| Equity earnings | $ 2.8 | $ 6.2 | $ (3.4) | (54.8) |

Equity earnings were down $3.4 million from last year, primarily due to the sale in April 2004 of our 50% interest in Gaming Entertainment (Delaware) L.L.C. to Harrington Raceway, Inc.

***Other Income (Expense)***

The components of other income in fiscal 2005 and fiscal 2004 are as follows:

| | Fiscal Year Ended | | | |
|---|---|---|---|---|
| | February 26, 2005 | February 28, 2004 | Change $ | Change % |
| | (dollars in millions) | | | |
| Gain on sale of investment | $ 10.9 | $ – | $ 10.9 | 100.0 |
| Foreign exchange losses | (1.4) | (0.2) | (1.2) | (>100.0) |
| Minority interest in consolidated subsidiaries | (3.8) | (4.5) | 0.7 | 15.5 |
| One-time, non-cash gain | – | 5.3 | (5.3) | (100.0) |
| Other | (0.3) | 1.3 | (1.6) | (>100.0) |
| | $ 5.4 | $ 1.9 | $ 3.5 | >100.0 |

The $10.9 million gain on sale of investment resulted from the sale in April 2004 of our 50% interest in Gaming Entertainment (Delaware) L.L.C. to Harrington Raceway, Inc.

Minority interest in consolidated subsidiaries principally relates to our controlling interests in PolCard S.A. ("PolCard") and Wireless Business Solutions (Proprietary) Limited ("WBS"). PolCard is the leading debit and credit card merchant transaction acquirer and processor in Poland. WBS is a telecommunications provider in South Africa. In fiscal 2005, we determined that we no longer had a controlling interest in WBS that would require consolidation in our financial statements due principally to the expiration of our guarantee of loans made by an unrelated commercial lender to WBS and we now account for WBS using the equity method of accounting.

The $5.3 million, one-time, non-cash, pre-tax gain in the prior fiscal year resulted from the consolidation of the partnership that owns our world headquarters facilities, which was recorded in compliance with Financial Accounting Standards Board Interpretation No. 46, "Consolidation of Variable Interest Entities."

***Interest Expense***

| | Fiscal Year Ended | | | |
|---|---|---|---|---|
| | February 26, 2005 | February 28, 2004 | Change $ | Change % |
| | (dollars in millions) | | | |
| Interest expense | $ 19.2 | $ 10.9 | $ 8.3 | 76.1 |

Interest expense was up $8.3 million over last year primarily due to higher debt balances resulting from the issuance in November 2004 of $150 million of 4.50% Senior Notes and $150 million of 5.25% Senior Notes.

***Income Taxes***

Our effective income tax rate was 35.9% in fiscal 2005, down from 37% in fiscal 2004. The decrease is primarily due to a larger percentage of international profits taxed at rates that are lower than the U.S. statutory income tax rate and increased tax benefits relating to export sales.

In October 2004, the American Jobs Creation Act of 2004 (the "Act") was signed into law. Among its provisions, the Act provides for a one-time special deduction for certain qualifying dividends from foreign subsidiaries. While we continue to evaluate the Act, we do not plan to elect the one-time special deduction because of the resulting loss of foreign tax credits and because the vast majority of our permanently reinvested non-U.S. earnings have been deployed in active non-U.S. business operations.

***Weighted Average Diluted Shares***

Weighted average diluted shares in fiscal 2005 was comparable to fiscal 2004. We adopted EITF 04-8 in December 2004, which requires the inclusion of all 12.7 million shares underlying our $175 million principal amount of 1.75% Convertible Debentures in prior periods' diluted earnings per share computations, if dilutive, regardless of whether the conversion requirements have been met. The adoption of EITF 04-8 resulted in a decrease to diluted earnings per share of $0.02 in fiscal 2004.

*Comparison of Fiscal 2004 with 2003*

***Total Revenues***

| | Fiscal Year Ended | | Change | |
|---|---|---|---|---|
| | February 28, 2004 | February 22, 2003 | $ | % |
| | (dollars in millions) | | | |
| Services | $ 957.4 | $ 868.9 | $ 88.5 | 10.2 |
| Sales of products | 93.9 | 109.9 | (16.0) | (14.6) |
| | $ 1,051.3 | $ 978.8 | $ 72.5 | 7.4 |

***Service Revenues and Gross Margin***

| | Fiscal Year Ended | | Change | |
|---|---|---|---|---|
| | February 28, 2004 | February 22, 2003 | $ | % |
| | (dollars in millions) | | | |
| Domestic lottery | $ 504.1 | $ 477.4 | $ 26.7 | 5.6 |
| International lottery | 359.5 | 324.1 | 35.4 | 10.9 |
| Commercial services | 74.3 | 48.9 | 25.4 | 51.9 |
| Gaming solutions | 16.9 | 15.8 | 1.1 | 7.0 |
| All other | 2.6 | 2.7 | (0.1) | (3.7) |
| | $ 957.4 | $ 868.9 | $ 88.5 | 10.2 |

| | Fiscal Year Ended | | Change |
|---|---|---|---|
| | February 28, 2004 | February 22, 2003 | Percentage Points |
| | (dollars in millions) | | |
| Service gross margin | 43.8 % | 38.4 % | 5.4 |

The 5.6% increase in domestic lottery service revenues was primarily due to higher service revenues from an increase in sales by our domestic lottery customers of approximately 4% with the balance principally due to the combined effect of an extra week of service revenues in fiscal 2004 and the acquisition of Interlott. While we are not able to quantify precisely the reasons for increases in sales by our domestic lottery customers, we believe that in general, such increases are attributable to enhanced marketing efforts by state lottery authorities seeking to offset declining tax revenues and the successful introduction by state lottery authorities of new games and products, modifications to existing games (such as matrix changes and more frequent drawings) and expanded distribution channels, such as Keno.

The 10.9% increase in international lottery service revenues includes higher service revenues from an increase in sales by our international lottery customers of approximately 9%, along with the impact of the effect of an extra week of service revenues in fiscal 2004 of approximately 1.5%, with the balance of the increase due to the combined impact of favorable foreign exchange rates partially offset by contractual rate changes. While we are not able to quantify precisely the reasons for increases in sales by our international lottery customers, we believe that in general, such increases are attributable to more rapid growth rates typical of newer lottery jurisdictions, the successful introduction of new games and modifications to existing games (such as matrix changes and more frequent drawings).

The 51.9% increase in commercial transaction processing services was primarily due to the acquisition of PolCard, which contributed $21.4 million of service revenues in fiscal 2004.

Our service margins were up 5.4 percentage points from last year, primarily due to lower depreciation of approximately 2.0 percentage points, principally related to fully depreciated assets associated with our contract with Caixa Economica Federal in Brazil, with the balance of the increase primarily due to the impact of higher service revenues.

***Product Revenues and Gross Margin***

| | Fiscal Year Ended | | | |
|---|---|---|---|---|
| | February 28, 2004 | February 22, 2003 | Change $ | Change % |
| | (dollars in millions) | | | |
| Sales of products | $ 93.9 | $ 109.9 | $ (16.0) | (14.6) |

| | Fiscal Year Ended | | |
|---|---|---|---|
| | February 28, 2004 | February 22, 2003 | Change Percentage Points |
| | (dollars in millions) | | |
| Product gross margin | 36.9% | 28.2% | 8.7 |

Significant product sales in the prior year included the sale of a turnkey system to our customer in Portugal, and significant product sales in the current year included the sale of an interactive system to our customer in the United Kingdom. Our product margins were up 8.7 percentage points over last year, primarily due to the different mix of sales.

***Operating Expenses***

Operating expenses are comprised of selling, general and administrative (SG&A) expenses, research and development (R&D) expenses and a special credit.

| | Fiscal Year Ended | | | |
|---|---|---|---|---|
| | February 28, 2004 | February 22, 2003 | Change $ | Change % |
| | (dollars in millions) | | | |
| SG&A expenses | $ 109.1 | $ 96.1 | $ 13.0 | 13.5 |
| R&D expenses | 57.3 | 42.9 | 14.4 | 33.6 |
| Special credit | – | (1.1) | 1.1 | 100.0 |
| | $ 166.4 | $ 137.9 | $ 28.5 | 20.7 |
| **Percentage of total revenue** | | | | |
| SG&A expenses | 10.4 % | 9.8 % | | |
| R&D expenses | 5.5 % | 4.4 % | | |

The $13.0 million increase in SG&A expenses was primarily driven by increased business development activities in Poland and Mexico associated with our commercial services business and the consolidation of PolCard and Interlott. The $14.4 million increase in R&D expenses was primarily due to our continued efforts to accelerate the development and deployment of Enterprise Series into the marketplace.

***Interest Income***

| | Fiscal Year Ended | | | |
|---|---|---|---|---|
| | February 28, 2004 | February 22, 2003 | Change $ | Change % |
| | (dollars in millions) | | | |
| Interest income | $ 5.7 | $ 3.8 | $ 1.9 | 50.0 |

Interest income was up $1.9 million reflecting interest earned on the cash proceeds from the $250 million of debt issued in the third quarter of fiscal 2004.

***Equity Earnings***

| | Fiscal Year Ended | | | |
|---|---|---|---|---|
| | February 28, 2004 | February 22, 2003 | Change $ | Change % |
| | (dollars in millions) | | | |
| Equity earnings | $ 6.2 | $ 7.4 | $ (1.2) | (16.2) |

Equity earnings were down $1.2 million due to lower equity income resulting principally from lower revenues generated by our joint venture in Taiwan.

***Other Income (Expense)***

The components of other income in fiscal 2004 and fiscal 2003 are as follows:

| | Fiscal Year Ended | | | |
|---|---|---|---|---|
| | February 28, 2004 | February 22, 2003 | Change $ | Change % |
| | (dollars in millions) | | | |
| One-time, non-cash gain | $ 5.3 | $ – | $ 5.3 | >100.0 |
| Minority interest in consolidated subsidiaries | (4.5) | (0.6) | (3.9) | (>100.0) |
| Foreign exchange losses | (0.2) | 4.2 | (4.4) | (>100.0) |
| Net charges associated with the early retirement of debt | – | (2.3) | 2.3 | >100.0 |
| Other | 1.3 | 0.9 | 0.4 | 44.4 |
| | $ 1.9 | $ 2.2 | $ (0.3) | (13.6) |

The $5.3 million one-time, non-cash, pre-tax gain resulting from the consolidation of the partnership that owns our world headquarters facilities was recorded in compliance with Financial Accounting Standards Board Interpretation No. 46, "Consolidation of Variable Interest Entities."

***Income Taxes***

Our effective income tax rate decreased from 38% in fiscal 2003 to 37% in fiscal 2004 principally due to a larger percentage of international profits taxed at rates that are lower than the U.S. statutory tax rate.

***Weighted Average Diluted Shares***

Weighted average diluted shares in fiscal 2004 increased by 3.1 million shares to 132.6 million shares. We adopted EITF 04-8 in December 2004, which requires the inclusion of all 12.7 million shares underlying our $175 million principal amount of 1.75% Convertible Debentures in prior periods' diluted earnings per share computations, if dilutive, regardless of whether the conversion requirements have been met. The adoption of EITF 04-8 resulted in a decrease to diluted earnings per share of $0.02 and $0.10 in fiscal 2004 and 2003, respectively.

## LIQUIDITY, CAPITAL RESOURCES AND FINANCIAL POSITION

We believe our ability to generate cash from operations to reinvest in our business is one of our fundamental financial strengths and we expect to meet our financial commitments and operating needs in the foreseeable future. We expect to use cash generated from operating activities primarily for contractual obligations and to pay dividends. We expect our growth to be financed through a combination of cash generated from operating activities, existing sources of liquidity, access to capital markets and other sources of capital. Our debt ratings of Baa1 (stable outlook) from Moody's and BBB (stable outlook) from Standard and Poor's contribute to our ability to access capital markets at attractive prices.

***Analysis of Cash Flows***

During fiscal 2005, we generated $375.2 million of cash from operations. This cash, along with cash generated by the sale of available-for-sale investment securities, was principally used to fund the Spielo, LILHCo and BillBird acquisitions of $200.7 million and to fund $245.6 million of systems, equipment and other assets relating to contracts. In addition, we issued $300 million of Senior Notes during the third quarter of fiscal 2005; repaid the remaining $90.0 million of our 7.87% Senior Notes; repurchased $120.7 million, or 5,262,900 shares of our common stock; and paid cash dividends of $39.8 million. At February 26, 2005, we had $94.4 million of cash and cash equivalents and $196.8 million of short-term investment securities on hand.

Our business is capital-intensive. We currently estimate that net cash to be used for investing activities in fiscal 2006 will be in the range of $240 million to $250 million. We expect our principal sources of liquidity to be existing cash and short-term investment securities balances, along with cash we generate from operations and borrowings under our revolving credit facility. Our credit facility provides for an unsecured revolving line of credit of $500 million and matures in October 2009. There were no borrowings under the credit facility as of February 26, 2005. Up to $100 million of the Credit Facility may be used for the issuance of letters of credit. As of February 26, 2005, after considering $7.8 million of letters of credit issued and outstanding, there was $492.2 million available for borrowing under the credit facility. The credit facility contains various covenants, including among other things, requirements relating to the maintenance of certain financial ratios. None of these covenants are expected to impact our liquidity or capital resources. There are no covenants in our credit facility that restrict our ability to pay dividends. At February 26, 2005, we were in compliance with all applicable covenants.

We currently expect that our cash flow from operations, existing cash, available borrowings under our credit facility and access to additional sources of capital will be sufficient, for the foreseeable future, to fund our anticipated working capital and ordinary capital expenditure needs, to service our debt obligations, to fund anticipated internal growth, to fund all or a portion of the cash needed for potential acquisitions, to pay dividends, to fund the capital requirements under our Master Contract with the Rhode Island Lottery and to repurchase shares of our common stock, from time to time, under our share repurchase programs. We may also seek alternative sources of financing to fund certain of our obligations under our Master Contract with the Rhode Island Lottery and to fund future potential acquisitions and growth opportunities that are not currently contemplated in the $240 million to $250 million we estimate we will need in fiscal 2006 for the uses disclosed above.

***Financial Position***

Our balance sheet as of February 26, 2005, as compared to our balance sheet as of February 28, 2004, was impacted by the acquisitions of Spielo, LILHCo and BillBird. Drivers of the material changes in each specific balance sheet category are described below.

Trade accounts receivable, net increased by $49.8 million, from $118.9 million at February 28, 2004 to $168.7 million at February 26, 2005, primarily due to current year receivables from product sale customers in Spain and Germany and receivables at PolCard, Spielo and BillBird.

Inventories decreased by $15.7 million, from $76.8 million at February 28, 2004 to $61.1 million at February 26, 2005, primarily due to lower inventory related to the sale of lottery terminals and a communications network to our customer in Belgium, along with lower inventory related to the sale of an Enterprise Series central system to our customer in West Lotto, Germany, partially offset by inventory associated with the acquisition of Spielo.

Systems, equipment and other assets relating to contracts, net, increased by $129.0 million, from $591.4 million at February 28, 2004 to $720.4 million at February 26, 2005, primarily due to the purchase of $245.6 million of systems, equipment and other assets relating to contracts (principally related to spending in Florida, Wisconsin and Illinois, along with the acquisitions of Spielo and LILHCo), partially offset by depreciation expense.

Goodwill, net, increased by $142.4 million, from $188.6 million at February 28, 2004 to $331.0 million at February 26, 2005, primarily due to the acquisitions of Spielo, LILHCo and BillBird.

Intangible assets, net, increased by $42.6 million, from $28.2 million at February 28, 2004 to $70.8 million at February 26, 2005 due to intangible assets recorded as a result of our acquisitions of Spielo, LILHCo and BillBird.

Sales-type lease receivables decreased by $12.9 million, from $17.7 million at February 28, 2004 to $4.8 million at February 26, 2005, primarily due to the deconsolidation of our 40% interest in Wireless Business Solutions (Proprietary) Limited ("WBS"). In fiscal 2005, we determined that we no longer had a controlling interest in WBS that would require consolidation in our financial statements due principally to the expiration of our guarantee of loans made by an unrelated commercial lender to WBS and we now account for WBS using the equity method of accounting.

Accounts payable increased by $19.2 million, from $80.0 million at February 28, 2004 to $99.2 million at February 26, 2005, primarily due to the acquisitions of Spielo, LILHCo and BillBird.

Employee compensation decreased by $12.1 million, from $34.0 million at February 28, 2004 to $21.9 million at February 26, 2005, primarily due to lower provisions for incentive compensation, along with the elimination of profit sharing.

Advance payments from customers decreased by $61.2 million, from $104.1 million at February 28, 2004 to $42.9 million at February 26, 2005, primarily due to the recognition of sales of lottery terminals and a communications network to our customer in Belgium and Enterprise Series central system to our customer in West Lotto, Germany.

Deferred revenue and advance billings increased by $15.2 million, from $14.5 million at February 28, 2004 to $29.7 million at February 26, 2005, primarily due to deferred revenue related to a central system sale to our customer in West Lotto, Germany, along with customer progress billings related to product sales expected to be recorded in the first quarter of fiscal 2006.

Current portion of long-term debt decreased by $103.8 million, from $106.3 million at February 28, 2004 to $2.5 million at February 26, 2005, primarily due to the repurchase in the first quarter of fiscal 2005 of the remaining $90.0 million of our 7.87% Senior Notes.

Long-term debt, less current portion increased by $263.1 million, from $463.2 million at February 28, 2004 to $726.3 million at February 26, 2005, primarily due to proceeds from the issuance of $150 million of 4.50% Senior Notes and $150 million of 5.25% Senior Notes during the third quarter of fiscal 2005, partially offset by the repayment of the $27.9 million loan on our world headquarters facilities.

Other liabilities increased by $29.6 million, from $53.7 million at February 28, 2004 to $83.3 million at February 26, 2005, primarily due to an advance payment we received from our customer in California.

Deferred income taxes increased by $44.3 million, from $61.7 million at February 28, 2004 to $106.0 million at February 26, 2005, primarily due to deferred taxes associated with the Spielo, LILHCo and BillBird acquisitions, along with accelerated tax deductions relating to depreciation on fiscal 2005 investments in systems and equipment for new and existing customer contracts.

The cost of treasury shares decreased by $437.8 million, from $473.7 million at February 28, 2004 to $35.9 million at February 26, 2005, primarily due to the constructive retirement of 69.8 million treasury shares on July 29, 2004 (stated on the basis reflecting the stock split which occurred subsequent to the constructive retirement).

***Contractual Obligations***

As of February 26, 2005, the Company's contractual obligations, including payments due by period, are as follows (in millions):

| | Fiscal | | | | | | |
|---|---|---|---|---|---|---|---|
| | 2006 | 2007 | 2008 | 2009 | 2010 | Thereafter | Total |
| Long-term debt | $ 2.5 | $ 2.7 | $ – | $ – | $ 149.3 | $ 574.3 | $ 728.8 |
| Operating leases | 20.6 | 15.4 | 7.4 | 4.9 | 3.9 | 4.3 | 56.5 |
| Total | $ 23.1 | $ 18.1 | $ 7.4 | $ 4.9 | $ 153.2 | $ 578.6 | $ 785.3 |

***Long-Term Debt***

In December 2001, Holdings issued, in a private placement, $175 million principal amount of 1.75% Convertible Debentures due December 15, 2021 (the "Debentures"). On or after December 15, 2006, we may redeem for cash, all or part of the Debentures at a redemption price equal to 100% of the principal amount of the Debentures, plus accrued interest up to, but not including, the date of redemption. Holders of the Debentures may require us to repurchase all or part of their Debentures on December 15, 2004, December 15, 2006, December 15, 2011 and December 15, 2016 at a price equal to 100% of the principal amount of the Debentures, plus accrued interest. We may choose to pay the purchase price in cash, shares of our common stock, or a combination of both. If we elect to pay any of the purchase price in shares, the number of shares we are required to deliver is equal to the portion of the purchase price paid in shares divided by 95% of the fair value of the shares at the time of settlement. In addition, upon a change in control of our Company occurring on or before December 15, 2021, each Debenture holder may require us to repurchase all or a portion of such holder's Debentures for cash. No Debentures were tendered for repurchase on December 15, 2004.

Our scheduled debt maturities above assume holders of the Debentures do not require us to repurchase all or a part of them on December 15, 2006 and also assumes that we do not redeem them for cash on or after December 15, 2006.

***Operating Leases***

We lease certain facilities, equipment and vehicles under non-cancelable operating leases that expire at various dates through fiscal 2015. Certain of these leases have escalation clauses and renewal options. We are required to pay all maintenance costs, taxes and insurance premiums relating to our leased assets. The amounts included in the table above represent our future minimum lease payments for non-cancelable operating leases with initial lease terms in excess of one year.

## *Commitments*

### *Performance and other bonds*

In connection with certain contracts and procurements, we have been required to deliver performance bonds for the benefit of our customers and bid and litigation bonds for the benefit of potential customers, respectively. These bonds give the beneficiary the right to obtain payment and/or performance from the issuer of the bond if certain specified events occur. In the case of performance bonds, which generally have a term of one year, such events include our failure to perform our obligations under the applicable contract. To obtain these bonds, we are required to indemnify the issuers against the costs they incur if a beneficiary exercises its rights under a bond. Historically, our customers have not exercised their rights under these bonds and we do not currently anticipate they will do so. The following table provides information related to potential commitments at February 26, 2005:

| | Total Potential Commitments (in millions) |
|---|---|
| Performance bonds | $ 208.1 |
| Litigation bonds | 6.8 |
| All other bonds | 4.3 |
| | $ 219.2 |

### *Master Contract with the Rhode Island Lottery*

In May 2003, we entered into a Master Contract with the Rhode Island Lottery (the "Lottery") that amends our existing contracts with the Lottery and grants us the right to be the exclusive provider of online, instant ticket and video lottery central systems and services for the Lottery during the 20-year term of the Master Contract for a $12.5 million up-front license fee which we paid in July 2003. Under the terms of the Master Contract, we are to invest (or cause to be invested) at least $100 million in the State of Rhode Island, in the aggregate, by December 31, 2008. We currently plan to satisfy our obligation to invest (or cause to be invested) at least $100 million in the State of Rhode Island by December 31, 2008 as follows: (i) approximately $24 million that was invested during fiscal 2004; (ii) approximately $15 million that was invested during fiscal 2005; (iii) approximately $45 million that will be invested during fiscal 2006; and (iv) the balance that will be invested during fiscal 2007. The Lottery may terminate the Master Contract in the event that we fail to meet our obligations as stated above.

In addition, in July 2003 we entered into a tax stabilization agreement with the City of Providence (the "City"), whereby the City agreed to stabilize the real estate and personal property taxes payable in connection with our new world headquarters facility in the City for 20 years. We also agreed to complete and occupy the facility by December 31, 2006, employ 500 employees at the facility by 2009, and we made certain commitments regarding our employment, purchasing and education activities in the City.

### *Acquisition of Atronic*

In December 2004, we entered into an agreement to acquire a 50% controlling equity position in the Atronic group of companies ("Atronic") owned by the owners of the privately-held Gauselmann Group ("Gauselmann"). The remaining 50% of Atronic will be retained by the owners of Gauselmann. Atronic is a video slot machine manufacturer and develops slot machine games and customized solutions for dynamic gaming operations.

The final purchase price for Atronic will be calculated through a performance-based formula equal to eight times Atronic's EBITDA (earnings before interest, taxes, depreciation and amortization) for its fiscal year ending December 31, 2006. In addition, in the 12 months after the closing, Atronic will also have the potential to receive an earn-out amount based on its 2007 performance above specified thresholds. We currently expect the all-cash transaction will have a total value of approximately $100 million to $150 million, for our 50% share, including the assumption of debt.

Beginning in 2012, we will have the option to purchase Gauselmann's interest in Atronic and Gauselmann has a reciprocal right to sell its interest to us at a value determined by independent appraisers. There are also mutual put/call rights that may become effective before 2012, under certain circumstances. The exercise price under these circumstances will be calculated through a performance-based formula. This transaction is contingent upon regulatory and gaming license approvals and other closing conditions, and is expected to be completed on December 31, 2006.

### *Option to Purchase PolCard Outstanding Equity*

In May 2003, we completed the acquisition of a controlling equity position in PolCard S.A. ("PolCard"), for a purchase price, net of cash acquired, of $35.9 million. PolCard is the leading debit and credit card merchant transaction acquirer and processor in Poland. In August 2003, PolCard's outstanding equity was owned 66.5% by us, 33.2% by two funds managed by Innova Capital Sp. z o.o. ("Innova"), a Warsaw-based private equity investment advisor, and 0.3% by the Polish Bank Association, one of PolCard's previous owners. In September 2003, Innova exercised its rights under an option agreement to purchase from us, 3.7% of PolCard's equity for a purchase price of $2.3 million. Following the exercise of this right, we now own 62.8% of PolCard's outstanding equity, while the two funds managed by Innova own, in aggregate, 36.9% of PolCard's outstanding equity. The Polish Bank Association continues to own 0.3% of the outstanding equity of PolCard. Approval of this transaction by our shareholders was not required.

We have three fair value options to purchase Innova's interest in PolCard, and Innova has the reciprocal right to sell its interest in PolCard to us at fair value. Each fair value option has a duration of 90 days and is to be based on an appraised value from at least two investment banks at the date of each option period. We estimate that the buyout prices of each fair value option, based on discounted cash flows, could be as follows:

| Exercise Date Commencing In | Buyout Percentage of the PolCard Outstanding Equity | Range of Buyout Price |
|---|---|---|
| May 2007 | 18.5% | $29 to $44 million |
| May 2008 | 9.2% | $16 to $25 million |
| May 2009 | 9.2% | $18 to $28 million |

## FINANCIAL RISK MANAGEMENT AND DIVIDEND POLICY

### *Financial Risk Management*

The primary market risk inherent in our financial instruments and exposures is the potential loss arising from adverse changes in interest rates and foreign currency exchange rates. Our exposure to commodity price changes is not considered material and is managed through our procurement and sales practices. We use various techniques to manage our market risks, including from time to time, the use of derivative instruments. We manage our exposure to counterparty credit risk by entering into financial instruments with major, financially sound counterparties with high-grade credit ratings and by limiting exposure to any one counterparty. We do not engage in currency or interest rate speculation.

### *Interest Rate Market Risk*

Interest rate market risk is estimated as the potential change in the fair value of our total debt or current earnings resulting from a hypothetical 10% adverse change in interest rates.

The estimated fair value of our long-term debt and change in the estimated fair value due to hypothetical changes in interest rates are as follows (dollars in millions):

| | Estimated Fair Value | | |
|---|---|---|---|
| | At February 26, 2005 | 10% Increase in Interest Rates | 10% Decrease in Interest Rates |
| $250 million of 4.75% Senior Notes | $ 247.9 | $ 246.7 | $ 249.1 |
| $150 million of 4.50% Senior Notes | 149.0 | 146.8 | 151.2 |
| $150 million of 5.25% Senior Notes | 149.0 | 144.5 | 153.7 |
| $175 million of 1.75% Convertible Debentures | 304.5 | 304.2 | 304.9 |

The estimated fair values above were determined by an independent investment banker. The values of the Senior Notes were determined after taking into consideration $225 million of interest rate swaps as follows:

| | Estimated Fair Value | |
|---|---|---|
| | Debt Fair Value | Interest Rate Swaps Outstanding |
| $250 million of 4.75% Senior Notes | $ 247.9 | $ 150.0 |
| $150 million of 4.50% Senior Notes | 149.0 | 50.0 |
| $150 million of 5.25% Senior Notes | 149.0 | 25.0 |

A hypothetical 10% adverse or favorable change in interest rates applied to variable rate debt would not have a material effect on current earnings.

We use various techniques to mitigate the risk associated with future changes in interest rates, including entering into interest rate swap and treasury rate lock agreements.

***Interest rate swap agreements***
During the third quarter of fiscal 2005, in conjunction with the issuance of $300 million of Senior Notes, we entered into interest rate swap agreements that effectively convert $50 million of our Senior Notes from a fixed rate to a floating rate for the period November 2004 to December 2009 and $25 million of our Senior Notes from a fixed rate to a floating rate for the period November 2004 to December 2014.

***Treasury rate lock agreements***
In the third quarter of fiscal 2005, we entered into agreements to lock in interest rates to hedge against potential increases to interest rates prior to the issuance of our 4.50% Senior Notes and 5.25% Senior Notes. We determined that the treasury rate lock agreements were highly effective and qualified for hedge accounting. All treasury rate lock agreements have matured. The related gains of $2.0 million were deferred and recorded in Accumulated Other Comprehensive Loss in our Consolidated Balance Sheet at February 26, 2005 and are being amortized to interest expense over the life of the respective debt instrument.

***Equity price risk***
The estimated fair value of our $175 million of 1.75% Convertible Debentures and change in the estimated fair value due to hypothetical changes in the market price of our common stock is as follows (dollars in millions):

| | Estimated Fair Value | | |
|---|---|---|---|
| | At February 26, 2005 | 10% Increase in Market Price of Common Stock | 10% Decrease in Market Price of Common Stock |
| $175 million of 1.75% Convertible Debentures | $ 304.5 | $ 333.4 | $ 278.7 |

The estimated fair values above were determined by an independent investment banker and were based on a quoted market price of $1,740.00 per Debenture.

***Foreign Currency Exchange Rate Risk***
We are subject to foreign exchange exposures arising from current and anticipated transactions denominated in currencies other than our functional currency, which is United States dollars, and from the translation of foreign currency balance sheet accounts into United States dollar balance sheet accounts.

We seek to manage our foreign exchange risk by securing payment from our customers in United States dollars, by sharing risk with our customers, by utilizing foreign currency borrowings, by leading and lagging receipts and payments, and by entering into foreign currency exchange and option contracts. In addition, a significant portion of the costs attributable to our foreign currency revenues are payable in the local currencies. In limited circumstances, but whenever possible, we negotiate clauses into our contracts that allow for price adjustments should a material change in foreign exchange rates occur.

From time to time, we enter into foreign currency exchange and option contracts to reduce the exposure associated with certain firm commitments, variable service revenues and certain assets and liabilities denominated in foreign currencies, but we do not engage in foreign currency speculation. These contracts generally have maturities of 12 months or less and are regularly renewed to provide continuing coverage throughout the year.

As of February 26, 2005, we had contracts for the sale of foreign currency of approximately $49.0 million (primarily Euro and pounds sterling) and the purchase of foreign currency of approximately $46.4 million (primarily Brazilian real, pounds sterling, New Taiwan dollars and Canadian dollars). Comparatively, as of February 28, 2004, we had contracts for the sale of foreign currency of approximately $63.8 million (primarily Euro and pounds sterling) and the purchase of foreign currency of approximately $45.3 million (primarily Brazilian real, pounds sterling, Swedish krona, and New Taiwan dollars). Refer to Note 13 to the consolidated financial statements for additional information.

At February 26, 2005 and February 28, 2004, a hypothetical 10% adverse change in foreign exchange rates would result in a translation loss of $24.2 million and $22.6 million, respectively, that would be recorded in the equity section of our balance sheet.

At February 26, 2005 and February 28, 2004, a hypothetical 10% adverse change in foreign exchange rates would result in a net pre-tax transaction loss of $3.6 million and $2.0 million, respectively, that would be recorded in current earnings after considering the effects of foreign exchange contracts currently in place.

At February 26, 2005, a hypothetical 10% adverse change in foreign exchange rates would result in a net reduction of cash flows from anticipatory transactions in fiscal 2006 of $20.6 million, after considering the effects of foreign exchange contracts currently in place. The percentage of fiscal 2005 and 2004 anticipatory cash flows that were hedged varied throughout each fiscal year, but averaged 56% in fiscal 2005 compared to 63% in fiscal 2004.

***Dividend Policy***

We are committed to returning value to our shareholders. Beginning in the second quarter of fiscal 2004, we commenced paying cash dividends on our common stock of $0.085 per share, equivalent to a full-year dividend of $0.34 per share. We currently plan to continue paying dividends in the foreseeable future.

## SUBSEQUENT EVENTS

***Developments in Brazil***

As described above, a June 25, 2004 ruling (the "Ruling") in a civil action initiated by federal attorneys with Brazil's Public Ministry had the effect in fiscal 2005 of materially reducing payments that we otherwise would have received from our lottery contract with Caixa Economica Federal ("CEF"), our customer and the operator of Brazil's National Lottery, which expires in May 2005. The Ruling ordered that 30% of payments subsequent to the Ruling due to GTECH Brasil Ltda., our Brazilian subsidiary ("GTECH Brazil") from CEF, be withheld and deposited in an account maintained by the Court. As of February 26, 2005, the total amount withheld and deposited in an account maintained by the Court was approximately 68 million Brazilian reals, or $26 million. In fiscal 2005, we did not recognize service revenues for the payments that were withheld from GTECH Brazil, as realization of these amounts was not reasonably assured.

In July 2004, we filed an appeal of the Ruling and in March 2005 (after the close of fiscal 2005), an appellate court decision ordered that the withholding be discontinued and that all funds currently held in escrow in excess of 40 million Brazilian reals be returned to us, which amounts to $11 million of the $26 million withheld as of February 26, 2005. We received and recognized these funds as service revenue on April 13, 2005. In addition, the Ruling ordered that all assets of GTECH Brazil be identified to the Court so as to prevent their transfer or disposition, a requirement that was also subsequently reversed by the appellate court decision in March 2005. Refer to Note 14 to the consolidated financial statements for detailed disclosures regarding this matter.

***Atronic***

As described above, in December 2004, we entered into an agreement to acquire a 50% controlling equity position in the Atronic group of companies ("Atronic") owned by the owners of the privately-held Gauselmann Group ("Gauselmann"). On March 24, 2005, we guaranteed 50% of Atronic's obligations due under a Euro 50 million (approximately $65 million at the April 20, 2005 exchange rate) loan made by an unrelated commercial lender to Atronic (the "Agreement"). Our maximum liability under this guaranty is equal to the lesser of Euro 25 million (approximately $33 million at the April 20, 2005 exchange rate) or 50% of Atronic's outstanding obligations under the Agreement. The guarantee arose in connection with our planned acquisition of Atronic on December 31, 2006. We would be required to perform under the guaranty should Atronic fail to make any interest or principal payments in accordance with the terms and conditions of the Agreement. Our guarantee expires on April 26, 2010.

***Loxley GTECH Private Limited***

We have a 49% interest in Loxley GTECH Private Limited Co. ("LGT"), which is accounted for using the equity method of accounting. LGT is a corporate joint venture that is expected to provide the online lottery system in Thailand. On March 29, 2005, in order to assist LGT with obtaining the financing they require to enable them to perform under their anticipated obligation to operate the online lottery system in Thailand, we guaranteed, along with the other 51% shareholder in LGT, Baht 1.925 billion (approximately $49 million at the April 20, 2005 exchange rate) principal amount in loans and Baht 455 million (approximately $12 million at the April 20, 2005 exchange rate) in performance bonds and trade finance facilities made to LGT by an unrelated commercial lender (collectively the "Facilities"). We are jointly and severally liable with the other shareholder in LGT for this guarantee. We would be required to perform under the guaranty should LGT fail to make interest or principal payments in accordance with the terms and conditions of the Facilities. Our guarantee obligations will not commence until LGT enters into a definitive agreement with the government, which we currently expect will take place in the second quarter of fiscal 2006, and will terminate upon the start-up of the online lottery system in Thailand, which is currently expected to occur in the fourth quarter of fiscal 2006.

# GTECH HOLDINGS CORPORATION AND SUBSIDIARIES
# CONSOLIDATED BALANCE SHEETS

| | February 26, 2005 | February 28, 2004 |
|---|---|---|
| | (Dollars in thousands) | |
| **ASSETS** | | |
| CURRENT ASSETS: | | |
| Cash and cash equivalents | $ 94,446 | $ 129,339 |
| Investment securities available-for-sale | 196,825 | 221,850 |
| Trade accounts receivable, net | 168,706 | 118,902 |
| Sales-type lease receivables | 3,461 | 7,705 |
| Refundable performance deposit | 8,000 | – |
| Inventories | 61,135 | 76,784 |
| Deferred income taxes | 31,435 | 34,396 |
| Other current assets | 26,646 | 24,426 |
| TOTAL CURRENT ASSETS | 590,654 | 613,402 |
| SYSTEMS, EQUIPMENT AND OTHER ASSETS RELATING TO CONTRACTS, net | 720,438 | 591,362 |
| GOODWILL, net | 331,022 | 188,612 |
| PROPERTY, PLANT AND EQUIPMENT, net | 74,558 | 57,576 |
| INTANGIBLE ASSETS, net | 70,839 | 28,231 |
| REFUNDABLE PERFORMANCE DEPOSIT | 12,000 | 20,000 |
| SALES-TYPE LEASE RECEIVABLES | 4,756 | 17,653 |
| OTHER ASSETS | 50,874 | 42,295 |
| TOTAL ASSETS | $ 1,855,141 | $ 1,559,131 |
| **LIABILITIES AND SHAREHOLDERS' EQUITY** | | |
| CURRENT LIABILITIES: | | |
| Accounts payable | $ 99,234 | $ 80,004 |
| Accrued expenses | 54,227 | 47,428 |
| Employee compensation | 21,862 | 33,981 |
| Advance payments from customers | 42,865 | 104,128 |
| Deferred revenue and advance billings | 29,705 | 14,459 |
| Income taxes payable | 16,499 | 12,394 |
| Taxes other than income taxes | 16,572 | 19,459 |
| Short-term borrowings | 334 | – |
| Current portion of long-term debt | 2,476 | 106,319 |
| TOTAL CURRENT LIABILITIES | 283,774 | 418,172 |
| LONG-TERM DEBT, less current portion | 726,329 | 463,215 |
| OTHER LIABILITIES | 83,260 | 53,736 |
| DEFERRED INCOME TAXES | 106,010 | 61,719 |
| COMMITMENTS AND CONTINGENCIES | – | – |
| SHAREHOLDERS' EQUITY: | | |
| Preferred Stock, par value $.01 per share - 20,000,000 shares authorized, none issued | – | – |
| Common Stock, par value $.01 per share - 200,000,000 shares authorized, 116,551,144 and 184,590,808 shares issued; 115,006,751 and 118,395,168 shares outstanding at February 26, 2005 and February 28, 2004, respectively | 1,166 | 923 |
| Additional paid-in capital | 278,204 | 266,320 |
| Accumulated other comprehensive loss | (43,227) | (70,508) |
| Retained earnings | 455,537 | 839,270 |
| | 691,680 | 1,036,005 |
| Less cost of 1,544,393 and 66,195,640 shares in treasury at February 26, 2005 and February 28, 2004, respectively | (35,912) | (473,716) |
| | 655,768 | 562,289 |
| TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY | $ 1,855,141 | $ 1,559,131 |

See Notes to Consolidated Financial Statements

# GTECH HOLDINGS CORPORATION AND SUBSIDIARIES
# CONSOLIDATED INCOME STATEMENTS

| | Fiscal Year Ended | | |
|---|---|---|---|
| | February 26, 2005 | February 28, 2004 | February 22, 2003 |
| | (Dollars in thousands, except per share amounts) | | |
| Revenues: | | | |
| Services | $ 1,017,683 | $ 957,471 | $ 868,896 |
| Sales of products | 239,552 | 93,859 | 109,894 |
| | 1,257,235 | 1,051,330 | 978,790 |
| Costs and expenses: | | | |
| Costs of services | 616,633 | 537,839 | 535,041 |
| Costs of sales | 157,974 | 59,226 | 78,943 |
| | 774,607 | 597,065 | 613,984 |
| Gross profit | 482,628 | 454,265 | 364,806 |
| Selling, general and administrative | 117,253 | 109,092 | 96,130 |
| Research and development | 52,559 | 57,318 | 42,852 |
| Special credit | – | – | (1,121) |
| Operating expenses | 169,812 | 166,410 | 137,861 |
| Operating income | 312,816 | 287,855 | 226,945 |
| Other income (expense): | | | |
| Interest income | 4,615 | 5,733 | 3,837 |
| Equity in earnings of unconsolidated affiliates | 2,812 | 6,236 | 7,376 |
| Other income | 5,356 | 1,889 | 2,175 |
| Interest expense | (19,213) | (10,919) | (11,267) |
| | (6,430) | 2,939 | 2,121 |
| Income before income taxes | 306,386 | 290,794 | 229,066 |
| Income taxes | 109,992 | 107,594 | 87,045 |
| Net income | $ 196,394 | $ 183,200 | $ 142,021 |
| Basic earnings per share | $ 1.68 | $ 1.57 | $ 1.24 |
| Diluted earnings per share | $ 1.50 | $ 1.40 | $ 1.11 |
| Weighted average shares outstanding - basic | 116,739 | 116,464 | 114,162 |
| Weighted average shares outstanding - diluted | 132,559 | 132,625 | 129,509 |
| Cash dividends declared per common share | $ 0.34 | $ 0.255 | $ – |

See Notes to Consolidated Financial Statements

## GTECH HOLDINGS CORPORATION AND SUBSIDIARIES
## CONSOLIDATED STATEMENTS OF CASH FLOWS

| | Fiscal Year Ended | | |
|---|---|---|---|
| | February 26, 2005 | February 28, 2004 | February 22, 2003 |
| | (Dollars in thousands) | | |
| **OPERATING ACTIVITIES** | | | |
| Net income | $ 196,394 | $ 183,200 | $ 142,021 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | | |
| Depreciation | 145,999 | 115,324 | 133,452 |
| Intangibles amortization | 12,616 | 3,735 | 4,733 |
| Deferred income taxes | 34,740 | 59,457 | (1,567) |
| Tax benefit related to stock award plans | 11,254 | 10,432 | 8,037 |
| Minority interest | 3,799 | 4,502 | 578 |
| Equity in earnings of unconsolidated affiliates, net of dividends received | 3,461 | 1,672 | 316 |
| Gain on sale of investment | (10,924) | – | – |
| Non-cash gain from consolidation of West Greenwich Technology Associates, L.P. | – | (5,292) | – |
| Termination of interest rate swaps | – | – | 11,357 |
| Other | 16,438 | 10,726 | 2,740 |
| Changes in operating assets and liabilities: | | | |
| Trade accounts receivable | (48,207) | 3,788 | (12,007) |
| Inventories | 28,522 | 3,030 | 14,387 |
| Accounts payable | 14,248 | 2,186 | 13,734 |
| Employee compensation | (15,118) | (4,231) | (1,022) |
| Advance payments from customers | (33,994) | 51,601 | (10,109) |
| Deferred revenue and advance billings | 15,037 | (2,979) | 6,954 |
| Income taxes payable | 11,484 | (27,649) | 5,590 |
| Other assets and liabilities | (10,540) | 5,565 | 13,062 |
| NET CASH PROVIDED BY OPERATING ACTIVITIES | 375,209 | 415,067 | 332,256 |
| **INVESTING ACTIVITIES** | | | |
| Acquisitions (net of cash acquired) | (200,730) | (74,442) | – |
| Purchases of systems, equipment and other assets relating to contracts | (245,592) | (268,010) | (155,556) |
| Purchases of available-for-sale investment securities | (246,975) | (242,050) | – |
| Maturities and sales of available-for-sale investment securities | 272,000 | 20,200 | – |
| Proceeds from sale of investments | 11,773 | – | 2,560 |
| Purchases of property, plant and equipment | (12,875) | (12,772) | (5,612) |
| Increase in restricted cash | (5,112) | – | – |
| Investments in and advances to unconsolidated subsidiaries | (2,071) | (2,885) | – |
| Refundable performance deposit | – | (20,000) | – |
| License fee | – | (12,500) | – |
| NET CASH USED FOR INVESTING ACTIVITIES | (429,582) | (612,459) | (158,608) |
| **FINANCING ACTIVITIES** | | | |
| Net proceeds from issuance of long-term debt | 343,254 | 252,588 | – |
| Principal payments on long-term debt | (167,692) | (33,293) | (47,416) |
| Purchases of treasury stock | (120,658) | – | (64,032) |
| Dividends paid | (39,830) | (29,977) | – |
| Premiums and fees paid in connection with the early retirement of debt | (10,610) | (731) | (3,434) |
| Proceeds from stock options | 13,546 | 23,943 | 16,867 |
| Other | (505) | (6,324) | 1,822 |
| NET CASH PROVIDED BY (USED FOR) FINANCING ACTIVITIES | 17,505 | 206,206 | (96,193) |
| Effect of exchange rate changes on cash | 1,975 | 4,351 | 3,624 |
| INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS | (34,893) | 13,165 | 81,079 |
| Cash and cash equivalents at beginning of year | 129,339 | 116,174 | 35,095 |
| CASH AND CASH EQUIVALENTS AT END OF YEAR | $ 94,446 | $ 129,339 | $ 116,174 |

See Notes to Consolidated Financial Statements

# GTECH HOLDINGS CORPORATION AND SUBSIDIARIES
# CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

| | Outstanding Shares | Common Stock | Additional Paid-in Capital | Accumulated Other Comprehensive Income | Retained Earnings | Treasury Stock | Total |
|---|---|---|---|---|---|---|---|
| | | | (Dollars in thousands) | | | | |
| Balance at February 23, 2002 | 114,982,512 | $ 461 | $ 227,239 | $ (100,815) | $ 542,878 | $ (466,808) | $ 202,955 |
| Comprehensive income: | | | | | | | |
| Net income | – | – | – | – | 142,021 | – | 142,021 |
| Other comprehensive income (loss), net of tax: | | | | | | | |
| Foreign currency translation, net of tax benefits of $13 million | – | – | – | 5,344 | – | – | 5,344 |
| Unrecognized net gain on derivative instruments | – | – | – | 91 | – | – | 91 |
| Unrealized loss on investments | – | – | – | (108) | – | – | (108) |
| Comprehensive income | | | | | | | 147,348 |
| Treasury shares purchased | (4,760,000) | – | – | – | – | (64,032) | (64,032) |
| Shares issued under employee stock purchase and stock award plans | 497,250 | – | – | – | 906 | 3,485 | 4,391 |
| Shares issued upon exercise of stock options | 2,556,900 | – | (10) | – | (690) | 17,567 | 16,867 |
| Tax benefits related to stock award plans | – | – | 8,037 | – | – | – | 8,037 |
| May 2002 two-for-one stock split | – | 462 | – | – | (462) | – | – |
| Balance at February 22, 2003 | 113,276,662 | $ 923 | $ 235,266 | $ (95,488) | $ 684,653 | $ (509,788) | $ 315,566 |
| Comprehensive income: | | | | | | | |
| Net income | – | – | – | – | 183,200 | – | 183,200 |
| Other comprehensive income (loss), net of tax: | | | | | | | |
| Foreign currency translation, net of tax benefits of $13 million | – | – | – | 26,418 | – | – | 26,418 |
| Unrecognized net loss on derivative instruments | – | – | – | (1,423) | – | – | (1,423) |
| Unrealized loss on investments | – | – | – | (15) | – | – | (15) |
| Comprehensive income | | | | | | | 208,180 |
| Cash dividends on common stock ($0.255 per share) | – | – | – | – | (30,178) | – | (30,178) |
| Shares issued to acquire Interlott Technologies, Inc. | 1,435,130 | – | 20,622 | – | – | 10,212 | 30,834 |
| Shares issued under employee stock purchase and stock award plans | 424,024 | – | – | – | 843 | 2,669 | 3,512 |
| Shares issued upon exercise of stock options | 3,259,352 | – | – | – | 752 | 23,191 | 23,943 |
| Tax benefits related to stock award plans | – | – | 10,432 | – | – | – | 10,432 |
| Balance at February 28, 2004 | 118,395,168 | $ 923 | $ 266,320 | $ (70,508) | $ 839,270 | $ (473,716) | $ 562,289 |
| Comprehensive income: | | | | | | | |
| Net income | – | – | – | – | 196,394 | – | 196,394 |
| Other comprehensive income (loss), net of tax: | | | | | | | |
| Foreign currency translation, net of tax benefits of $4 million | – | – | – | 24,618 | – | – | 24,618 |
| Unrecognized gain on interest rate locks | – | – | – | 1,988 | – | – | 1,988 |
| Unrecognized net gain on derivative instruments | – | – | – | 677 | – | – | 677 |
| Unrealized loss on investments | – | – | – | (2) | – | – | (2) |
| Comprehensive income | | | | | | | 223,675 |
| Treasury stock purchased | (5,262,900) | – | – | – | – | (120,658) | (120,658) |
| Cash dividends on common stock ($0.34 per share) | – | – | – | – | (40,101) | – | (40,101) |
| Shares issued under employee stock purchase and stock award plans | 356,699 | – | – | – | 724 | 4,409 | 5,133 |
| Shares issued upon exercise of stock options | 1,517,784 | – | – | – | (11,320) | 24,866 | 13,546 |
| Stock option compensation | – | – | 630 | – | – | – | 630 |
| Tax benefits related to stock award plans | – | – | 11,254 | – | – | – | 11,254 |
| Treasury stock retirement | – | (349) | – | – | (528,838) | 529,187 | – |
| July 2004 two-for-one stock split | – | 592 | – | – | (592) | – | – |
| Balance at February 26, 2005 | 115,006,751 | $ 1,166 | $ 278,204 | $ (43,227) | $ 455,537 | $ (35,912) | $ 655,768 |

See Notes to Consolidated Financial Statements

## GTECH HOLDINGS CORPORATION AND SUBSIDIARIES
## NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

### NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

***Organization***

GTECH Holdings Corporation ("Holdings") is a global gaming and technology company providing software, networks and professional services that power high-performance, transaction processing systems. We are the world's leading operator of highly-secure online lottery transaction processing systems, doing business in 54 countries worldwide and we have a growing presence in commercial gaming technology and financial services transaction processing. We have a single operating and reportable business segment, the Transaction Processing segment. In these notes, the terms "Holdings," "Company," "we," "our," and "us" refer to GTECH Holdings Corporation and all subsidiaries included in the consolidated financial statements. Holdings conducts business through its consolidated subsidiaries and unconsolidated affiliates and has, as its only material asset, an investment in GTECH Corporation ("GTECH"), its wholly-owned subsidiary.

***Basis of Presentation and Consolidation***

Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States and include the accounts of Holdings, GTECH, and all majority-owned or controlled subsidiaries. We consolidate all entities that we control as well as variable interest entities for which we are the primary beneficiary.

We use the equity method to account for our investments in 20% to 50% owned affiliates and investments in certain corporate joint ventures, providing we are able to exercise significant influence over the investee's operating and financial policies. Consolidated net income includes our share of the net earnings of these companies. We account for our investments in less than 20% owned affiliates under the cost method. All significant intercompany accounts and transactions have been eliminated.

We operate on a 52-week or 53-week fiscal year ending on the last Saturday in February. Fiscal 2005 and 2003 were 52-week years. Fiscal 2004 was a 53-week year and we included the extra week in our fourth quarter ended February 28, 2004.

Certain amounts in the prior years' financial statements have been reclassified to conform to the current year presentation.

***Revenue Recognition***

**Lottery and Gaming Transaction Processing Services**

We generally conduct our lottery and gaming business under two types of contractual arrangements: Facilities Management Contracts and Product Sales Contracts.

***Facilities Management Contracts***

A majority of our revenues are derived from facilities management contracts, under which we construct, install, operate and retain ownership of the online lottery system ("lottery system"). These contracts generally provide for a variable amount of monthly or weekly service fees paid to us directly from the lottery authority based on a percentage of a lottery's gross online and instant ticket sales or a percentage of net machine income. These fees are recognized as revenue in the period earned and are classified as Service Revenue in our Consolidated Income Statements when all of the following criteria are met:

- Persuasive evidence of an arrangement exists, which is typically when a customer contract has been signed
- Services have been rendered
- Our fee is deemed to be fixed or determinable and free of contingencies or significant uncertainties
- Collectibility is reasonably assured

In instances where customer acceptance of the product or system is required, revenue is deferred until all the acceptance criteria have been met.

***Product Sales Contracts***

Under product sales contracts, we construct, sell, deliver and install a turnkey lottery system or deliver lottery equipment, and license the computer software for a fixed price, and the lottery authority subsequently operates the lottery system. Product sale contracts generally include customer acceptance provisions and general customer rights to terminate the contract if we are in breach of the contract.

Because product sales contracts include significant customization, modification and other services prior to customer acceptance that are considered essential to the lottery software inherent in our lottery systems, revenue is recognized using contract accounting. Under contract accounting, amounts due to us, and costs incurred by us in constructing the lottery system, prior to customer acceptance, are deferred. Revenue attributable to the lottery system is classified as Sales of Products in our Consolidated Income Statements and is recognized upon customer acceptance as long as there are no substantial doubts regarding collectibility.

Whenever we enter into a product sale contract that involves the delivery or performance of multiple products and services that include the development and customization of software, implementation services, and licensed software and support services, we apply the consensus of EITF 00-21 "Revenue Arrangements with Multiple Deliverables," to determine whether the non-customization related deliverables specified in the contract should be treated as separate units of accounting for revenue recognition purposes. If the elements qualify as separate units of accounting, and fair value exists for the elements of the contract that are unrelated to the customization services, these elements are accounted for separately, and the related revenue is recognized as the products are delivered or the services are rendered.

The application of revenue recognition principles requires judgment, including whether our product sales contracts include multiple elements, and if so, whether fair value exists for those elements. As a result, contract interpretation is sometimes required to determine the appropriate accounting, including whether the deliverables in a multiple element arrangement should be treated as separate units of accounting for revenue recognition purposes, and if so, the relative fair value that should be allocated to each of the elements and when to recognize revenue for each element. Our interpretation would not affect the amount of revenue recognized but could impact the timing of revenue recognition.

Revenues attributable to any ongoing services provided subsequent to customer acceptance are classified as Service Revenue in our Consolidated Income Statements in the period earned.

In certain product sale contracts (primarily the stand-alone sale of lottery or video lottery terminals and software deliverables that do not involve significant customization of software), we are not responsible for installation. In these cases, we recognize revenue when all of the following criteria are met:

- Persuasive evidence of an arrangement exists, which is typically when a customer contract has been signed
- The product has been delivered
- Our fee is deemed to be fixed or determinable and free of contingencies or significant uncertainties
- Collectibility is reasonably assured

In instances where installation and/or customer acceptance of the product is required, revenue is deferred until installation is complete and any acceptance criteria have been met.

Our typical payment terms under product sale contracts include customer progress payments based on specific contract milestones with final payment due on or shortly after customer acceptance. We do not generally offer our customers payment terms that extend substantially beyond customer acceptance. In the rare case that we provide a customer with extended payment terms, we defer revenue equal to the amount of the extended payment until it is received.

**Non-Lottery Transaction Processing Services**

We offer high-volume transaction processing services outside of our core market of providing online lottery services that consist of the acquiring, processing and transmission of commercial non-lottery transactions. Such transactions include retail debit, credit and charge card transactions, bill payments, electronic tax payments, utility payments, prepaid cellular telephone recharges and retail-based programs.

We earn a fee for processing commercial non-lottery transactions that is transaction-based (a fixed fee per transaction or a fee based on a percentage of dollar volume processed). We recognize these fees as service revenue at the time a transaction is processed based on the net amount retained in accordance with Emerging Issues Task Force Issue No. 99-19, "Reporting Revenue Gross as a Principal Versus Net as an Agent."

**Deferred Revenue and Liquidated Damage Assessments**

Amounts received from customers in advance of revenue recognition are recorded in Advance Payments from Customers in our Consolidated Balance Sheets. We record liquidated damage assessments, which are penalties incurred due to a failure to meet specified deadlines or performance standards, as a reduction of revenue in the period they become probable and estimable. Liquidated damage assessments equaled 0.18%, 0.50% and 0.47% of our total revenues in fiscal 2005, 2004 and 2003, respectively.

***Stock-Based Compensation***

We have stock-based compensation plans which are described in detail in "Note 18 – Stock-Based Compensation Plans." We follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and related Interpretations in accounting for our stock-based compensation plans and we have elected to continue to use the intrinsic value-based method to account for stock option grants. We have adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 148 ("SFAS 148"), "Accounting for Stock-Based Compensation - Transition and Disclosure," an amendment of Statement of Financial Accounting Standards No. 123 ("SFAS 123"). Accordingly, no compensation expense has been recognized for our stock-based compensation plans other than for restricted stock.

Had we elected to recognize compensation expense based upon the fair value at the grant dates for awards under these plans, net income and earnings per share would have been reduced to the pro forma amounts listed in the table below. The fair value of each grant is estimated on the date of grant using the Black-Scholes option pricing model. Forfeitures are recognized as they occur. Also disclosed in the table below are the principal weighted average assumptions used to estimate the fair value of the grants.

| | Fiscal Year Ended | | |
|---|---|---|---|
| | February 26, 2005 | February 28, 2004 | February 22, 2003 |
| | (Dollars in thousands, except per share amounts) | | |
| Net income, as reported | $ 196,394 | $ 183,200 | $ 142,021 |
| Add: Stock-based compensation expense included in reported net income, net of related tax effects | 3,134 | 2,067 | 2,027 |
| Deduct: Total stock-based compensation expense determined under the fair value method for all awards, net of related tax effects | (8,006) | (6,540) | (8,785) |
| Pro forma net income | $ 191,522 | $ 178,727 | $ 135,263 |
| Basic earnings per share: | | | |
| As reported | $ 1.68 | $ 1.57 | $ 1.24 |
| Pro forma | 1.64 | 1.53 | 1.18 |
| Diluted earnings per share: | | | |
| As reported | $ 1.50 | $ 1.40 | $ 1.11 |
| Pro forma | 1.46 | 1.36 | 1.06 |
| Estimated weighted average fair value of options granted per share | $ 9.00 | $ 5.00 | $ 4.00 |
| Principal assumptions: | | | |
| Risk-free interest rate | 3.1% | 2.4% | 4.3% |
| Expected life (in years) | 4.1 | 3.8 | 3.3 |
| Expected volatility | 37.6% | 39.0% | 40.0% |
| Expected dividend yield | 1.1% | 2.0% | – |

***Use of estimates***

In conformity with generally accepted accounting principles, the preparation of our financial statements requires that we make estimates, judgments and assumptions that affect the reported amounts in our financial statements and accompanying notes. Some of our more significant estimates include estimates of future cash flows associated with long-lived assets; allocation of revenues and fair values in multiple-element arrangements; inventory obsolescence; allowance for doubtful accounts; product warranty; depreciable lives of assets; and income taxes. Our estimates are based on the facts and circumstances available at the time estimates are made, historical experience, contract terms, risk of loss, general economic conditions and trends, and our assessment of the probable future outcome of these matters. Actual results may ultimately differ from initial estimates and assumptions.

***Foreign Currency Translation***

The functional currency for the majority of our foreign subsidiaries is the applicable local currency. For those subsidiaries, we translate assets and liabilities at exchange rates in effect at the balance sheet date, and income and expense accounts at weighted average exchange rates. The resulting foreign currency translation adjustments are recorded in Accumulated Other Comprehensive Loss in our Consolidated Balance Sheets. Gains or losses resulting from foreign currency transactions are recorded in our Consolidated Income Statements. We recognized net foreign exchange gains (losses) as a component of Service Revenue and Other Income (Expense) in our Consolidated Income Statements as follows:

| | Fiscal Year Ended | | |
|---|---|---|---|
| | February 26, 2005 | February 28, 2004 | February 22, 2003 |
| | | (Dollars in thousands) | |
| Service revenue | $ (2,357) | $ (3,601) | $ (3,247) |
| Other income (expense) | (1,365) | (185) | 4,237 |
| Total net foreign exchange gains (losses) | $ (3,722) | $ (3,786) | $ 990 |

For those foreign subsidiaries operating in a highly inflationary economy or whose functional currency is the United States dollar, nonmonetary assets and liabilities are translated at historical rates and monetary assets and liabilities are translated at current rates. The resulting foreign currency translation adjustments are recorded in Cost of Services in our Consolidated Income Statements.

***Derivatives and Hedging Transactions***

We use derivative financial instruments principally to manage the risk of foreign currency exchange rate and interest rate fluctuations and we account for our derivative financial instruments in accordance with Statement of Financial Accounting Standards No. 133 ("SFAS 133"), "Accounting for Derivative Instruments and Hedging Activities," as amended. SFAS 133 requires that all derivative instruments be reported on the balance sheet at fair value and establishes criteria for the designation and the assessment of the effectiveness of hedging relationships.

From time to time, we enter into foreign currency exchange and option contracts to reduce the exposure associated with certain firm commitments, variable service revenues and certain assets and liabilities denominated in foreign currencies. These contracts generally have maturities of 12 months or less and are regularly renewed to provide continuing coverage throughout the year. We do not engage in foreign currency speculation.

We record certain contracts used to provide us with a degree of protection against foreign currency exchange risk on our variable service revenues at fair value in our Consolidated Balance Sheets. The related gains or losses on these contracts are either deferred and included in Shareholders' Equity (Accumulated Other Comprehensive Loss) or immediately recognized in earnings depending on whether the contract qualifies for hedge accounting. The deferred gains and losses are subsequently recognized in earnings in the period that the related items being hedged are received and recognized in earnings. Contracts used to hedge assets and liabilities denominated in foreign currencies are recorded in our Consolidated Balance Sheets at fair value and the related gains or losses on these contracts are immediately recognized in earnings as a component of Other Income (Expense) in our Consolidated Income Statements.

***Interest Rate Swaps***

From time to time, we enter into interest rate swap agreements to mitigate our exposure to interest rate changes. The amount and term of each interest rate swap agreement is matched with all or a portion of the then outstanding principal balance and remaining term of a specific debt obligation. These agreements involve the exchange of fixed interest rates for variable interest rates over the term of the agreement without an exchange of the notional amount upon which the payments are based. The differential to be received or paid as interest rates change is accrued and recognized as an adjustment of interest expense related to the debt. The related amount receivable from or payable to counterparties is included as an asset or liability in our Consolidated Balance Sheets.

Gains resulting from the early termination of interest rate swap agreements are deferred as an adjustment to the carrying amount of the outstanding debt and amortized as adjustments to interest expense over the remaining period originally covered by the terminated swap agreements. In the event of the early extinguishment of debt, any gain or loss from the swap would be recognized in earnings as a component of Other Income (Expense) in our Consolidated Income Statements in the same period as the extinguishment gain or loss.

***Research and Development***
We expense research and development costs as incurred.

***Advertising Costs***
Advertising costs are expensed as incurred and amounted to $9.3 million, $6.9 million and $10.4 million in fiscal 2005, 2004 and 2003, respectively.

***Income Taxes***
Deferred tax assets and liabilities are determined based on the differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted income tax rates and laws that are expected to be in effect when the temporary differences are expected to reverse. Additionally, deferred tax assets and liabilities are separated into current and noncurrent amounts based on the classification of the related assets and liabilities for financial reporting purposes. We establish valuation allowances for our deferred tax assets when we believe expected future taxable income is not likely to support the use of a tax deduction or credit in that tax jurisdiction.

***Cash and Cash Equivalents***
We classify short-term, highly liquid investments with an original maturity of three months or less at the date of purchase as cash equivalents.

***Investment Securities Available-For-Sale***
Investment securities, which primarily consist of state and municipal auction rate securities and variable rate demand obligations, are classified as "available for sale" under the provisions of Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" and are recorded at fair value. We invest in short-term investments that are generally highly liquid and are assigned a minimal credit rating of A- or A3 from Standard and Poor's or Moody's Investor Service, respectively. Any unrealized gains and losses, net of income tax effects, would be computed on the basis of specific identification and reported as a component of Accumulated Other Comprehensive Loss in our Consolidated Balance Sheets. Realized gains and losses would be included in Other Income (Expense) in our Consolidated Income Statements. We did not incur any unrealized or realized gains or losses in fiscal years 2005 and 2004.

***Trade Accounts Receivable, net and Sales-Type Lease Receivables***
Trade accounts receivable are reported net of allowances for doubtful accounts and liquidated damages of $9.3 million and $10.7 million at February 26, 2005 and February 28, 2004, respectively. We evaluate the collectibility of trade accounts and sales-type lease receivables on a customer-by-customer basis and we believe our reserves are adequate; however, if economic circumstances change significantly resulting in a major customer's inability or unwillingness to meet its financial obligations to us, original estimates of the recoverability of amounts due to us could be reduced by significant amounts requiring additional reserves.

***Inventories and Obsolescence***
Inventories are stated at the lower of cost (first-in, first-out method) or market. Inventories include amounts we manufacture or assemble for our long-term service contracts, which are transferred to Systems, Equipment and Other Assets Relating to Contracts upon shipment. Inventories also include amounts related to product sales contracts, including product sales under long-term contracts. We regularly review inventory quantities on hand and record provisions for potentially obsolete or slow-moving inventory based primarily on our estimated forecast of product demand and production requirements. We believe our reserves are adequate; however, should future sales forecasts change, our original estimates of obsolescence could increase by a significant amount requiring additional reserves.

***Systems, Equipment and Other Assets Relating to Contracts, net***
Systems, equipment and other assets relating to contracts are stated on the basis of cost. The cost, less any salvage value, is depreciated over the base contract term, not to exceed 10 years, using the straight-line method for financial reporting purposes and accelerated methods for income tax purposes.

***Property, Plant and Equipment, net***
Property, plant and equipment is stated on the basis of cost. The cost is depreciated over the estimated useful life of the assets using the straight-line method for financial reporting purposes and accelerated methods for income tax purposes. The estimated useful lives are generally 10 to 30 years for buildings and five to 10 years for furniture and equipment.

### *Capitalized Computer Software Costs*

Capitalized computer software costs are comprised of amounts specific to customer contracts and amounts related to software products that are, or are anticipated to be, included in our product offerings.

**Specific to customer contracts**

Costs specific to customer contracts are capitalized and included in Systems, Equipment and Other Assets Relating to Contracts, net. The cost, less any salvage value, is depreciated over the base contract term, not to exceed 10 years, using the straight-line method for financial reporting purposes and accelerated methods for income tax purposes.

**Product offerings**

Costs related to product offerings are charged to research and development expense as incurred until such time as technological feasibility has been established for the product. Thereafter, they are capitalized and included in Intangible Assets, net in our Consolidated Balance Sheets and are generally amortized over five years on a straight-line basis. We periodically evaluate costs related to product offerings for impairment based on customer requirements.

Unamortized computer software costs consist of the following:

| | February 26, 2005 | February 28, 2004 |
|---|---|---|
| | (Dollars in thousands) | |
| Specific to customer contracts | $ 55,912 | $ 42,139 |
| Product offerings | 7,627 | 1,556 |
| | $ 63,539 | $ 43,695 |

Depreciation and amortization expense is included in Costs of Services or Costs of Sales in our Consolidated Income Statements and consists of the following:

| | Fiscal Year Ended | | |
|---|---|---|---|
| | February 26, 2005 | February 28, 2004 | February 22, 2003 |
| | | (Dollars in thousands) | |
| Specific to customer contracts | $ 13,352 | $ 10,447 | $ 15,235 |
| Product offerings | 2,447 | 1,544 | 2,729 |
| | $ 15,799 | $ 11,991 | $ 17,964 |

### *Goodwill and Other Intangible Assets*

Goodwill represents the excess of purchase price and related costs over the value assigned to the net tangible and identifiable intangible assets of businesses acquired. Goodwill and other intangible assets determined to have indefinite useful lives are not amortized but are reviewed for impairment annually, or more frequently if events or circumstances indicate these assets may be impaired. Other intangible assets determined to have definite lives are amortized over their useful lives. We review other intangible assets with definite lives for impairment to ensure they are appropriately valued if conditions exist that may indicate the carrying value may not be recoverable. Such conditions may include, among others, significant adverse changes in the extent or manner in which an asset is being used or in legal factors or in the business climate that could affect the value of an asset.

Because we have a single operating and reportable business segment (the Transaction Processing Segment), we perform our goodwill impairment test by comparing the fair value of the Transaction Processing Segment with its book value, including goodwill. If the fair value of the Transaction Processing Segment exceeds the book value, goodwill is not impaired. If the book value exceeds the fair value, we would calculate the potential impairment loss by comparing the implied fair value of goodwill with the book value. If the implied goodwill is less than the book value, a write-down would be recorded.

### *Impairment of Long-Lived Assets*

We periodically evaluate the recoverability of long-lived assets whenever indicators of impairment are present. Indicators of impairment include such items as declines in revenues, earnings or cash flows or material adverse changes in the economic or political stability of a particular country, which may indicate that the carrying amount of an asset is not recoverable. If facts and circumstances indicate our long-lived assets may be impaired, the estimated future undiscounted cash flows associated with these long-lived assets would be compared to their carrying amounts to determine if a write-down to fair value is necessary.

*New Accounting Pronouncements*

**FASB Statement No. 123R**

In December 2004, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123R"), which is a revision of FASB Statement No. 123, "Accounting for Stock-Based Compensation." SFAS 123R supersedes Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"), and amends FASB Statement No. 95, "Statement of Cash Flows." SFAS 123R requires all share-based payments to employees, including grants of employee stock options, be recognized in the financial statements based on their fair values. Pro forma disclosure is no longer an alternative. SFAS 123R must be adopted no later than the beginning of the first fiscal year beginning after June 15, 2005 (our fiscal 2007 first quarter). Early adoption is permitted. We plan to adopt SFAS 123R on the first day of fiscal 2007 (February 26, 2006).

SFAS 123R permits public companies to adopt its requirements using either the modified prospective transition ("MPT") method or the modified retrospective transition ("MRT") method. Under the MPT method, compensation cost for new awards and modified awards are recognized beginning with the effective date and the cost for awards that were granted prior to, but not vested as of the effective date, will be based on the grant date fair value estimate used for SFAS 123 pro forma disclosure purposes. The MRT method includes the requirements of the MPT method but also permits restatement of all prior periods presented or only the prior interim periods of the year of adoption. We plan to adopt SFAS 123R using the MPT method and we intend to use a lattice model to value stock options granted after February 26, 2006.

We currently account for share-based payments to employees using the intrinsic value method under APB 25 and related Interpretations, and as such, we generally recognize no compensation cost for employee stock options. We currently estimate the impact of adopting SFAS 123R will be in a range of $0.04 to $0.06 per diluted share in fiscal 2007. SFAS 123R also requires the benefits of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow, rather than as an operating cash flow as required under current literature. This requirement will reduce net operating cash flows and increase net financing cash flows in periods after adoption. While we cannot estimate what those amounts will be in the future (because they depend on, among other things, when employees exercise stock options), the amount of operating cash flows recognized in prior periods for these excess tax deductions were $11.3 million, $10.4 million and $8.0 million in fiscal 2005, 2004 and 2003, respectively.

**FASB Staff Position No. 109-1**

In December 2004, the FASB issued FASB Staff Position No. 109-1, "Application of FASB Statement No. 109, 'Accounting for Income Taxes,' to the Tax Deduction on Qualified Production Activities Provided by the American Jobs Creation Act of 2004" ("FSP 109-1"). FSP 109-1 provides guidance on the application of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109"), to the provision of the American Jobs Creation Act of 2004 (the "Act") that provides a tax deduction on qualified production activities. The FASB staff believes that the deduction should be accounted for as a special deduction in accordance with SFAS 109 as opposed to a tax rate reduction. FSP 109-1 is effective immediately. Pursuant to the Act, we will be able to benefit from a tax deduction for qualified production activities in fiscal 2006. We will follow the provisions of this guidance when applicable. We have not yet determined the impact this tax deduction will have on our results of operations or financial position.

**FASB Staff Position No. 109-2**

In December 2004, the FASB issued FASB Staff Position No. 109-2, "Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004" ("FSP 109-2"). FSP 109-2 provides for a special one-time dividends received deduction on the repatriation of certain foreign earnings to a U.S. taxpayer (repatriation provision). FSP 109-2 provides accounting and disclosure guidance for the repatriation provision and is effective immediately. While we continue to evaluate the Act, we do not plan to elect the one-time provision because of the resulting loss of foreign tax credits and because the vast majority of our permanently reinvested non-U.S. earnings have been deployed in active non-U.S. business operations.

**EITF 04-8**

In October 2004, the FASB ratified the Emerging Issues Task Force's consensus on Issue No. 04-8, "The Effect of Contingently Convertible Debt on Diluted Earnings per Share" ("EITF 04-8"), which is effective for periods ending after December 15, 2004. Under current interpretations of FAS 128, "Earnings per Share," issuers of contingently convertible debt instruments exclude the potential common shares underlying the debt instrument from the calculation of diluted earnings per share until the contingency is met. EITF 04-8 requires that potential shares underlying the debt instrument be included in diluted earnings per share computations, if dilutive, regardless of whether the contingency has been met. We adopted EITF 04-8 in December 2004 and retroactively adjusted all prior period diluted earnings per share amounts to conform to the guidance in EITF 04-8. The adoption of EITF 04-8 resulted in a decrease to diluted earnings per share of $0.02 and $0.10 in fiscal 2004 and 2003, respectively.

## NOTE 2 – COMMON STOCK SPLIT AND TREASURY STOCK RETIREMENT

On June 17, 2004, our Board of Directors approved a 2-for-1 common stock split, payable in the form of a stock dividend, which entitled each shareholder of record on July 1, 2004 to receive one share of common stock for each outstanding share of common stock held on that date. The stock dividend was distributed on July 30, 2004. All references to common shares and per share amounts herein have been restated to reflect the stock splits for all periods presented.

In connection with the declaration of the stock dividend, our Board of Directors approved the retirement of 69.8 million shares of our common stock held in treasury on July 29, 2004 (stated on a basis reflecting the stock split which occurred subsequent to the retirement). The $528.8 million of treasury stock at the time of the retirement was eliminated from treasury stock through a charge to retained earnings and common stock.

## NOTE 3 – BUSINESS ACQUISITIONS

***BillBird S.A.***

On September 9, 2004, our majority-owned subsidiary, PolCard S.A., completed the acquisition of privately-held BillBird S.A. ("BillBird"), the leading provider of electronic bill payment services in Poland, for an all-cash purchase price of approximately $6.0 million. The results of BillBird's operations have been included in the consolidated financial statements since that date. Approval of this transaction by our shareholders was not required.

***Leeward Islands Lottery Holding Company Inc.***

On May 5, 2004, we completed the acquisition of privately-held Leeward Islands Lottery Holding Company Inc. ("LILHCo"), a lottery operating company headquartered on the Caribbean islands of Antigua and St. Croix, for an all-cash purchase price of approximately $40 million. The results of LILHCo's operations have been included in the consolidated financial statements since that date. Approval of this transaction by our shareholders was not required.

***Spielo Manufacturing Incorporated***

On April 30, 2004, we completed the acquisition of privately-held Spielo Manufacturing Incorporated ("Spielo"), a leading provider of video lottery terminals ("VLTs") and related products and services to the global gaming industry, for an all-cash purchase price of approximately $150 million. In addition, we paid Spielo shareholders approximately $10.7 million out of a potential maximum earn-out amount of up to $35 million, which Spielo shareholders are entitled to receive in the 18 months following the closing, based upon Spielo achieving certain VLT installation objectives in New York and separately, a working capital adjustment of approximately $1.5 million. The results of Spielo's operations have been included in the consolidated financial statements since April 30, 2004. This acquisition will enable us to deliver complete, integrated VLT solutions to our existing and potential customers, with a single point of contact and accountability. Approval of this transaction by our shareholders was not required.

The following table summarizes the estimated fair values of Spielo's assets acquired and liabilities assumed at the date of the acquisition:

| | Estimated Fair Values (in thousands) |
|---|---|
| Current Assets | $ 18,616 |
| Systems, Equipment & Other Assets Relating to Contracts, net | 13,710 |
| Goodwill, net | 112,917 |
| Property, Plant & Equipment, net | 5,646 |
| Intangible Assets, net | 31,470 |
| Sales-Type Lease Receivables | 185 |
| Deferred Income Taxes | 1,683 |
| Total Assets Acquired | 184,227 |
| Current Liabilities | 8,056 |
| Long-Term Debt, less current portion | 280 |
| Deferred Income Taxes | 12,644 |
| Total Liabilities Assumed | 20,980 |
| Net Assets Acquired | $ 163,247 |

Acquired intangible assets of $31.5 million have a weighted average amortization period of approximately 6 years at February 26, 2005, as follows:

| | Weighted Average Amortization Period | Gross Carrying Amount (in thousands) |
|---|---|---|
| ***Subject to amortization*** | | |
| Customer contracts | 7 | $ 19,840 |
| Computer software | 4 | 8,200 |
| Non-compete agreement | 5 | 370 |
| Trademarks | 4 | 160 |
| | | 28,570 |
| ***Not subject to amortization*** | | |
| Trademarks | | 2,900 |
| | | $ 31,470 |

Goodwill of $112.9 million, which is not deductible for income tax purposes, was assigned to our single operating and reportable business segment, the Transaction Processing segment.

***PolCard S.A.***

On May 28, 2003, we completed the acquisition of a controlling equity position in PolCard S.A. ("PolCard"), for a purchase price, net of cash acquired, of $35.9 million. PolCard is the leading debit and credit card merchant transaction acquirer and processor in Poland. At August 23, 2003, PolCard's outstanding equity was owned 66.5% by us, 33.2% by two funds managed by Innova Capital Sp. z o.o. ("Innova"), a Warsaw-based private equity investment advisor, and 0.3% by the Polish Bank Association, one of PolCard's previous owners. In September 2003, Innova exercised its rights under an option agreement to purchase from us, 3.7% of PolCard's equity for a purchase price of $2.3 million. Following the exercise of this right, we now own 62.8% of PolCard's outstanding equity, while the two funds managed by Innova own, in aggregate, 36.9% of PolCard's outstanding equity. The Polish Bank Association continues to own 0.3% of the outstanding equity of PolCard. Approval of this transaction by our shareholders was not required.

We have three fair value options to purchase Innova's interest in PolCard, and Innova has the reciprocal right to sell its interest in PolCard to us at fair value. Each fair value option has a duration of 90 days and is to be based on an appraised value from at least two investment banks at the date of each option period. We estimate that the buyout prices of each fair value option, based on discounted cash flows, could be as follows:

| Exercise Date Commencing In | Buyout Percentage of the PolCard Outstanding Equity | Range of Buyout Price |
|---|---|---|
| May 2007 | 18.5% | $29 to $44 million |
| May 2008 | 9.2% | $16 to $25 million |
| May 2009 | 9.2% | $18 to $28 million |

***Interlott Technologies, Inc.***
On September 18, 2003, we completed the acquisition of Interlott Technologies, Inc. ("Interlott"), a leading provider of instant ticket vending machines for the worldwide lottery industry. Interlott shareholders were given the opportunity to elect to receive either $4.50 per share in cash or a number of shares of Holdings common stock having a value of $4.50, or a combination of both, subject to adjustment so that the aggregate consideration we paid was 48.5% in cash and 51.5% in Holdings common stock. The final exchange ratio of 0.2156 shares of Holdings common stock for every share of Interlott common stock was determined based on the average closing price of $20.87 for Holdings common stock for the 20 trading day period commencing August 14, 2003 through September 11, 2003. For purposes of purchase accounting, Holdings common stock was valued at $21.49 per share using the average price of Holdings common stock two days prior to the acquisition date in accordance with Emerging Issues Task Force Issue No. 99-12, "Determination of the Measurement Date for the Market Price of Acquirer Securities Issued in a Purchase Business Combination." The aggregate purchase price, including assumed debt, was as follows:

| | Aggregate purchase price (in thousands) |
|---|---|
| Cash ($4.50 per share of Interlott common stock) | $ 28,211 |
| Cash payment to cancel outstanding stock options relating to Interlott common stock | 5,701 |
| Cash purchase price | 33,912 |
| Issuance of 1,435,130 shares of Holdings common stock | 30,834 |
| Total aggregate purchase price | 64,746 |
| Cash payment to settle Interlott debt | 22,759 |
| | $ 87,505 |

Approval of this transaction by our shareholders was not required.

***Europrint Holdings Ltd.***
On July 1, 1998, we acquired 80% of the equity of Europrint Holdings Ltd. ("Europrint") and its wholly owned subsidiaries, including Interactive Games International ("IGI"), for a net cash purchase price of $21.6 million, including related acquisition costs. Europrint is a provider of media promotional games and IGI has pioneered the development of interactive, televised lottery games. On June 24, 2003 (our fiscal 2004 second quarter), we exercised our option to acquire the remaining 20% of the equity of Europrint for approximately $5.1 million.

Refer to Note 7 for detailed disclosures regarding Goodwill and Other Intangible Assets related to acquisitions.

**NOTE 4 – INVENTORIES**

Inventories consist of the following:

| | February 26, 2005 | February 28, 2004 |
|---|---|---|
| | (Dollars in thousands) | |
| Raw materials | $ 29,622 | $ 14,540 |
| Work in progress | 15,492 | 60,470 |
| Finished goods | 16,021 | 1,774 |
| | $ 61,135 | $ 76,784 |

Inventories include amounts we manufacture or assemble for our long-term service contracts and amounts related to product sales contracts, including product sales which are accounted for using SOP 81-1. Work in progress at February 26, 2005 and February 28, 2004, includes approximately $12.0 million and $54.9 million, respectively, related to product sale contracts.

Amounts received from customers in advance of revenue recognition (primarily related to product sale contracts included in work in progress above) totaled $42.9 million and $104.1 million at February 26, 2005 and February 28, 2004, respectively. These amounts are included in Advance Payments from Customers in our Consolidated Balance Sheets.

## NOTE 5 – SYSTEMS, EQUIPMENT AND OTHER ASSETS RELATING TO CONTRACTS

Systems, equipment and other assets relating to contracts consist of the following:

| | February 26, 2005 | February 28, 2004 |
|---|---|---|
| | (Dollars in thousands) | |
| Land and buildings | $ 1,182 | $ 1,182 |
| Computer terminals and systems | 1,407,134 | 1,185,841 |
| Furniture and equipment | 186,891 | 163,562 |
| Contracts in progress | 30,407 | 22,603 |
| | 1,625,614 | 1,373,188 |
| Less accumulated depreciation and amortization | 905,176 | 781,826 |
| | $ 720,438 | $ 591,362 |

## NOTE 6 – PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consist of the following:

| | February 26, 2005 | February 28, 2004 |
|---|---|---|
| | (Dollars in thousands) | |
| Land and buildings | $ 43,667 | $ 37,155 |
| Furniture and equipment | 124,562 | 114,103 |
| Construction in progress | 14,300 | 4,649 |
| | 182,529 | 155,907 |
| Less accumulated depreciation and amortization | 107,971 | 98,331 |
| | $ 74,558 | $ 57,576 |

As described further in Note 8 "License Fee" and Note 15 "Guarantees and Indemnifications," under our Master Contract with the State of Rhode Island, we are responsible for the development of a new world headquarters facility ("Facility") in Providence, Rhode Island by December 31, 2006. We have engaged US Real Estate Limited Partnership (the "Developer") to build, own and operate this Facility.

Under EITF Issue No. 97-10, "The Effect of Lessee Involvement in Asset Construction," we are considered the owner of the Facility (for accounting purposes only). Accordingly, during fiscal 2005, we capitalized approximately $6.6 million of costs incurred by the Developer. These costs are included in construction in progress within Property, Plant & Equipment, net and a corresponding liability for the same amount is included in Other Liabilities in our Consolidated Balance Sheet at February 26, 2005.

## NOTE 7 – GOODWILL AND OTHER INTANGIBLE ASSETS

In accordance with Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"), goodwill and indefinite lived intangible assets are no longer amortized but are reviewed for impairment annually, or more frequently if events or circumstances indicate that these assets may be impaired. Intangible assets deemed to have definite lives are amortized over their useful lives.

The adoption of SFAS 142 required us to perform an initial impairment assessment on all goodwill and indefinite lived intangible assets as of February 24, 2002 (the first day of fiscal 2003) and we determined that no impairment existed. In connection with the adoption of the new standard, we determined that goodwill with a net book value of $1.3 million met the standards' intangible asset recognition criteria. Accordingly, we reclassified this amount during fiscal 2003 into intangible assets and we will continue to amortize it over its remaining useful life.

A reconciliation of the net carrying amount of goodwill, which is not deductible for income tax purposes, is as follows:

| | Net Carrying Amount |
|---|---|
| | (in thousands) |
| Balance as of February 22, 2003 | $ 115,498 |
| Goodwill acquired during the year | 73,114 |
| Balance as of February 28, 2004 | 188,612 |
| Goodwill acquired during the year | 144,532 |
| Adjustments to purchase price allocations during the year | (2,122) |
| Balance as of February 26, 2005 | $ 331,022 |

The following tables present the information for intangible assets, which are being amortized over their estimated useful lives, with no estimated residual values.

| | As of February 26, 2005 | | | |
|---|---|---|---|---|
| | Weighted Average Amortization Period | Gross Carrying Amount | Accumulated Amortization | Net Carrying Amount |
| | | | (Dollars in thousands) | |
| ***Subject to amortization*** | | | | |
| Customer contracts | 10 | $ 54,244 | $ 9,810 | $ 44,434 |
| Capitalized computer software | 5 | 24,465 | 16,838 | 7,627 |
| License fee | 20 | 12,500 | 1,038 | 11,462 |
| Patents | 6 | 5,100 | 1,203 | 3,897 |
| Non-compete agreement | 4 | 669 | 275 | 394 |
| Trademarks | 4 | 160 | 35 | 125 |
| | | 97,138 | 29,199 | 67,939 |
| ***Not subject to amortization*** | | | | |
| Trademarks | | 2,900 | – | 2,900 |
| | | $ 100,038 | $ 29,199 | $ 70,839 |

The weighted average amortization period in total for intangible assets as of February 26, 2005 was 10 years.

| | As of February 28, 2004 | | | |
|---|---|---|---|---|
| | Weighted Average Amortization Period | Gross Carrying Amount | Accumulated Amortization | Net Carrying Amount |
| | | | (Dollars in thousands) | |
| ***Subject to amortization*** | | | | |
| Capitalized computer software | 5 | $ 16,018 | $ 14,462 | $ 1,556 |
| License fee | 20 | 12,500 | 413 | 12,087 |
| Customer contracts | 6 | 11,044 | 1,342 | 9,702 |
| Patents | 6 | 5,100 | 353 | 4,747 |
| Non-compete agreement | 2 | 222 | 83 | 139 |
| | | $ 44,884 | $ 16,653 | $ 28,231 |

A reconciliation of the net carrying amount of intangible assets is as follows:

| | Fiscal Year Ended | |
|---|---|---|
| | February 26, 2005 | February 28, 2004 |
| | (Dollars in thousands) | |
| Balance at beginning of year | $ 28,231 | $ 2,190 |
| Intangible assets acquired during the year: | | |
| Purchase business combination related: | | |
| Customer contracts | 43,200 | 11,044 |
| Capitalized computer software | 8,447 | 1,241 |
| Trademarks | 3,060 | – |
| Non-compete agreement | 447 | 222 |
| Patents | – | 5,100 |
| | 55,154 | 17,607 |
| License fee (see Note 8) | – | 12,500 |
| Total intangible assets acquired | 55,154 | 30,107 |
| Capitalized computer software | – | (331) |
| Foreign currency translation | 70 | – |
| Amortization expense | (12,616) | (3,735) |
| Balance at end of year | $ 70,839 | $ 28,231 |

Purchase business combination intangible assets acquired during fiscal 2005 relate to the acquisitions of Spielo, LILHCo and BillBird (refer to Note 3 for detailed disclosures).

Amortization expense for fiscal 2005, 2004 and 2003 is as follows:

| | Fiscal Year Ended | | |
|---|---|---|---|
| | February 26, 2005 | February 28, 2004 | February 22, 2003 |
| | | (Dollars in thousands) | |
| Customer contracts | $ 8,468 | $ 1,342 | $ 2,004 |
| Capitalized computer software | 2,447 | 1,544 | 2,729 |
| Patents | 850 | 353 | – |
| License fee | 625 | 413 | – |
| Non-compete agreement | 191 | 83 | – |
| Trademarks | 35 | – | – |
| Total intangibles amortization | $ 12,616 | $ 3,735 | $ 4,733 |

Amortization expense for the next five fiscal years and thereafter is estimated to be as follows (in thousands):

| Fiscal Year | Amortization Expense |
|---|---|
| 2006 | $ 10,043 |
| 2007 | 9,397 |
| 2008 | 8,848 |
| 2009 | 6,074 |
| 2010 | 5,333 |
| Thereafter | 28,244 |
| Total | $ 67,939 |

## NOTE 8 – LICENSE FEE

On May 12, 2003, we entered into a Master Contract with the Rhode Island Lottery (the "Lottery") that amends our existing contracts with the Lottery and grants us the right to be the exclusive provider of online, instant ticket and video lottery central systems and services for the Lottery during the 20-year term of the Master Contract for a $12.5 million up-front license fee which we paid in July 2003. This license fee is included in Intangible Assets, net in our Consolidated Balance Sheet at February 26, 2005 and will be amortized as a reduction in service revenue on a straight-line basis over the 20-year term of the Master Contract. (See Note 7).

The Master Contract is part of a comprehensive economic development package that provides incentives for us to keep our world headquarters and manufacturing operations in Rhode Island. Under the terms of the Master Contract, we are to invest (or cause to be invested) at least $100 million in the State of Rhode Island, in the aggregate, by December 31, 2008. This investment commitment includes the $12.5 million up-front license fee; new online and video lottery related hardware, software and services; the development of a new world headquarters facility of at least 210,000 square feet in Providence, Rhode Island by December 31, 2006; and improvements to our existing manufacturing facility in West Greenwich, Rhode Island. We have agreed to employ at least 1,000 people full-time in Rhode Island by the end of calendar year 2005 and maintain that level of employment thereafter. In the event the State of Rhode Island takes certain actions which affect our financial performance, we will be automatically released from the in-state employment obligation. We currently plan to satisfy our obligation to invest (or cause to be invested) at least $100 million in the State of Rhode Island by December 31, 2008 as follows: (i) approximately $24 million that was invested during fiscal 2004; (ii) approximately $15 million that was invested during fiscal 2005; (iii) approximately $45 million that will be invested during fiscal 2006; and (iv) the balance that will be invested during fiscal 2007. In addition, in July 2003 we entered into a tax stabilization agreement (the "Agreement") with the City of Providence (the "City"), whereby the City agreed to stabilize the real estate and personal property taxes payable in connection with our new world headquarters facility in the City for 20 years. We also agreed to complete and occupy the facility by December 31, 2006, employ 500 employees at the facility by 2009, and we made certain commitments regarding our employment, purchasing and education activities in the City. The Lottery may terminate the Master Contract in the event that we fail to meet our obligations as stated above.

## NOTE 9 – REFUNDABLE PERFORMANCE DEPOSIT

In September 2003 (our fiscal 2004 third quarter), we entered into a 12-year contract extension to provide online lottery products and services to SAZKA, a.s. ("SAZKA"), the operator of lottery and betting games in the Czech Republic. The contract extension will commence on January 1, 2006 and expires on December 31, 2017. As part of the contract extension, we paid SAZKA a $20 million performance deposit that SAZKA will repay upon the achievement of certain milestones beginning in 2006. The performance deposit is scheduled to be repaid as follows:

| | (in thousands) |
|---|---|
| On or before January 2, 2006 | $ 8,000 |
| On or before January 2, 2007 | 8,000 |
| On or before January 2, 2008 | 2,000 |
| On or before January 2, 2009 | 1,000 |
| On or before January 2, 2010 | 1,000 |
| | $ 20,000 |

## NOTE 10 – RESTRICTED ASSETS

A June 25, 2004 ruling (the "Ruling") in a civil action initiated by federal attorneys with Brazil's Public Ministry had the effect in fiscal 2005 of materially reducing payments that we otherwise would have received from our lottery contract with Caixa Economica Federal ("CEF"), our customer and the operator of Brazil's National Lottery, which expires in May 2005. The Ruling ordered that 30% of payments subsequent to the Ruling due to GTECH Brasil Ltda., our Brazilian subsidiary ("GTECH Brazil") from CEF, be withheld and deposited in an account maintained by the Court. As of February 26, 2005, the total amount withheld and deposited in an account maintained by the Court was approximately 68 million Brazilian reals, or $26 million. In fiscal 2005, we did not recognize service revenues for the payments that were withheld from GTECH Brazil, as realization of these amounts was not reasonably assured.

In July 2004, we filed an appeal of the Ruling and in March 2005 (after the close of fiscal 2005), an appellate court decision ordered that the withholding be discontinued and that all funds currently held in escrow in excess of 40 million Brazilian reals be returned to us, which amounts to $11 million of the $26 million withheld as of February 26, 2005. We received and recognized these funds as service revenue on April 13, 2005. Refer to Note 14 for detailed disclosures regarding this matter.

In addition, the Ruling ordered that all assets of GTECH Brazil be identified to the Court so as to prevent their transfer or disposition, a requirement that was also subsequently reversed by the appellate court decision in March 2005.

As of February 26, 2005, GTECH Brazil assets were as follows (in thousands):

| | | |
|---|---|---|
| Cash | $ | 5,080 |
| Systems, Equipment and Other Assets Relating to Contracts, net | | 5,669 |
| Assets restricted from transfer or disposition | $ | 10,749 |
| All other assets | | 24,156 |
| GTECH Brazil assets at February 26, 2005 | $ | 34,905 |

The restricted cash of $5.1 million is included in Other Assets in our Consolidated Balance Sheet.

## NOTE 11 – PRODUCT WARRANTIES

We offer a product warranty on all of our manufactured products (primarily terminals and related peripherals) sold to our customers. Although we do not have a standard product warranty, our typical warranty provides that we will repair or replace defective products for a period of time (usually a minimum of 90 days) from the date revenue is recognized or from the date a product is delivered and tested. We estimate product warranty costs that we expect to incur during the warranty period and we record a charge to costs of sales for the estimated warranty cost at the time the product sale is recorded. In determining the appropriate warranty provision, consideration is given to historical warranty cost information, the status of the terminal model in its life cycle and current terminal performance. We periodically assess the adequacy of our product warranty reserves and adjust them as necessary in the period when the information necessary to make the adjustment becomes available.

We typically do not provide a product warranty on purchased products sold to our customers but attempt to pass the manufacturer's warranty, if any, on to them.

A summary of product warranty activity for the twelve months ended February 26, 2005 and February 28, 2004 is as follows:

| | Fiscal Year Ended | |
|---|---|---|
| | February 26, 2005 | February 28, 2004 |
| | (Dollars in thousands) | |
| Balance at beginning of year | $ 749 | $ 437 |
| Opening reserve balance associated with acquisitions | 1,126 | – |
| Additional reserves | 1,508 | 405 |
| Charges incurred | (1,201) | (51) |
| Change in estimate | (603) | (42) |
| Other | 55 | – |
| Balance at end of year | $ 1,634 | $ 749 |

Our reserves for product warranty are included in Accrued Expenses in our Consolidated Balance Sheets.

## NOTE 12 – LONG -TERM DEBT

Long-term debt consists of the following:

| | February 26, 2005 | February 28, 2004 |
|---|---|---|
| | (Dollars in thousands) | |
| 4.75% Senior Notes due October 2010 | $ 249,690 | $ 249,636 |
| 1.75% Convertible Debentures due December 2021 | 175,000 | 175,000 |
| 4.50% Senior Notes due December 2009 | 149,604 | – |
| 5.25% Senior Notes due December 2014 | 148,704 | – |
| Fair value of interest rate swaps | 541 | 4,893 |
| 7.87% Series B Guaranteed Senior Notes due May 2007 | – | 90,000 |
| World Headquarters loan due January 2007 | – | 27,933 |
| Deferred interest rate swap gains | – | 12,009 |
| Other, due through October 2007 | 5,266 | 10,063 |
| | 728,805 | 569,534 |
| Less current portion | 2,476 | 106,319 |
| | $ 726,329 | $ 463,215 |

At February 26, 2005, long-term debt matures as follows (in thousands):

| | Fiscal | | | | | | |
|---|---|---|---|---|---|---|---|
| | 2006 | 2007 | 2008 | 2009 | 2010 | Thereafter | Total |
| Long-term debt | $ 2,476 | $ 2,742 | $ 48 | $ – | $ 149,255 | $ 574,284 | $ 728,805 |

***4.75% Senior Notes***

In October 2003, Holdings issued, in a private placement, $250 million principal amount of 4.75% Senior Notes due October 15, 2010, all of which were subsequently exchanged for 4.75% Senior Notes due October 15, 2010 registered under the Securities Act of 1933 (the "2010 Senior Notes"). The 2010 Senior Notes are unsecured and unsubordinated obligations of Holdings that are fully and unconditionally guaranteed by GTECH and certain of its subsidiaries. Interest is payable semi-annually in arrears on April 15 and October 15 of each year.

In conjunction with the 2010 Senior Notes offering, in October 2003, GTECH entered into three interest rate swap contracts that effectively convert $150 million of the 2010 Senior Notes from a fixed rate debt to a floating rate debt for the period October 15, 2003 to October 15, 2010.

***1.75% Convertible Debentures***

In December 2001, Holdings issued, in a private placement, $175 million principal amount of 1.75% Convertible Debentures due December 15, 2021 (the "Debentures"). The Debentures are unsecured and unsubordinated obligations of Holdings that are fully and unconditionally guaranteed by GTECH and certain of its subsidiaries. Interest on the Debentures is payable semi-annually in arrears on June 15 and December 15 of each year and accrues at an initial rate of 1.75% per year, subject to reset beginning December 15, 2006 under certain circumstances. In no event will the interest rate be reset below 1.75% or above 2.5% per year.

On or after December 15, 2006, we may redeem for cash, all or part of the Debentures at a redemption price equal to 100% of the principal amount of the Debentures, plus accrued interest up to, but not including, the date of redemption. Holders of the Debentures may require us to repurchase all or part of their Debentures on December 15, 2004, December 15, 2006, December 15, 2011 and December 15, 2016 at a price equal to 100% of the principal amount of the Debentures, plus accrued interest. We may choose to pay the purchase price in cash, shares of our common stock, or a combination of both. If we elect to pay any of the purchase price in shares, the number of shares we are required to deliver is equal to the portion of the purchase price paid in shares divided by 95% of the fair value of the shares at the time of settlement. In addition, upon a change in control of our Company occurring on or before December 15, 2021, each Debenture holder may require us to repurchase all or a portion of such holder's Debentures for cash. No Debentures were tendered for repurchase on December 15, 2004.

Our scheduled debt maturities assume holders of the Debentures do not require us to repurchase all or a part of them on December 15, 2006 and also assumes that we do not redeem them for cash on or after December 15, 2006.

The Debentures are convertible at the option of the holder into shares of our common stock at an initial conversion rate of 72.7272 shares of common stock per $1,000 principal amount of Debentures, which is equivalent to an initial conversion price of approximately $13.75 per share, subject to certain adjustments, in the following circumstances:

(i) if the sale price of our common stock is more than 120% of the conversion price (approximately $16.50 per share) for at least 20 trading days in a 30 trading-day period prior to the date of surrender for conversion;
(ii) during any period in which the credit ratings assigned to the Debentures by Moody's or Standard & Poor's are reduced to below Ba1 or BB, respectively, or in which the credit rating assigned to the Debentures is suspended or withdrawn by either rating agency;
(iii) if the Debentures have been called for redemption; or
(iv) upon the occurrence of specified corporate transactions.

Should the Debentures meet the conversion requirements, a total of 12.7 million shares of our common stock would be issuable. The Debentures became convertible on May 1, 2003 and remained convertible through the end of fiscal 2005 (February 26, 2005) because the sale price of our common stock was more than 120% of the conversion price (approximately $16.50 per share) for at least 20 trading days in a 30 trading-day period. However, no Debenture holders opted to convert them into shares of our common stock.

***4.50% Senior Notes and 5.25% Senior Notes***
In November 2004, Holdings issued, in a private placement, $150 million principal amount of 4.50% Senior Notes due December 1, 2009, and $150 million principal amount of 5.25% Senior Notes due December 1, 2014 (collectively, the "Senior Notes"). The Senior Notes are unsecured and unsubordinated obligations of Holdings that are fully and unconditionally guaranteed by GTECH and certain of its subsidiaries. Interest is payable semi-annually in arrears on June 1 and December 1 of each year, beginning on June 1, 2005. The proceeds from the issuance of the Senior Notes will be used for general corporate purposes, which may include funding future acquisitions. In connection with the private placement, GTECH agreed to file a registration statement under the Securities Act of 1933, as amended, under which GTECH would offer to exchange the Senior Notes sold in the private placement for registered notes with otherwise identical terms. This registration statement was initially filed on January 12, 2005 and was declared effective by the Securities and Exchange Commission on April 18, 2005.

In conjunction with the Senior Notes offering, in November 2004, GTECH entered into three interest rate swap contracts that effectively convert $50 million of the Senior Notes from a fixed rate to a floating rate for the period November 2004 to December 2009 and $25 million of the Senior Notes from a fixed rate to a floating rate for the period November 2004 to December 2014.

***7.87% Series B Guaranteed Senior Notes***
In May 2004, GTECH repurchased $90 million aggregate principal amount of its 7.87% Series B Guaranteed Senior Notes due May 15, 2007 (the "2007 Senior Notes") for approximately $100.6 million. The 2007 Senior Notes were unsecured and unsubordinated obligations of GTECH that were fully and unconditionally guaranteed by Holdings and certain of GTECH's subsidiaries. Interest was payable semi-annually in arrears on May 15 and November 15 of each year. In connection with this repurchase, we incurred a net charge of $0.8 million, principally comprised of a redemption premium net of deferred interest rate swap gains which we recorded in Other Income (Expense) in our Consolidated Income Statements.

***World Headquarters Loan***
Prior to February 1, 2005, we had a 50% limited partnership interest in West Greenwich Technology Associates, L.P. (the "Partnership"), which owns our world headquarters facilities and leases them to us. Beginning in the third quarter of fiscal 2004, we consolidated the Partnership, which required us to record the Partnership's $27.9 million loan as long-term debt (the "Loan") on our Consolidated Balance Sheet at February 28, 2004. On February 1, 2005, we repaid the Loan and acquired the remaining 50% interest in the Partnership from the general partner.

*Credit Facility*
In October 2004, GTECH entered into a $500 million unsecured revolving credit facility expiring on October 25, 2009 (the "New Credit Facility") to replace the existing $300 million Senior Credit Facility (the "Old Credit Facility") expiring on June 22, 2006.

The New Credit Facility is unsecured and unsubordinated and is fully and unconditionally guaranteed by Holdings and certain of GTECH's subsidiaries. Interest is generally payable monthly in arrears at rates determined by reference to the LIBOR rate plus a margin based on GTECH Holdings Corporation's senior unsecured long-term debt rating. At February 26, 2005 and February 28, 2004 there were no outstanding borrowings under the New Credit Facility or the Old Credit Facility. At February 26, 2005, GTECH was required to pay a facility fee of .125% per annum on the total revolving credit commitment. The New Credit Facility includes a letter of credit facility of up to $100 million. At February 26, 2005, we had $7.8 million of letters of credit issued and outstanding under the New Credit Facility and $38.2 million of letters of credit issued and outstanding outside of the New Credit Facility. The total weighted average annual cost for all letters of credit was 0.84%.

The credit agreement for the New Credit Facility has covenants including, among other things, requirements relating to the maintenance of certain financial ratios. There are no covenants in our New Credit Facility that restrict our ability to pay dividends.

In the second quarter of fiscal 2004, we began paying annual cash dividends on our common stock of $0.34 per share and we currently plan to continue paying dividends in the foreseeable future. At February 26, 2005, we had $456 million of retained earnings available for the payment of dividends.

At February 26, 2005, we were in compliance with all applicable covenants contained in our debt agreements.

## NOTE 13 – FINANCIAL INSTRUMENTS

*Credit Risk*
We manage our exposure to counterparty credit risk by entering into financial instruments with major, financially sound counterparties with high-grade credit ratings and by limiting exposure to any one counterparty.

*Cash and Cash Equivalents*
Cash equivalents are stated at cost, which approximates fair value.

*Investment Securities Available-For-Sale*
The carrying amounts and estimated fair values of our investment securities are as follows:

| | February 26, 2005 | | February 28, 2004 | |
|---|---|---|---|---|
| | Carrying Value | Estimated Fair Value | Carrying Value | Estimated Fair Value |
| | (Dollars in thousands) | | | |
| State and Municipal Auction Rate Securities | $ 196,825 | $ 196,825 | $ 116,450 | $ 116,450 |
| State and Municipal Variable Rate Demand Obligations | – | – | 77,900 | 77,900 |
| Corporate Auction Rate Preferred Securities | – | – | 27,500 | 27,500 |
| | $ 196,825 | $ 196,825 | $ 221,850 | $ 221,850 |

***Long-Term Debt***

The carrying amounts and estimated fair values of our debt, as determined by an independent investment banker, are as follows:

| | February 26, 2005 | | February 28, 2004 | |
|---|---|---|---|---|
| | Carrying Value | Estimated Fair Value | Carrying Value | Estimated Fair Value |
| | (Dollars in thousands) | | | |
| 4.75% Senior Notes due October 2010 | $ 249,690 | $ 248,565 | $ 249,636 | $ 255,960 |
| 1.75% Convertible Debentures due December 2021 | 175,000 | 304,500 | 175,000 | 375,156 |
| 4.50% Senior Notes due December 2009 | 149,604 | 148,620 | – | – |
| 5.25% Senior Notes due December 2014 | 148,704 | 149,238 | – | – |
| Fair value of interest rate swaps | 541 | 541 | 4,893 | 4,893 |
| 7.87% Series B Guaranteed Senior Notes due May 2007 | – | – | 90,000 | 99,976 |
| World Headquarters loan due January 2007 | – | – | 27,933 | 27,933 |
| Deferred interest rate swap gains | – | – | 12,009 | 12,009 |
| Other, due through October 2007 | 5,266 | 5,266 | 10,063 | 10,063 |
| | $ 728,805 | $ 856,730 | $ 569,534 | $ 785,990 |

***Foreign Currency Exchange Contracts***

The following table summarizes, by major currency, the contractual amounts of our forward exchange and option contracts translated to United States dollars using the exchange rate at the balance sheet date. The buy and sell amounts represent the United States dollar equivalent of commitments to purchase and sell foreign currencies.

| | February 26, 2005 | | February 28, 2004 | |
|---|---|---|---|---|
| | Buy Contracts | Sell Contracts | Buy Contracts | Sell Contracts |
| | (Dollars in thousands) | | | |
| Brazilian real | $ 10,100 | $ – | $ 10,100 | $ – |
| Pounds sterling | 7,643 | 11,618 | 8,412 | 20,949 |
| Taiwan dollar | 7,010 | – | 6,242 | – |
| Canadian dollar | 6,491 | – | – | – |
| Euro | 6,195 | 24,876 | 642 | 26,329 |
| Mexican peso | 3,929 | – | 5,375 | – |
| Swedish krona | 3,705 | 1,250 | 7,400 | – |
| Australian dollar | 620 | – | 780 | 2,011 |
| Czech koruna | – | 3,108 | – | 6,957 |
| Other | 707 | 8,106 | 6,369 | 7,588 |
| Total | $ 46,400 | $ 48,958 | $ 45,320 | $ 63,834 |

The fair values of our foreign currency exchange contracts are estimated based on quoted market prices of comparable contracts, adjusted through interpolation when necessary for maturity differences.

The carrying amounts and estimated fair values of our foreign currency exchange contracts, which are recorded in Accounts Payable in our consolidated financial statements, are as follows:

| | February 26, 2005 | | February 28, 2004 | |
|---|---|---|---|---|
| | Carrying Value | Estimated Fair Value | Carrying Value | Estimated Fair Value |
| | (Dollars in thousands) | | | |
| Foreign currency exchange contracts | $ 599 | $ 599 | $ 1,528 | $ 1,528 |

### *Interest Rate Swaps*

Interest rate swaps outstanding and the related debt instruments are as follows:

| | February 26, 2005 | | February 28, 2004 | |
|---|---|---|---|---|
| | Debt Carrying Value | Interest Rate Swaps Outstanding | Debt Carrying Value | Interest Rate Swaps Outstanding |
| | (Dollars in thousands) | | | |
| 4.75% Senior Notes due October 2010 | $ 249,690 | $ 150,000 | $ 249,636 | $ 150,000 |
| 4.50% Senior Notes due December 2009 | 149,604 | 50,000 | – | – |
| 5.25% Senior Notes due December 2014 | 148,704 | 25,000 | – | – |

These interest rate swaps exchange fixed interest rates for variable interest rates through the due date of the related debt instrument. The fair value of the interest rate swaps were recorded as assets and the carrying value of the underlying debt was adjusted by an equal amount in accordance with SFAS 133.

During the third quarter of fiscal 2003, we sold $135 million notional amount of interest rate swaps for $13.1 million. Approximately $10.0 million of those proceeds were being amortized as a reduction of interest expense through the due date of the 2007 Senior Notes. During the first quarter of fiscal 2005, in connection with the repurchase of the $90 million of 2007 Senior Notes, we recorded a net charge of $0.8 million, principally comprised of a redemption premium net of deferred interest rate swap gains, which we recorded in Other Income (Expense) in our Consolidated Income Statements.

### *Treasury Rate Lock Agreements*

During the third quarter of fiscal 2005, we entered into agreements to lock in interest rates to hedge against potential increases to interest rates prior to the issuance of our Senior Notes due December 2009 and December 2014. We determined that the treasury rate lock agreements were highly effective and qualified for hedge accounting. All treasury rate lock agreements have matured. The related gains of $2.0 million were deferred and recorded in Accumulated Other Comprehensive Loss in our Consolidated Balance Sheet at February 26, 2005 and are being amortized to interest expense over the life of the respective debt instruments.

## NOTE 14 – COMMITMENTS AND CONTINGENCIES

### *Contracts*

Our contracts generally contain time schedules for, among other things, commencement of system operations and the installation of terminals, as well as detailed performance standards. We are typically required to furnish substantial bonds to secure our performance under contracts. In addition to other possible consequences, including contract termination, failure to meet specified deadlines or performance standards could trigger substantial penalties in the form of liquidated damage assessments. Many of our contracts permit the customer to terminate the contract at will and do not specify the compensation, if any, that we would be entitled to, were such a termination to occur. In fiscal 2005, 2004 and 2003, we paid or incurred liquidated damages (with respect to our contracts) of $2.3 million, $5.2 million and $4.6 million, respectively.

### *Acquisition*

In December 2004, we entered into an agreement to acquire a 50% controlling equity position in the Atronic group of companies ("Atronic") owned by the owners of the privately-held Gauselmann Group ("Gauselmann"). The remaining 50% of Atronic will be retained by the owners of Gauselmann. Atronic is a video slot machine manufacturer and also develops slot machine games and customized solutions for dynamic gaming operations.

The final purchase price for Atronic will be calculated through a performance-based formula equal to eight times Atronic's EBITDA (earnings before interest, taxes, depreciation and amortization) for its fiscal year ending December 31, 2006. In addition, in the 12 months after the closing, Atronic will also have the potential to receive an earn-out amount based on its 2007 performance above specified thresholds. We currently expect the all-cash transaction will have a total value of approximately $100 million to $150 million, for our 50% share, including the assumption of debt.

Beginning in 2012, we have the option to purchase Gauselmann's interest in Atronic and Gauselmann has a reciprocal right to sell its interest to us at a value determined by independent appraisers. There are also mutual put/call rights that may become effective before 2012, under certain circumstances. The exercise price under these circumstances will be calculated through a performance-based formula. This transaction is contingent upon regulatory and gaming license approvals and other closing conditions, and is expected to be completed on December 31, 2006.

On March 24, 2005 (after the close of fiscal 2005), we guaranteed 50% of Atronic's obligations due under a Euro 50 million (approximately $65 million at the April 20, 2005 exchange rate) loan made by an unrelated commercial lender to Atronic (the "Agreement"). Our maximum liability under this guaranty is equal to the lesser of Euro 25 million (approximately $33 million at the April 20, 2005 exchange rate) or 50% of Atronic's outstanding obligations under the Agreement. The guarantee arose in connection with our planned acquisition of Atronic on December 31, 2006. We would be required to perform under the guaranty should Atronic fail to make any interest or principal payments in accordance with the terms and conditions of the Agreement. Our guarantee expires on April 26, 2010.

*Litigation*

**Brazilian Legal Proceedings**

### The CEF Contract Proceedings

**Background.** In January 1997, Caixa Economica Federal ("CEF"), the Brazilian bank and operator of Brazil's National Lottery, and Racimec Information Brasileira S.A. ("Racimec"), the predecessor of the Company's subsidiary GTECH Brasil Ltda. ("GTECH Brazil"), entered into a four-year contract pursuant to which GTECH Brazil agreed to provide online lottery services and technology to CEF (the "1997 Contract"). In May 2000, CEF and GTECH Brazil terminated the 1997 Contract and entered into a new agreement (the "2000 Contract") obliging GTECH Brazil to provide lottery goods and services and additional financial transaction services to CEF for a contract term that, as subsequently extended, was scheduled to expire in April 2003. In April 2003, GTECH Brazil entered into an agreement with CEF (the "2003 Contract Extension") pursuant to which: (a) the term of the 2000 Contract was extended into May 2005, and (b) fees payable to GTECH Brazil under the 2000 Contract were reduced by 15%.

CEF recently completed a procurement process for products and services to replace those that we currently provide under the 2000 Contract. Based upon the commodity auction nature of the procurement process and the revenue restrictions that were then imposed on us by the courts, we elected not to participate in the bid process. CEF has also announced that it is developing its central system in-house. As provided in the 2000 Contract, CEF may elect to extend the 2000 Contract for one year beyond its scheduled May 2005 termination date on its existing terms and conditions. In addition, we are currently involved in negotiations with CEF respecting the possible extension of the term of the 2000 Contract for the provision of goods and services by us after the scheduled termination date of the 2000 Contract. There can be no assurance that CEF will elect to extend the 2000 Contract for an additional year on its existing terms and conditions, or that CEF and GTECH Brazil will reach agreement to extend the term of the 2000 Contract on other terms.

Revenues from the 2000 Contract accounted for approximately 7.2% of our total revenues for fiscal 2005, making CEF our second largest customer in fiscal 2005 based on revenues.

**Criminal Allegations Against Certain Employees and Related SEC Investigation.** As previously reported, in late March 2004 federal attorneys with Brazil's Public Ministry (the "Public Ministry Attorneys") recommended that criminal charges be brought against nine individuals, including four senior officers of CEF, Antonio Carlos Rocha, the former Senior Vice President of Holdings and President of GTECH Brazil; and Marcelo Rovai, GTECH Brazil's marketing director.

The Public Ministry Attorneys had recommended that Messrs. Rocha and Rovai be charged with offering an improper inducement in connection with the negotiation of the 2003 Contract Extension, and co-authoring, or aiding and abetting, certain allegedly fraudulent or inappropriate management practices of the CEF management who agreed to enter into the 2003 Contract Extension. No other present or former employee of the Company or GTECH Brazil has been implicated by the Public Ministry Attorneys. Neither the Company nor GTECH Brazil is the subject of this criminal investigation, and under Brazilian law (which provides that criminal charges may not be brought against corporations or other entities), we cannot be subject to criminal charges in connection with this matter.

As previously reported, during the second quarter of fiscal 2005, the judge reviewing these charges prior to their being filed refused to initiate the criminal charges against the nine individuals, including against Messrs. Rocha and Rovai, but instead granted a request by the Brazilian Federal Police to continue the investigation which had been suspended upon the recommendation of the Public Ministry Attorneys that criminal charges be brought.

The Brazilian Federal Police subsequently ended their investigation and presented a final report of their findings to the court. This final report does not recommend that indictments be issued against Messrs. Rocha or Rovai, or against any current or former employee of the Company.

As previously reported, we cooperated fully with the investigation by Brazilian authorities respecting this matter, and encouraged Messrs. Rocha and Rovai to do the same.

In addition, as previously reported, we conducted an internal investigation of the 2003 Contract Extension under the supervision of the independent directors of GTECH Holdings Corporation. Our investigation did not reveal any reason to believe that any of our present or former employees had committed any of the criminal offenses alleged by the Public Ministry Attorneys.

Notwithstanding the favorable resolution of the Brazilian Federal Police investigation and the favorable results of our own internal investigation respecting the 2003 Contract Extension, there can be no assurance that (a) the Public Ministry Attorneys will not once again recommend to the judge hearing this case that such criminal charges be initiated against Messrs. Rocha and Rovai, (b) the Brazilian Federal Police will not broaden their investigation to include the award of, and performance under, the 1997 Contract and 2000 Contract, or (c) new criminal charges will not be initiated against Messrs. Rocha and Rovai or additional individuals.

As previously reported, the United States Securities and Exchange Commission (the "SEC") is undertaking a formal investigation into the Brazilian criminal allegations against Messrs. Rocha and Rovai and the Company's involvement in this matter. The Company has been cooperating fully with the SEC.

To date we have found no evidence that the Company, or any of its employees, has violated any United States law, or is otherwise guilty of any wrongdoing in connection with this matter.

In light of the fact that our reputation for integrity is an important factor in our business dealings with lottery and other governmental agencies, an allegation or finding of improper conduct that is attributable to us could have a material adverse effect on our business, both within Brazil and elsewhere, including our ability to retain existing contracts or to obtain new or renewal contracts.

**Civil Action by the Public Ministry Attorneys.** As previously reported, in April 2004 the Public Ministry Attorneys initiated a civil action in the Federal Court of Brasilia against GTECH Brazil; 17 former officers and employees of CEF; the former president of Racimec; Antonio Carlos Rocha; and Marcos Andrade, another former officer of GTECH Brazil. The focus of this civil action is the contractual relationship between CEF, GTECH Brazil and Racimec during the period 1994 to 2002. This civil action alleges that the defendants acted illegally in entering into, amending and performing, the 1997 Contract, and the 2000 Contract, and seeks to invalidate the 2000 Contract, which, as extended by the 2003 Contract Extension, is still in force.

As previously reported, this lawsuit also seeks to impose damages equal to the sum of all amounts paid to the Company under the 1997 Contract and the 2000 Contract, and certain other permitted amounts, minus our proven investment costs. The applicable statute also permits the assessment of penalties, in the discretion of the court, of up to three times the amount of the damages imposed. We estimate that through the date of the lawsuit we received under the 1997 Contract and the 2000 Contract a total of 1.5 billion Brazilian reals (or approximately 500 million United States dollars). In addition, although it is unclear how investment costs would be determined for purposes of this lawsuit, we estimate that our investment costs through the date of the lawsuit were approximately between 1.2 billion and 1.4 billion Brazilian reals (or approximately between 400 million and 465 million United States dollars) in aggregate; however, these investment costs could be disputed by CEF, and are ultimately subject to approval by the court.

As previously reported, we believe we have good and adequate defenses to the claims made in this lawsuit. We intend to defend ourselves vigorously in these proceedings, which, we have been advised by our Brazilian counsel, are likely to take several years, and could take as long as 10 to 15 years in certain circumstances, to litigate through the appellate process to final judgment. It is our position that we were appropriately awarded the 1997 Contract by CEF after a competitive procurement, and that at all times since 1997 we have been appropriately compensated for services performed under valid contracts with CEF.

While we cannot rule out the possibility that the Company will ultimately be held liable in this matter, or estimate the amount of such liability in such event, we believe that the outcome of this lawsuit is not likely to have a material impact on our financial statements or business.

As previously reported, in June 2004, the Federal Court of Brasilia granted a procedural injunction in connection with this civil matter which ordered that 30% of payments made subsequent to the date of the injunction to GTECH Brazil by CEF under the 2000 Contract be withheld and deposited into an account maintained by the Court. As of February 26, 2005, the total amount withheld and deposited into an account pursuant to this ruling was approximately 68 million Brazilian reals, or 26 million United States dollars. This injunction also put in place restrictions that effectively prevented the transfer or sale of the Company's Brazilian assets, including the share capital of GTECH Brazil, with certain limited exceptions. The injunction was granted as part of a confidential ex parte proceeding in which we were not afforded an opportunity to participate.

We filed an appeal respecting the court's grant of this injunction in July 2004. On March 22, 2005, a panel of judges of the Brazilian Federal Court of Appeals heard our appeal of the procedural injunction granted by the Federal Court of Brasilia and issued an order: (a) discontinuing the withholding of payments due to GTECH Brazil from CEF that had been mandated by the procedural injunction, (b) removing the procedural injunction's restrictions on the transfer or sale of the Company's Brazilian assets, and (c) requiring the return to GTECH Brazil of amounts in excess of 40 million Brazilian reals held in escrow pursuant to the procedural injunction, thereby permitting the return to GTECH of approximately 11 million United States dollars of the 26 million United States dollars held in escrow as of the end of fiscal 2005. The appeals court also ordered that 40 million Brazilian reals continue to be held in escrow, and that the procedural injunction's requirements that defendants report assets to the court, and that the Brazilian Central Bank report any transaction associated with these assets, be maintained. This order of the Brazilian Federal Court of Appeals may be appealed by the Brazilian Public Attorneys.

**Popular Claim.** As previously reported, in February 2004, Vincius Bijos, a Brazilian, commenced a public class action lawsuit in Brazil's Brasilia District Court of the Federal District against the Brazilian Federal government; CEF; several former and current officers of CEF; the former president of Racimec; and GTECH Brazil, seeking, among the relief requested of the Court, a preliminary injunction prohibiting CEF from making further payments to GTECH Brazil under the 2000 Contract, and an order that would terminate the 2000 Contract and require the defendants, jointly and severally, to refund amounts received by GTECH Brazil under the 1997 Contract and the 2000 Contract, together with interest, appropriate monetary adjustments, court costs and expenses. This public class action lawsuit bases its claims upon numerous alleged defects and irregularities, which the suit asserts violate Brazilian law, in the 1997 Contract and the 2000 Contract, and the manner in which the procurement processes that gave rise to the awards of these contracts were organized and administered. We intend to mount a vigorous challenge to the far-reaching claims that make up this lawsuit. We note that the Public Ministry Attorneys have filed an opinion with the federal court disagreeing with the request that an injunction enjoining payments from CEF to GTECH Brazil be entered and requesting that this suit be consolidated with the Public Ministry Attorneys' civil action described above.

While we cannot rule out the possibility that the Company will ultimately be held liable in this matter, or estimate the amount of such liability in such event, we believe that the outcome of this lawsuit is not likely to have a material impact on our financial statements or business.

**TCU Audit.** As previously reported, in June 2003, the Federal Court of Accounts ("TCU"), the court charged with auditing agencies of the Brazilian federal government and its subdivisions, summoned us, together with several current and former employees of the CEF to appear before TCU's Brasilia court. The summons required the defendants to show cause why they should not be required to jointly pay a base amount determined on a preliminary basis by the TCU to be due of R$91,974,625, duly indexed for inflation and interest as of May 26, 2000 (Decision No. 692/2003). We estimate that this claim, in aggregate, is for the local currency equivalent of approximately 87.6 million United States dollars at exchange rates in effect as of February 26, 2005. The allegations underlying this summons are set forth in a report (the "Audit Report") issued by the TCU in May 2003 respecting an audit conducted by the TCU of the 1997 Contract.

The central allegation of the Audit Report is that under the 1997 Contract we were accorded certain payment increases, and we contracted to supply to CEF certain services, that were not contemplated by the procurement process respecting the 1997 Contract and that are not otherwise permitted under applicable Brazilian law. The Audit Report alleges that as a result of this, CEF overpaid us under the 1997 Contract for the period commencing in January 1997 through May 26, 2000, and that we are liable with respect to such alleged overpayments as specified above. The Audit Report states that the TCU will refer the Audit Report to, among others, the Public Ministry Attorneys and the Brazil Federal Police (who, we have been advised, are conducting an investigation of CEF's public procurement activities in general). See – "Criminal Allegations Against Certain Employees and Related SEC Investigation" and "Civil Action by Public Ministry Attorneys," above. The Audit Report does not allege that we have acted improperly.

In November 2003, we presented our defense to the claims and preliminary determination of the TCU that CEF had overpaid us. In light of our defense, in September 2004, the TCU reduced its determination of the amount alleged to have been overpaid to us by CEF under the 1997 Contract from R$91,974,625 to R$30,317,721, or approximately 28.9 million United States dollars at exchange rates in effect as of February 26, 2005. This determination by the TCU remains subject to approval by TCU's judges.

We plan to continue to vigorously defend ourselves against the allegations made by TCU in the Audit Report and the proceedings initiated by the TCU with respect thereto. We believe that we have good defenses to the claims and determinations of the TCU. We further believe that the claims and determinations of the Audit Report have, in essence, been merged into the civil action instituted by the Public Ministry Attorneys described above, and are accordingly unlikely to represent an independent potential source of liability for us. While we are unable to rule out the possibility that the Company will ultimately be held liable in this matter, we believe that the outcome of this matter is not likely to have a material impact on our financial statements or business.

**Serlopar Suit**

As previously reported, in April 2002 Serlopar, the lottery authority for the Brazilian state of Parana, sued our subsidiaries Dreamport Brasil Ltda. and GTECH Brazil in the 2nd Public Finance Court of the City of Curitiba, State of Parana, under an agreement dated July 31, 1997, as amended (the "VLT Agreement"). Pursuant to the VLT Agreement, we agreed to install and operate video lottery terminals ("VLTs") in Parana. Serlopar alleges in its suit that we installed only 450 of the 1,000 VLTs that we were allegedly obliged to install, and that we were overpaid, and failed to reimburse Serlopar certain amounts alleged to be due to Serlopar, under the VLT Agreement. Serlopar seeks payment from us of approximately 40 million United States dollars (at exchange rates in effect on February 26, 2005) with respect to these claims, together with unspecified amounts alleged to be due from the defendants with respect to general losses and damages (including loss of revenues) and court costs and legal fees. We believe we have good defenses to the claims made by Serlopar in this lawsuit, and we intend to continue to defend ourselves vigorously in these proceedings. We believe that the outcome of this suit will not have a material impact on our financial statements or business.

**Other Legal Proceedings**

**Argentina Money Transfer Matter**

In February 2005, GTECH Foreign Holdings Corporation, Argentina Branch ("GFHC") and our Argentina legal counsel, Dr. Jorge Perez of Perez, del Barba and Rosenblum, received notification from the Central Bank of Argentina that they were being indicted for alleged violations of Argentina's currency exchange laws. The Argentina laws in question prohibit the transfer of foreign currency from Argentina, subject to certain exceptions not here relevant. At issue is a February 2002 agreement (the "BofA Agreement") between GFHC and Bank of America, N.A., Buenos Aires Branch ("BofA") pursuant to which BofA assigned to GFHC a certificate of deposit in the amount of 571,429 United States dollars (the "CD"), issued by Bank of America, Charlotte, North Carolina Branch ("BofA-North Carolina"), in consideration for the payment of 1.4 million Argentina pesos. Upon maturity of the CD, the agreement provided for BofA-North Carolina to pay 571,429 United States dollars to a GFHC branch bank account in the United States. We understand that the central claim of the Argentina Central Bank's indictment will be that GFHC's agreement with BofA was a transaction in which foreign currency was transferred, in essence, from Argentina to the United States in violation of applicable Argentina law.

If GFHC is found guilty of violating applicable Argentina currency exchange laws, as charged in the indictment, we would be liable to pay a fine of up to approximately 5.7 million United States dollars (i.e., ten times the amount of United States dollars allegedly transferred from Argentina) and could be prohibited for up to ten years from importing goods into, or exporting goods from, Argentina.

We note that BofA, which solicited GTECH to enter into the BofA Agreement, and approximately 20 other customers of BofA including several subsidiaries of large multi-national corporations, have been indicted in connection with transactions similar to the transaction outlined in the BofA Agreement. BofA explicitly represented to us in the BofA Agreement that the transaction described therein did not violate any Argentina law or regulation, and we believe that we took appropriate measures independent of this representation (including obtaining the opinion of local counsel) in advance of entering into the BofA Agreement to ascertain that this transaction was legal under applicable Argentina law.

We believe that we have good defenses to the claims made on the indictment, and we intend to vigorously defend ourselves in these proceedings. We do not believe that the outcome of this suit will have a material impact on our financial statements or business.

**Cohen Suit**

As previously reported, on August 7, 2002 we terminated without cause the employment of Howard S. Cohen, our former President and Chief Executive Officer. In March 2003, Mr. Cohen attempted to exercise options granted by us in April 2002 to purchase (on a pre-split adjusted basis) 450,000 shares of our Common Stock at a per-share exercise price of $23.30. The non-qualified stock option agreement entered into between Mr. Cohen and us respecting the April 2002 grant of options provides by its terms that, in the event that Mr. Cohen's employment was terminated without cause, options remaining exercisable must be exercised within six months from the date of termination (i.e., by February 7, 2003). Because Mr. Cohen had failed to exercise his April 2002 options within the term provided in the applicable stock option agreement, we did not permit Mr. Cohen to exercise these options. In May 2003, Mr. Cohen filed suit in Rhode Island Superior Court against us and the attorneys who had advised him in connection with the negotiation of his severance agreement, respecting his attempt to exercise the April 2002 stock options. The suit, captioned Howard S. Cohen v. GTECH Corporation, GTECH Holdings Corporation, Michael J. Tuchman, Levenfeld Pearlstein, Charlene F. Marant and Marant Enterprises Holdings LLC, alleges that: (i) we breached our agreements with Mr. Cohen in failing to allow him to exercise his April 2002 options; (ii) through fraud by us, or the mutual mistake of the parties, the April 2002 option grant does not reflect the intent of the parties, and (iii) we had a duty to advise Mr. Cohen of his mistaken belief (if such it was) as to the exercise term of the April 2002 options, and failed to so advise Mr. Cohen. Mr. Cohen also alleges that his attorneys had failed in their duty of care in misadvising him as to the correct period during which he could exercise his options, and, in addition, had practiced law in Rhode Island without a license in violation of applicable Rhode Island law. Mr. Cohen seeks damages against us and the other defendants in an amount of not less than 4.0 million United States dollars, plus interest, costs and reasonable attorneys fees. With respect to us, he also seeks an order reforming the terms of the April 2002 option grant to reflect the alleged intent of the parties with respect to the post-termination exercise term, and other equitable relief. Mr. Cohen also asks for a declaratory judgment construing our 2000 Omnibus Stock Option and Long Term Incentive Plan and Mr. Cohen's employment and severance agreements, as to the relevant option exercise period. We believe that we have good defenses to the claims made by Mr. Cohen in this lawsuit and we intend to vigorously defend ourselves in these proceedings. Nevertheless, at the present time we are unable to predict the outcome of this lawsuit.

We also are subject to certain other legal proceedings and claims which management believes, on the basis of information presently available to it, will not materially adversely affect our consolidated financial position or results of operations.

## NOTE 15 – GUARANTEES AND INDEMNIFICATIONS

***Performance and Other Bonds***

In connection with certain contracts and procurements, we have been required to deliver performance bonds for the benefit of our customers and bid and litigation bonds for the benefit of potential customers, respectively. These bonds give the beneficiary the right to obtain payment and/or performance from the issuer of the bond if certain specified events occur. In the case of performance bonds, which generally have a term of one year, such events include our failure to perform our obligations under the applicable contract. To obtain these bonds, we are required to indemnify the issuers against the costs they incur if a beneficiary exercises its rights under a bond. Historically, our customers have not exercised their rights under these bonds and we do not currently anticipate they will do so. The following table provides information related to potential commitments at February 26, 2005:

| | Total potential commitments (in thousands) |
|---|---|
| Performance bonds | $ 208,144 |
| Litigation bonds | 6,782 |
| All other bonds | 4,302 |
| | $ 219,228 |

***Lottery Technology Services Investment Corporation***

We have a 44% interest in Lottery Technology Services Investment Corporation (the "Holding Company"), which we account for using the equity method of accounting. The Holding Company's wholly owned subsidiary, Lottery Technology Services Corporation (the "Subsidiary"), provides equipment and services (which we supplied to the Subsidiary), to the Bank of Taipei. The Bank of Taipei holds the license to operate the Taiwan Public Welfare Lottery (the "Lottery"). On November 29, 2004, the Holding Company merged with the Subsidiary and the Subsidiary is the surviving company (the merged company is collectively referred to as "LTSC"). (See Note 23.)

In fiscal 2002, in order to assist LTSC with the financing they required to enable them to perform under their obligation to operate the Lottery, we guaranteed loans made to LTSC by an unrelated commercial lender. We did not receive any consideration in exchange for our guarantees on behalf of LTSC. Rather, these guarantees were issued in connection with the formation of LTSC. At February 28, 2004, the principal amount of loans that we guaranteed totaled $4.6 million. LTSC repaid all borrowings under the guaranteed loans in September 2004 and our guarantee expired in October 2004.

We recognize 56% of gross profit on product sales to LTSC and defer the remaining 44% as a result of our equity interest in LTSC. We recognize these deferrals ratably over the life of our contract with LTSC. At February 26, 2005 and February 28, 2004, deferred product gross profit totaling $2.0 million and $3.4 million, respectively, is included in Deferred Revenue and Advance Billings and Other Liabilities in our Consolidated Balance Sheets.

In fiscal 2002, we signed an agreement with Acer, Inc. ("Acer"), the partner that holds the remaining 56% interest in LTSC, which provides that in the event a third party lender to LTSC requires the guarantee of GTECH or Acer as a condition of making a loan to LTSC, we, along with Acer, will provide such a guarantee on reasonable terms. This potential guarantee is limited to 44% of any such third-party loan and would expire on December 31, 2006.

***Lottery Technology Enterprises***

We have a 1% interest in Lottery Technology Enterprises ("LTE"), a joint venture between us and District Enterprise for Lottery Technology Applications of Washington, D.C. ("DELTA"). The joint venture agreement terminates on December 31, 2012. LTE holds a 10-year contract (which expires in November 2009) with the District of Columbia Lottery and Charitable Games Control Board. Under Washington, D.C. law, by virtue of our 1% interest in LTE, we may be jointly and severally liable, with DELTA, for the obligations of the joint venture.

### *Times Squared Incorporated*

In December 1998, we guaranteed outstanding lease obligations of Times Squared Incorporated ("Times Squared") for which we received no monetary consideration. Our guarantee terminated in December 2004. The amount outstanding under the lease at February 28, 2004 was $2.3 million. Times Squared is a nonprofit corporation established to provide, among other things, secondary and high school level educational programs. Times Squared operates a Charter School for Engineering, Mathematics, Science and Technology in Providence, Rhode Island that serves inner city children who aspire to careers in the sciences and technology.

### *Delaware LLC*

At February 28, 2004, we held a 50% interest in Gaming Entertainment (Delaware) L.L.C. ("GED"). GED is also owned 50% by a subsidiary of Full House Resorts, Inc. ("FHRI"). Pursuant to a 1995 management agreement ("Agreement"), GED manages a racino for Harrington Raceway, Inc. ("Harrington") and in return receives a percentage of gross revenues and operating profits as defined in the Agreement. Along with FHRI, we guaranteed the payment of all amounts due Harrington under the Agreement. The consideration we received in exchange for the guarantee was the equity earnings from our ownership in GED. During the first quarter of fiscal 2005, we sold our 50% interest in GED to Harrington for $11.8 million and recognized a gain of $10.9 million which was recorded in Other Income (Expense) in our Consolidated Income Statements. Our guarantee expired upon the sale of our 50% interest.

### *Atronic*

In December 2004, we entered into an agreement to acquire a 50% controlling equity position in the Atronic group of companies ("Atronic") owned by the owners of the privately-held Gauselmann Group ("Gauselmann"). The remaining 50% of Atronic will be retained by the owners of Gauselmann. Atronic is a video slot machine manufacturer and also develops slot machine games and customized solutions for dynamic gaming operations. This transaction is contingent upon regulatory and gaming license approvals and other closing conditions, and is expected to be completed on December 31, 2006.

On March 24, 2005 (after the close of fiscal 2005), we guaranteed 50% of Atronic's obligations due under a Euro 50 million (approximately $65 million at the April 20, 2005 exchange rate) loan made by an unrelated commercial lender to Atronic (the "Agreement"). Our maximum liability under this guaranty is equal to the lesser of Euro 25 million (approximately $33 million at the April 20, 2005 exchange rate) or 50% of Atronic's outstanding obligations under the Agreement. The guarantee arose in connection with our planned acquisition of Atronic on December 31, 2006. We would be required to perform under the guaranty should Atronic fail to make any interest or principal payments in accordance with the terms and conditions of the Agreement. Our guarantee expires on April 26, 2010.

### *Loxley GTECH Private Limited*

We have a 49% interest in Loxley GTECH Private Limited Co. ("LGT"), which is accounted for using the equity method of accounting. LGT is a corporate joint venture that is expected to provide the online lottery system in Thailand. On March 29, 2005 (after the close of fiscal 2005), in order to assist LGT with obtaining the financing they require to enable them to perform under their anticipated obligation to operate the online lottery system in Thailand, we guaranteed, along with the other 51% shareholder in LGT, Baht 1.925 billion (approximately $49 million at the April 20, 2005 exchange rate) principal amount in loans and Baht 455 million (approximately $12 million at the April 20, 2005 exchange rate) in performance bonds and trade finance facilities made to LGT by an unrelated commercial lender (collectively the "Facilities"). We are jointly and severally liable with the other shareholder in LGT for this guarantee. We would be required to perform under the guaranty should LGT fail to make interest or principal payments in accordance with the terms and conditions of the Facilities. Our guarantee obligations will not commence until LGT enters into a definitive agreement with the government, which we currently expect will take place in the second quarter of fiscal 2006, and will terminate upon the start-up of the online lottery system in Thailand, which is currently expected to occur in the fourth quarter of fiscal 2006.

### *World Headquarters Facility*

Under our Master Contract with the State of Rhode Island, we are to invest (or cause to be invested) at least $100 million in the State of Rhode Island, in the aggregate, by December 31, 2008. This investment commitment includes the development of a new world headquarters facility in Providence, Rhode Island by December 31, 2006. We have entered into (i) a development agreement with US Real Estate Limited Partnership (the "Developer"), whereby the Developer will develop and own the facility; and (ii) an office lease with the Developer, whereby we will lease a portion of the facility from the Developer for 20 years. We also entered into (i) a 149-year ground lease with Capital Properties, Inc. (the "Ground Landlord") with respect to the land upon which the facility will be constructed; and (ii) a completion guarantee in favor of the Ground Landlord whereby we guaranteed the completion of the facility and the payment of the rent and real estate taxes under the ground lease until the completion of the facility. We have assigned the ground lease to the Developer but remain liable under the ground lease and the completion guarantee. Rent payable under the ground lease is currently $0.1 million per year. It is our position that our liability under the ground lease will expire upon completion of the facility. Upon completion of the facility, the Ground Landlord's recourse in the event of a default by the Developer under the ground lease is limited to the facility.

## NOTE 16 – ACCUMULATED OTHER COMPREHENSIVE LOSS

The components of, and changes in, other comprehensive loss are as follows:

| | Foreign Currency Translation | Net Gain (Loss) on Derivative Instruments | Unrealized Gain (Loss) on Investments | Treasury Rate Lock | Total |
|---|---|---|---|---|---|
| | | (Dollars in thousands) | | | |
| Balance at February 23, 2002 | $ (101,039) | $ 174 | $ 50 | $ – | $ (100,815) |
| Changes during the year, net of tax | 5,344 | 91 | (108) | – | 5,327 |
| Balance at February 22, 2003 | (95,695) | 265 | (58) | – | (95,488) |
| Changes during the year, net of tax | 26,418 | (1,423) | (15) | – | 24,980 |
| Balance at February 28, 2004 | (69,277) | (1,158) | (73) | – | (70,508) |
| Changes during the year, net of tax | 24,618 | 677 | (2) | 1,988 | 27,281 |
| Balance at February 26, 2005 | $ (44,659) | $ (481) | $ (75) | $ 1,988 | $ (43,227) |

### *Foreign Currency Translation*

Our current contract with Caixa Economica Federal ("CEF"), the operator of Brazil's National Lottery and our second largest customer in fiscal 2005 based on annual revenues, is scheduled to expire in May 2005. We are currently involved in negotiations with CEF respecting the possible extension of the term of our current contract, or execution of a new contract with CEF for the provision of goods and services by us after the scheduled termination date of our current contract. Foreign currency translation related to our operations in Brazil of $59.5 million (which is included in the $44.7 million at February 26, 2005 above), would be recorded as a charge to our consolidated income statement upon the expiration of our contract with CEF should we determine that the expiration of the CEF contract results in a substantial liquidation of our investment in Brazil. Refer to Note 14 for detailed disclosures regarding Brazilian legal proceedings.

### *Net Gain (Loss) on Derivative Instruments*

The $0.5 million of net losses on derivative instruments at February 26, 2005 is expected to be reclassified to earnings within the next 12 months as the underlying transactions occur.

### *Treasury Rate Lock*

The treasury rate lock of $2.0 million at February 26, 2005 represents the net amount of deferred gains we realized related to our agreements to lock in interest rates to hedge our 4.5% Senior Notes due December 2009 and our 5.25% Senior Notes due December 2014, against potential increases to interest rates prior to their issuance. The deferred gains are being amortized to interest expense over the life of the respective debt instrument.

## NOTE 17 – CONSOLIDATION OF VARIABLE INTEREST ENTITIES

In December 2003, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 46 (revised December 2003), "Consolidation of Variable Interest Entities" ("FIN 46"). We were required to apply FIN 46 in our consolidated financial statements for periods ending after December 15, 2003 (our fiscal 2004 fourth quarter) for interests in variable interest entities that were considered to be special-purpose entities and for periods ending after March 15, 2004 (our fiscal 2005 first quarter) for all other types of variable interest entities. Earlier application was permitted.

FIN 46 addresses the consolidation of entities to which the usual condition of consolidation does not apply (ownership of a majority voting interest) and focuses on controlling financial interests that may be achieved through arrangements that do not involve voting interests. FIN 46 concludes that in the absence of clear control through voting interests, a company's exposure (variable interest) to the economic risks and potential rewards from the variable interest entity's assets and activities are the best evidence of control. If an enterprise holds a majority of the variable interests of an entity, it would be considered the primary beneficiary. Upon consolidation, the primary beneficiary is generally required to include assets, liabilities and noncontrolling interests at fair value and subsequently account for the variable interest as if it were consolidated based on majority voting interest.

We determined that we are the primary beneficiary of the following variable interest entities and have consolidated these entities in accordance with FIN 46.

***West Greenwich Technology Associates, L.P.***
Prior to February 1, 2005, we had a 50% limited partnership interest in West Greenwich Technology Associates, L.P. (the "Partnership"), which owns our world headquarters facilities and leases them to us. The general partner of the Partnership was an unrelated third party. Prior to the third quarter of fiscal 2004, we accounted for the Partnership using the equity method of accounting. Beginning in the third quarter of fiscal 2004, we consolidated the Partnership in accordance with FIN 46 and as a result, we recorded our world headquarters facilities owned by the Partnership as an asset and the Partnership's loan as a liability in our consolidated financial statements. The consolidation of the Partnership increased balance sheet assets and liabilities by $30.0 million and $26.7 million, respectively, and resulted in a one-time, non-cash, after-tax gain of $3.3 million. The pre-tax gain of $5.3 million is recorded in Other Income (Expense) in our Consolidated Income Statements and not as a cumulative-effect adjustment because the gain is not material to our consolidated financial statements.

On February 1, 2005, we repaid the Partnership's loan and acquired the remaining 50% interest in the Partnership from the general partner.

***Aitken Spence GTECH Private Limited***
We have a 50% interest in Aitken Spence GTECH Private Limited ("ASG"), a corporate joint venture that aids in the operation and management of the lottery in Sri Lanka. The other partner is an unrelated third party. In accordance with FIN 46, we consolidated ASG in the fourth quarter of fiscal 2005 which increased balance sheet assets and liabilities by $7.7 million and $5.1M, respectively. Our Company's investment in ASG (including loans) totaled approximately $4.0 million at February 26, 2005, representing our maximum exposure to loss. Any creditors of ASG do not have recourse against the general credit of the Company as a result of including ASG in our consolidated financial statements.

## NOTE 18 – STOCK-BASED COMPENSATION PLANS

We have various stock-based compensation plans whereby nonemployee members of our Board of Directors, officers and other key employees may receive grants of incentive stock options, nonqualified stock options, restricted stock, stock appreciation rights and performance awards. We are authorized to grant up to 27,200,000 shares of common stock under these plans.

The stock options granted under these plans are to purchase our common stock at a price not less than fair market value at the date of grant. Stock options generally vest ratably over a four-year period from the date of grant and expire 10 years after the date of grant (unless an earlier expiration date is set at the time of grant) and are subject to possible earlier exercise and termination in certain circumstances. Beginning in fiscal 2005, stock options for Senior Staff Officers of our Company generally vest ratably over a four-year period beginning on the second anniversary date of the grant. Beginning in fiscal 2006, all stock options will generally vest ratably over a four-year period beginning on the second anniversary date of the grant.

We apply Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and related Interpretations in accounting for our plans. We have adopted the disclosure-only provisions of SFAS 148, an amendment of SFAS 123. Therefore, no compensation cost has been recognized for stock option grants under the plans because the exercise price of all options granted was equal to 100% of the fair market value of our common stock on the respective date of each grant.

A summary of stock option activity under the plans is as follows:

| | Fiscal Year Ended | | | | | |
|---|---|---|---|---|---|---|
| | February 26, 2005 | | February 28, 2004 | | February 22, 2003 | |
| | Shares under Options | Weighted Average Exercise Price | Shares under Options | Weighted Average Exercise Price | Shares under Options | Weighted Average Exercise Price |
| Outstanding at beginning of year | 8,675,900 | $ 10.52 | 10,703,852 | $ 8.32 | 10,420,752 | $ 6.78 |
| Granted | 1,326,500 | 28.77 | 2,170,900 | 17.10 | 4,424,000 | 11.41 |
| Exercised | (1,517,784) | 8.92 | (3,259,352) | 7.35 | (2,556,900) | 6.60 |
| Forfeited | (342,200) | 17.28 | (939,500) | 11.68 | (1,584,000) | 9.62 |
| Outstanding at end of year | 8,142,416 | 13.50 | 8,675,900 | 10.52 | 10,703,852 | 8.32 |
| Exercisable at end of year | 4,448,240 | $ 9.23 | 3,927,000 | $ 8.60 | 5,100,852 | $ 8.19 |

Exercise prices for stock options outstanding under the plans as of February 26, 2005 are summarized as follows:

| | | Weighted Average | | | |
|---|---|---|---|---|---|
| Range of Exercise Prices | Options Outstanding | Remaining Contractual Life (Years) | Exercise Price | Options Exercisable | Weighted Average Exercise Price |
| $ 4.30 - $ 6.33 | 890,890 | 5.2 | $ 5.12 | 890,890 | $ 5.12 |
| $ 6.70 - $ 9.65 | 2,216,500 | 6.2 | 7.63 | 1,799,500 | 7.83 |
| $ 9.68 - $ 14.91 | 2,189,500 | 7.2 | 11.57 | 1,479,000 | 11.87 |
| $ 16.70 - $ 23.55 | 1,673,026 | 8.2 | 17.21 | 271,350 | 17.10 |
| $ 24.15 - $ 29.53 | 1,172,500 | 9.1 | 29.32 | 7,500 | 27.11 |
| | 8,142,416 | | | 4,448,240 | |

During fiscal 2005, 2004 and 2003, we awarded 219,350, 528,000 and 390,000 shares of restricted stock, respectively, to nonemployee members of our Board of Directors, officers and certain other key employees of our Company. Such shares had a weighted average fair value at the date of grant of $28, $18 and $11 per share, respectively. Recipients of restricted stock do not pay us any cash consideration for the shares. The fair value of the restricted stock award is being charged to expense over the vesting period. We recorded noncash charges to operations during fiscal 2005, 2004 and 2003 of $4.9 million, $3.3 million and $3.3 million, respectively, as compensation expense related to restricted stock.

During fiscal 2004, our Board of Directors approved the Senior Staff Officer Stock Ownership Plan (the "Plan"), whereby Senior Staff Officers of our Company are required to maintain ownership of our common stock equivalent to a percentage of their base salary. Fiscal 2004 was the first year of the Plan. By the end of year five of their participation in the Plan, our Chief Executive Officer will be required to attain common stock ownership equal to two times his base salary and all other Senior Staff Officers will be required to attain common stock ownership equal to one times their base salary. In order to satisfy the common stock ownership requirements, the Plan participants must own and hold vested and unencumbered shares of our common stock. At February 26, 2005, all Senior Staff Officers were in compliance with the Plan.

## NOTE 19 – EMPLOYEE STOCK PURCHASE PLAN

On August 2, 2004, shareholders approved the GTECH Holdings Corporation 2004 Employee Stock Purchase Plan (the "ESPP"), which replaces the July 1998 Employee Stock Purchase Plan that expired on August 31, 2004. The ESPP provides that eligible employees may purchase shares of our common stock, through regular payroll deductions, of up to 10% of their base earnings. Substantially all employees are eligible to participate in the ESPP, with the exception of those employees who are 5% or more shareholders in our Company. The purchase price of our common stock is equal to 85% of the fair market value of the stock on the first or last trading day of the six-month offering period, whichever is lower. Employees may purchase shares of our common stock having a fair market value of up to $25,000 per calendar year. All shares of our common stock purchased must be retained for a period of one year. No compensation expense is currently recorded in connection with the ESPP. The ESPP expires upon the earlier of (i) July 31, 2008; (ii) early termination by the Board of Directors or; (iii) the date the treasury shares provided by the ESPP have been purchased. A total of 1,200,000 treasury shares were made available for purchase under the ESPP, of which 1,140,355 shares remain available for future purchase as of February 26, 2005.

## NOTE 20 – EMPLOYEE BENEFITS

At February 26, 2005, we had two defined contribution 401(k) retirement savings and profit sharing plans (the "Plans") covering substantially all employees in the United States and the Commonwealth of Puerto Rico. Under these Plans, an eligible employee may elect to defer receipt of a portion of base pay each year. We contribute this amount on the employee's behalf to the Plans and also make a matching contribution.

For periods prior to March 1, 2003, our matching contributions were equal to 100% on the first 3% and 50% on the next 2% that the employee elected to defer, up to a maximum matching contribution of 4% of the employee's base pay. Effective March 1, 2003, the matching contribution was changed to 100% on the first 3% that the employee elects to defer, up to a maximum matching contribution of 3% of the employee's base pay. Employees are fully vested at all times in the amounts they defer and in any earnings on these contributions. Employees are fully vested in the Company's matching contributions, profit sharing and any earnings on these contributions on the first anniversary of their date of hire. Benefits under the Plans will generally be paid to participants upon retirement or in certain other limited circumstances.

At our discretion, we have contributed additional amounts to the Plans on behalf of employees based upon our profits for a given fiscal year. Beginning in fiscal 2005, we discontinued the payment of profit sharing contributions.

Prior to fiscal 2005, we had a defined contribution Supplemental Retirement Plan (the "SRP") that provided additional retirement benefits to certain key employees. At our discretion, we contributed additional amounts to the SRP on behalf of such key employees equal to the percentage of profit sharing contributions contributed to the Plans for the calendar year multiplied by the key employees' compensation (as defined by the SRP) for such year. Beginning in fiscal 2005, we discontinued the payment of additional retirement benefits.

In fiscal 2005, 2004, and 2003, we recorded expense under the Plans and the SRP of $3.4 million, $7.3 million and $9.6 million, respectively.

## NOTE 21 – EARNINGS PER SHARE

The following table shows the computation of basic and diluted earnings per share:

| | Fiscal Year Ended | | |
|---|---|---|---|
| | February 26, 2005 | February 28, 2004 | February 22, 2003 |
| | (In thousands, except per share amounts) | | |
| **Numerator:** | | | |
| Net income (Numerator for basic earnings per share) | $ 196,394 | $ 183,200 | $ 142,021 |
| Effect of dilutive securities: | | | |
| Interest expense on 1.75% Convertible Debentures, net of tax | 2,125 | 2,126 | 2,056 |
| Numerator for diluted earnings per share | $ 198,519 | $ 185,326 | $ 144,077 |
| **Denominator:** | | | |
| Denominator for basic earnings per share-weighted average shares | 116,739 | 116,464 | 114,162 |
| Effect of dilutive securities: | | | |
| 1.75% Convertible Debentures | 12,727 | 12,727 | 12,727 |
| Employee stock options | 2,859 | 3,158 | 2,438 |
| Unvested stock awards and employee stock purchase plan shares | 234 | 276 | 182 |
| Dilutive potential common shares | 15,820 | 16,161 | 15,347 |
| Denominator for diluted earnings per share-adjusted weighted-average shares and assumed conversions | 132,559 | 132,625 | 129,509 |
| Basic earnings per share | $ 1.68 | $ 1.57 | $ 1.24 |
| Diluted earnings per share | $ 1.50 | $ 1.40 | $ 1.11 |

Our 1.75% Convertible Debentures ("Debentures") are convertible at the option of the holder into shares of our common stock at an initial conversion rate of 72.7272 shares of common stock per $1,000 principal amount of Debentures, which is equivalent to an initial conversion price of approximately $13.75 per share. The Debentures become convertible when, among other circumstances, the closing price of our common stock is more than 120% of the conversion price (approximately $16.50 per share) for at least 20 out of 30 consecutive trading days prior to the date of surrender for conversion. There are a total of 12.7 million shares issuable upon the conversion of the Debentures. The Debentures were convertible for all 251 trading days in fiscal 2005, 209 out of 256 trading days in fiscal 2004, and were not convertible for any trading days in fiscal 2003.

For all periods presented, we have adopted the provisions of EITF 04-8, which requires the inclusion of all 12.7 million shares underlying our Debentures in prior periods' diluted earnings per share computations, if dilutive, regardless of whether the conversion requirements have been met. The adoption of EITF 04-8 resulted in a decrease to diluted earnings per share of $0.02 and $0.10 in fiscal 2004 and 2003, respectively.

Included in stock options outstanding are options to purchase 1,286,000, 492,000 and 1,138,000 shares of common stock at February 26, 2005, February 28, 2004 and February 22, 2003, respectively, that were not included in the computation of diluted earnings per share because the options' exercise prices were greater than the average market price of the common shares and, therefore, the effect would be anti-dilutive.

## NOTE 22 – INCOME TAXES

Income before income taxes is based on the geographical contract source of income (rather than the location where the income is taxed) and consists of the following:

| | Fiscal Year Ended | | |
|---|---|---|---|
| | February 26, 2005 | February 28, 2004 | February 22, 2003 |
| | | (Dollars in thousands) | |
| United States | $ 24,466 | $ 37,355 | $ 34,506 |
| Foreign | 281,920 | 253,439 | 194,560 |
| | $ 306,386 | $ 290,794 | $ 229,066 |

Significant components of the provision for income taxes were as follows:

| | Fiscal Year Ended | | |
|---|---|---|---|
| | February 26, 2005 | February 28, 2004 | February 22, 2003 |
| | | (Dollars in thousands) | |
| Current: | | | |
| Federal | $ 12,254 | $ (4,145) | $ 45,787 |
| State | 6,892 | 5,877 | 4,905 |
| Foreign | 56,106 | 46,405 | 37,920 |
| Total Current | 75,252 | 48,137 | 88,612 |
| Deferred: | | | |
| Federal | $ 44,007 | $ 58,510 | $ 3,499 |
| State | 2,532 | 3,049 | 398 |
| Foreign | (11,799) | (2,102) | (5,464) |
| Total Deferred | 34,740 | 59,457 | (1,567) |
| Total Provision | $ 109,992 | $ 107,594 | $ 87,045 |

The tax effects of temporary differences and carryforwards that give rise to deferred tax assets and liabilities consist of the following:

| | February 26, 2005 | February 28, 2004 |
|---|---|---|
| | (Dollars in thousands) | |
| Deferred tax assets: | | |
| Accruals not currently deductible for tax purposes | $ 21,933 | $ 24,681 |
| Tax credit carryforward | 13,658 | – |
| Cash collected in excess of revenue recognized | 9,952 | 8,846 |
| Depreciation | 7,832 | 7,543 |
| Inventory reserves | 5,471 | 5,949 |
| Foreign net operating losses | 1,682 | – |
| Interest rate swap gain | 736 | 3,955 |
| Other | 9,677 | 10,380 |
| | 70,941 | 61,354 |
| Valuation allowance for deferred tax assets | (1,682) | – |
| Deferred tax assets, net of valuation allowance | 69,259 | 61,354 |
| Deferred tax liabilities: | | |
| Depreciation | (111,165) | (75,682) |
| Acquired intangible assets | (15,333) | – |
| Contingent interest on convertible debt | (11,371) | (7,310) |
| Other | (5,965) | (5,685) |
| | (143,834) | (88,677) |
| Net deferred tax liabilities | $ (74,575) | $ (27,323) |

At February 26, 2005, we had non-U.S. net operating loss carryforwards for income tax purposes of $4.9 million that expire at various dates through 2025.

A valuation allowance at February 26, 2005 of $1.7 million has been recognized to offset the related deferred tax assets due to the uncertainty of realizing the benefits of the deferred tax assets. The valuation allowance is related to the non-U.S. net operating loss carryforwards.

Undistributed earnings of foreign subsidiaries amounted to $109.1 million at February 26, 2005. If these earnings had been remitted, no additional tax cost would have been incurred because of the availability of foreign tax credits. The earnings reflect full provision for foreign income taxes and are intended to be indefinitely reinvested in foreign operations.

The effective income tax rate on income before income taxes differed from the statutory federal income tax rate for the following reasons:

| | Fiscal Year Ended | | |
|---|---|---|---|
| | February 26, 2005 | February 28, 2004 | February 22, 2003 |
| Federal income tax using statutory rate | 35.0% | 35.0% | 35.0% |
| State taxes, net of federal benefit | 2.0 | 2.0 | 1.5 |
| Nondeductible expenses | 0.4 | 0.4 | 0.5 |
| Tax credits | (0.5) | (0.3) | (0.7) |
| Other | (1.0) | (0.1) | 1.7 |
| | 35.9% | 37.0% | 38.0% |

## NOTE 23 – TRANSACTIONS WITH RELATED PARTIES

Receivables from related parties, which are included in Trade Accounts Receivable in our Consolidated Balance Sheets, are as follows:

| | February 26, 2005 | February 28, 2004 |
|---|---|---|
| | (Dollars in thousands) | |
| Lottery Technology Services Corporation | $ 2,693 | $ 2,699 |
| Uthingo Management Proprietary Limited | 1,641 | 2,827 |
| Lottery Technology Enterprises | 298 | 462 |
| Wireless Business Solutions (Proprietary) Limited | 35 | – |
| | $ 4,667 | $ 5,988 |

***Lottery Technology Services Corporation***

We have a 44% interest in Lottery Technology Services Investment Corporation (the "Holding Company"), which we account for using the equity method of accounting. The Holding Company's wholly owned subsidiary, Lottery Technology Services Corporation (the "Subsidiary"), provides equipment and services (which we supplied to the Subsidiary), to the Bank of Taipei. The Bank of Taipei holds the license to operate the Taiwan Public Welfare Lottery. On November 29, 2004, the Holding Company merged with the Subsidiary and the Subsidiary is the surviving company (the merged company is collectively referred to as "LTSC").

Sales of products to, and service revenues from LTSC were $27.8 million, $27.8 million and $8.5 million in fiscal 2005, 2004 and 2003 respectively. We recognize 56% of gross profit on product sales to LTSC and defer the remaining 44% as a result of our equity interest in LTSC. We recognize these deferrals ratably over the life of our contract with LTSC. At February 26, 2005 and February 28, 2004, deferred product gross profit totaling $2.0 million and $3.4 million, respectively, is included in Deferred Revenue and Advance Billings and Other Liabilities in our Consolidated Balance Sheets.

***Uthingo Management Proprietary Limited***

We have a 10% interest in Uthingo Management Proprietary Limited ("Uthingo"), which is accounted for using the equity method of accounting. Uthingo is a corporate joint venture that holds the license to operate the South African National Lottery. Sales of products to, and service revenues from Uthingo were $18.7 million, $19.8 million and $18.0 million in fiscal 2005, 2004 and 2003, respectively.

***Lottery Technology Enterprises***

We have a 1% interest in Lottery Technology Enterprises ("LTE"), a joint venture between us and District Enterprise for Lottery Technology Applications of Washington, D.C. LTE holds a 10-year contract (which expires in November 2009) with the District of Columbia Lottery and Charitable Games Control Board. Service revenues from LTE were $3.8 million, $3.4 million and $3.0 million in fiscal 2005, 2004 and 2003, respectively.

***Wireless Business Solutions (Proprietary) Limited***

We have a 40% interest in Wireless Business Solutions (Proprietary) Limited ("WBS"), an entity that holds a national mobile data telecommunications license issued by the South African government and is the telecommunications provider to Uthingo. In fiscal 2005, we determined that we no longer had a controlling interest in WBS that would require consolidation in our financial statements due principally to the expiration of our guarantee of loans made by an unrelated commercial lender to WBS. In addition, we evaluated whether we should continue to consolidate WBS in accordance with FIN 46 and concluded consolidation was not appropriate because WBS meets the business exemption under FIN 46. Consequently, we account for WBS using the equity method of accounting. Sales of products to, and service revenues from WBS were $0.4 million in fiscal 2005.

***West Greenwich Technology Associates, L .P.***

Prior to February 1, 2005, we had a 50% limited partnership interest in West Greenwich Technology Associates, L.P. (the "Partnership"), which owns our world headquarters facilities and leases them to us. The general partner of the Partnership is an unrelated third party. Prior to the third quarter of fiscal 2004, we accounted for the Partnership using the equity method of accounting. Beginning in the third quarter of fiscal 2004, we consolidated the Partnership in accordance with FIN 46 and as a result, we recorded our world headquarters facilities owned by the Partnership as an asset and the Partnership's loan as a liability in our consolidated financial statements. On February 1, 2005, we repaid the Partnership's loan and acquired the remaining 50% interest in the Partnership from the general partner.

***Loxley GTECH Private Limited***

We have a 49% interest in Loxley GTECH Private Limited Co. ("LGT"), which is accounted for using the equity method of accounting. LGT is a corporate joint venture that is expected to provide the online lottery system in Thailand. There were no sales of products to, or service revenues from LGT during fiscal 2005, 2004 or 2003.

***Spelparken***

We have a 19% interest in Spelparken which is accounted for using the equity method of accounting. Spelparken is a corporate joint venture that will provide internet gaming related activities in Sweden. There were no sales of products to, or service revenues from Spelparken during fiscal 2005, 2004 or 2003.

***Italy (Cogetech SPA)***

We have a 35% interest in Cogetech SPA which is accounted for using the equity method of accounting. Cogetech SPA is a corporate joint venture that operates a communications network and related central computer system linking gaming machines in Italy. There were no sales of products to Cogetech SPA during fiscal 2005, 2004 or 2003. We have deferred approximately $0.4 million of service revenue during fiscal 2005, which will be recognized as collected in fiscal 2006.

***Delaware LLC***

At February 28, 2004, we held a 50% interest in Gaming Entertainment (Delaware) L.L.C. ("GED"), an entity that manages a racino for Harrington Raceway, Inc. ("Harrington"). During the first quarter of fiscal 2005, we sold our 50% interest in GED to Harrington for $11.8 million and recognized a gain of $10.9 million which was recorded in Other Income (Expense) in our Consolidated Income Statements.

## NOTE 24 - LEASES

We lease certain facilities, equipment and vehicles under noncancelable operating leases that expire at various dates through fiscal 2015. Certain of these leases have escalation clauses and renewal options. We are required to pay all maintenance costs, taxes and insurance premiums relating to our leased assets.

Future minimum lease payments for noncancelable operating leases with initial lease terms in excess of one year at February 26, 2005 were as follows:

| Fiscal Year | Lease Payments (in thousands) |
|---|---|
| 2006 | $ 20,572 |
| 2007 | 15,362 |
| 2008 | 7,385 |
| 2009 | 4,956 |
| 2010 | 3,892 |
| Thereafter | 4,326 |
| Total minimum lease payments | $ 56,493 |

Rental expense for operating leases was $32.1 million, $27.9 million and $26.4 million for fiscal 2005, 2004, and 2003, respectively.

## NOTE 25 – BUSINESS SEGMENT AND GEOGRAPHIC DATA

We are a global technology services company providing software, networks and professional services that power high-performance solutions. We have a single operating and reportable business segment, the Transaction Processing segment, with our core market being the lottery industry. The accounting policies of the Transaction Processing segment are the same as those described in Note 1 – "Organization and Summary of Significant Accounting Policies." Management evaluates the performance of this segment based on operating income.

The Company's geographic data, based on the location of the customer, is summarized below:

| | Fiscal Year Ended | | |
|---|---|---|---|
| | February 26, 2005 | February 28, 2004 | February 22, 2003 |
| | | (Dollars in thousands) | |
| Revenues from external sources: | | | |
| United States | $ 599,914 | $ 531,776 | $ 496,908 |
| Brazil | 93,084 | 106,913 | 100,371 |
| United Kingdom | 68,702 | 85,595 | 54,824 |
| Poland | 68,499 | 47,116 | 23,766 |
| Other foreign | 427,036 | 279,930 | 302,921 |
| | $ 1,257,235 | $ 1,051,330 | $ 978,790 |

| | Fiscal Year Ended | | |
|---|---|---|---|
| | February 26, 2005 | February 28, 2004 | February 22, 2003 |
| | | (Dollars in thousands) | |
| Systems, equipment and other assets relating to contracts, net: | | | |
| United States | $ 587,595 | $ 482,118 | $ 298,732 |
| Poland | 40,857 | 27,032 | 14,787 |
| Other foreign | 91,986 | 82,212 | 97,392 |
| | $ 720,438 | $ 591,362 | $ 410,911 |

There were no customers that accounted for more than 10% of our consolidated revenues in fiscal 2005, 2004 or 2003.

## NOTE 26 – SUBSEQUENT EVENTS

***Developments in Brazil***

A June 25, 2004 ruling (the "Ruling") in a civil action initiated by federal attorneys with Brazil's Public Ministry had the effect in fiscal 2005 of materially reducing payments that we otherwise would have received from our lottery contract with Caixa Economica Federal ("CEF"), our customer and the operator of Brazil's National Lottery, which expires in May 2005. The Ruling ordered that 30% of payments subsequent to the Ruling due to GTECH Brasil Ltda., our Brazilian subsidiary ("GTECH Brazil") from CEF, be withheld and deposited in an account maintained by the Court. As of February 26, 2005, the total amount withheld and deposited in an account maintained by the Court was approximately 68 million Brazilian reals, or $26 million. In fiscal 2005, we did not recognize service revenues for the payments that were withheld from GTECH Brazil, as realization of these amounts was not reasonably assured.

In July 2004, we filed an appeal of the Ruling and in March 2005 (after the close of fiscal 2005), an appellate court decision ordered that the withholding be discontinued and that all funds currently held in escrow in excess of 40 million Brazilian reals be returned to us, which amounts to $11 million of the $26 million withheld as of February 26, 2005. We received and recognized these funds as service revenue on April 13, 2005. In addition, the Ruling ordered that all assets of GTECH Brazil be identified to the Court so as to prevent their transfer or disposition, a requirement that was also subsequently reversed by the appellate court decision in March 2005. Refer to Note 14 for detailed disclosures regarding this matter.

***Atronic***

In December 2004, we entered into an agreement to acquire a 50% controlling equity position in the Atronic group of companies ("Atronic") owned by the owners of the privately-held Gauselmann Group ("Gauselmann"). The remaining 50% of Atronic will be retained by the owners of Gauselmann. Atronic is a video slot machine manufacturer and also develops slot machine games and customized solutions for dynamic gaming operations. This transaction is contingent upon regulatory and gaming license approvals and other closing conditions, and is expected to be completed on December 31, 2006.

On March 24, 2005, we guaranteed 50% of Atronic's obligations due under a Euro 50 million (approximately $65 million at the April 20, 2005 exchange rate) loan made by an unrelated commercial lender to Atronic (the "Agreement"). Our maximum liability under this guaranty is equal to the lesser of Euro 25 million (approximately $33 million at the April 20, 2005 exchange rate) or 50% of Atronic's outstanding obligations under the Agreement. The guarantee arose in connection with our planned acquisition of Atronic on December 31, 2006. We would be required to perform under the guaranty should Atronic fail to make any interest or principal payments in accordance with the terms and conditions of the Agreement. Our guarantee expires on April 26, 2010.

***Loxley GTECH Private Limited***

We have a 49% interest in Loxley GTECH Private Limited Co. ("LGT"), which is accounted for using the equity method of accounting. LGT is a corporate joint venture that is expected to provide the online lottery system in Thailand. On March 29, 2005, in order to assist LGT with obtaining the financing they require to enable them to perform under their anticipated obligation to operate the online lottery system in Thailand, we guaranteed, along with the other 51% shareholder in LGT, Baht 1.925 billion (approximately $49 million at the April 20, 2005 exchange rate) principal amount in loans and Baht 455 million (approximately $12 million at the April 20, 2005 exchange rate) in performance bonds and trade finance facilities made to LGT by an unrelated commercial lender (collectively the "Facilities"). We are jointly and severally liable with the other shareholder in LGT for this guarantee. We would be required to perform under the guaranty should LGT fail to make interest or principal payments in accordance with the terms and conditions of the Facilities. Our guarantee obligations will not commence until LGT enters into a definitive agreement with the government, which we currently expect will take place in the second quarter of fiscal 2006, and will terminate upon the start-up of the online lottery system in Thailand, which is currently expected to occur in the fourth quarter of fiscal 2006.

## NOTE 27 – SUPPLEMENTAL CASH FLOW INFORMATION

Supplemental cash flow information is summarized as follows:

| | Fiscal Year Ended | | |
|---|---|---|---|
| | February 26, 2005 | February 28, 2004 | February 22, 2003 |
| | | (Dollars in thousands) | |
| Income taxes paid | $ 67,677 | $ 66,729 | $ 76,944 |
| Interest paid, net of amounts capitalized | 16,412 | 5,725 | 11,266 |
| Income tax refunds | (10,465) | (1,995) | (1,901) |

Non-cash investing and financing activities are excluded from the consolidated statement of cash flows. Non-cash activities are summarized as follows:

| | Fiscal Year Ended | | |
|---|---|---|---|
| | February 26, 2005 | February 28, 2004 | February 22, 2003 |
| | | (Dollars in thousands) | |
| Non-cash investment related to our new world headquarters facility in Providence, RI | $ 6,604 | $ – | $ – |
| Treasury shares issued under stock award plans | 3,139 | 2,437 | 3,508 |
| Issuance of 1,435,130 shares of Holding common stock in connection with the acquisition of Interlott Technologies, Inc. | – | 30,834 | – |

## NOTE 28 – SUPPLEMENTAL GUARANTOR/NON-GUARANTOR FINANCIAL INFORMATION

On December 18, 2001, Holdings (the "Parent Company") issued, in a private placement, $175 million principal amount of 1.75% Convertible Debentures due December 15, 2021 (the "Debentures"). On October 9, 2003, the Parent Company issued, in a private placement, $250 million principal amount of 4.75% Senior Notes due October 15, 2010, all of which were subsequently exchanged for 4.75% Senior Notes due October 15, 2010 registered under the Securities Act of 1933 and on November 16, 2004, the Parent Company issued $150 million principal amount of 4.75% Senior Notes due December 1, 2009 and $150 million principal amount of 5.75% Senior Notes due December 1, 2014 (collectively, the "Senior Notes"). The Debentures and Senior Notes are unsecured and unsubordinated obligations of the Parent Company that are jointly and severally, fully and unconditionally guaranteed by GTECH and two of its wholly owned subsidiaries: GTECH Rhode Island Corporation and GTECH Latin America Corporation (collectively with GTECH, the "Guarantor Subsidiaries"). Condensed consolidating financial information is presented below.

Selling, general and administrative costs and research and development costs are allocated to each subsidiary based on the ratio of the subsidiaries' combined service revenues and sales of products to consolidated revenues.

The Parent Company conducts business through its consolidated subsidiaries and unconsolidated affiliates and has, as its only material asset, an investment in GTECH. Equity in earnings of consolidated affiliates recorded by the Parent Company includes the Parent Company's share of the after-tax earnings of GTECH. Taxes payable and deferred income taxes are obligations of the subsidiaries. Income tax expense related to both current and deferred income taxes are allocated to each subsidiary based on our consolidated effective income tax rates.

Condensed Consolidating Balance Sheets
February 26, 2005

| | Parent Company | Guarantor Subsidiaries | Non-Guarantor Subsidiaries | Eliminating Entries | Consolidated |
|---|---|---|---|---|---|
| | | | (Dollars in thousands) | | |
| Assets | | | | | |
| Current Assets: | | | | | |
| Cash and cash equivalents | $ – | $ 23,020 | $ 71,426 | $ – | $ 94,446 |
| Investment securities available-for-sale | – | 196,825 | – | – | 196,825 |
| Trade accounts receivable, net | – | 82,212 | 86,494 | – | 168,706 |
| Due from subsidiaries and affiliates | – | 53,345 | – | (53,345) | – |
| Sales-type lease receivables | – | 3,215 | 246 | – | 3,461 |
| Refundable performance deposit | – | – | 8,000 | – | 8,000 |
| Inventories | – | 30,387 | 34,366 | (3,618) | 61,135 |
| Deferred income taxes | – | 14,030 | 17,405 | – | 31,435 |
| Other current assets | – | 6,669 | 19,977 | – | 26,646 |
| Total Current Assets | – | 409,703 | 237,914 | (56,963) | 590,654 |
| Systems, Equipment and Other Assets Relating to Contracts, net | – | 616,204 | 118,436 | (14,202) | 720,438 |
| Investment in Subsidiaries and Affiliates | 655,768 | 448,499 | – | (1,104,267) | – |
| Goodwill, net | – | 115,981 | 215,041 | – | 331,022 |
| Property, Plant and Equipment, net | – | 40,120 | 34,438 | – | 74,558 |
| Intangible Assets, net | – | 22,157 | 48,682 | – | 70,839 |
| Refundable Performance Deposit | – | – | 12,000 | – | 12,000 |
| Sales-Type Lease Receivables | – | 4,681 | 75 | – | 4,756 |
| Other Assets | – | 28,209 | 22,665 | – | 50,874 |
| Total Assets | $ 655,768 | $ 1,685,554 | $ 689,251 | $ (1,175,432) | $ 1,855,141 |
| Liabilities and Shareholders' Equity | | | | | |
| Current Liabilities: | | | | | |
| Accounts payable | $ – | $ 41,525 | $ 57,709 | $ – | $ 99,234 |
| Due to subsidiaries and affiliates | – | – | 53,345 | (53,345) | – |
| Accrued expenses | – | 29,277 | 24,950 | – | 54,227 |
| Employee compensation | – | 13,252 | 8,610 | – | 21,862 |
| Advance payments from customers | – | 8,113 | 34,752 | – | 42,865 |
| Deferred revenue and advance billings | – | 11,369 | 18,336 | – | 29,705 |
| Income taxes payable | – | 11,902 | 4,597 | – | 16,499 |
| Taxes other than income taxes | – | 7,688 | 8,884 | – | 16,572 |
| Short-term borrowings | – | – | 334 | – | 334 |
| Current portion of long-term debt | – | – | 2,476 | – | 2,476 |
| Total Current Liabilities | – | 123,126 | 213,993 | (53,345) | 283,774 |
| Long-Term Debt, less current portion | – | 723,539 | 2,790 | – | 726,329 |
| Other Liabilities | – | 64,035 | 19,225 | – | 83,260 |
| Deferred Income Taxes | – | 101,266 | 4,744 | – | 106,010 |
| Shareholders' Equity | 655,768 | 673,588 | 448,499 | (1,122,087) | 655,768 |
| Total Liabilities and Shareholders' Equity | $ 655,768 | $ 1,685,554 | $ 689,251 | $ (1,175,432) | $ 1,855,141 |

Condensed Consolidating Balance Sheets
February 28, 2004

| | Parent Company | Guarantor Subsidiaries | Non-Guarantor Subsidiaries | Eliminating Entries | Consolidated |
|---|---|---|---|---|---|
| | | | (Dollars in thousands) | | |
| Assets | | | | | |
| Current Assets: | | | | | |
| Cash and cash equivalents | $ – | $ 68,956 | $ 60,383 | $ – | $ 129,339 |
| Investment securities available-for-sale | – | 221,850 | – | – | 221,850 |
| Trade accounts receivable, net | – | 75,590 | 43,312 | – | 118,902 |
| Due from subsidiaries and affiliates | – | 49,168 | – | (49,168) | – |
| Sales-type lease receivables | – | 3,967 | 3,738 | – | 7,705 |
| Inventories | – | 52,697 | 29,943 | (5,856) | 76,784 |
| Deferred income taxes | – | 30,254 | 4,142 | – | 34,396 |
| Other current assets | – | 5,481 | 18,945 | – | 24,426 |
| Total Current Assets | – | 507,963 | 160,463 | (55,024) | 613,402 |
| Systems, Equipment and Other Assets Relating to Contracts, net | – | 518,976 | 80,111 | (7,725) | 591,362 |
| Investment in Subsidiaries and Affiliates | 562,289 | 162,788 | – | (725,077) | – |
| Goodwill, net | – | 115,965 | 72,647 | – | 188,612 |
| Property, Plant and Equipment, net | – | 28,543 | 29,033 | – | 57,576 |
| Intangible Assets, net | – | 21,850 | 6,381 | – | 28,231 |
| Refundable Performance Deposit | – | – | 20,000 | – | 20,000 |
| Sales-Type Lease Receivables | – | 8,125 | 9,528 | – | 17,653 |
| Other Assets | – | 20,822 | 21,473 | – | 42,295 |
| Total Assets | $ 562,289 | $ 1,385,032 | $ 399,636 | $ (787,826) | $ 1,559,131 |
| Liabilities and Shareholders' Equity | | | | | |
| Current Liabilities: | | | | | |
| Accounts payable | $ – | $ 54,967 | $ 25,037 | $ – | $ 80,004 |
| Due to subsidiaries and affiliates | – | – | 49,168 | (49,168) | – |
| Accrued expenses | – | 32,041 | 15,387 | – | 47,428 |
| Employee compensation | – | 29,256 | 4,725 | – | 33,981 |
| Advance payments from customers | – | 45,648 | 58,480 | – | 104,128 |
| Deferred revenue and advance billings | – | 8,282 | 6,177 | – | 14,459 |
| Income taxes payable | – | 4,419 | 7,975 | – | 12,394 |
| Taxes other than income taxes | – | 8,643 | 10,816 | – | 19,459 |
| Current portion of long-term debt | – | 100,886 | 5,433 | – | 106,319 |
| Total Current Liabilities | – | 284,142 | 183,198 | (49,168) | 418,172 |
| Long-Term Debt, less current portion | – | 430,652 | 32,563 | – | 463,215 |
| Other Liabilities | – | 36,526 | 17,210 | – | 53,736 |
| Deferred Income Taxes | – | 57,842 | 3,877 | – | 61,719 |
| Shareholders' Equity | 562,289 | 575,870 | 162,788 | (738,658) | 562,289 |
| Total Liabilities and Shareholders' Equity | $ 562,289 | $ 1,385,032 | $ 399,636 | $ (787,826) | $ 1,559,131 |

Condensed Consolidating Income Statements
Fiscal Year Ended February 26, 2005

| | Parent Company | Guarantor Subsidiaries | Non-Guarantor Subsidiaries | Eliminating Entries | Consolidated |
|---|---|---|---|---|---|
| | | | (Dollars in thousands) | | |
| Revenues: | | | | | |
| Services | $ – | $ 718,920 | $ 298,763 | $ – | $ 1,017,683 |
| Sales of products | – | 105,848 | 133,704 | – | 239,552 |
| Intercompany sales and fees | – | 95,463 | 63,651 | (159,114) | – |
| | – | 920,231 | 496,118 | (159,114) | 1,257,235 |
| Costs and expenses: | | | | | |
| Costs of services | – | 417,553 | 202,522 | (3,442) | 616,633 |
| Costs of sales | – | 56,515 | 101,472 | (13) | 157,974 |
| Intercompany cost of sales and fees | – | 103,009 | 22,008 | (125,017) | – |
| | – | 577,077 | 326,002 | (128,472) | 774,607 |
| Gross profit | – | 343,154 | 170,116 | (30,642) | 482,628 |
| Selling, general & administrative | – | 76,904 | 40,349 | – | 117,253 |
| Research and development | – | 34,482 | 18,077 | – | 52,559 |
| Operating expenses | – | 111,386 | 58,426 | – | 169,812 |
| Operating income | – | 231,768 | 111,690 | (30,642) | 312,816 |
| Other income (expense): | | | | | |
| Interest income | – | 2,137 | 2,478 | – | 4,615 |
| Equity in earnings of unconsolidated affiliates | – | 2,891 | (79) | – | 2,812 |
| Equity in earnings of consolidated affiliates | 196,394 | 74,146 | – | (270,540) | – |
| Other income | – | 2,571 | 2,785 | – | 5,356 |
| Interest expense | – | (17,922) | (1,291) | – | (19,213) |
| | 196,394 | 63,823 | 3,893 | (270,540) | (6,430) |
| Income before income taxes | 196,394 | 295,591 | 115,583 | (301,182) | 306,386 |
| Income taxes | – | 105,969 | 41,437 | (37,414) | 109,992 |
| Net income | $ 196,394 | $ 189,622 | $ 74,146 | $ (263,768) | $ 196,394 |

Condensed Consolidating Income Statements
Fiscal Year Ended February 28, 2004

| | Parent Company | Guarantor Subsidiaries | Non-Guarantor Subsidiaries | Eliminating Entries | Consolidated |
|---|---|---|---|---|---|
| | | | (Dollars in thousands) | | |
| Revenues: | | | | | |
| Services | $ – | $ 684,299 | $ 273,172 | $ – | $ 957,471 |
| Sales of products | – | 40,643 | 53,216 | – | 93,859 |
| Intercompany sales and fees | – | 101,932 | 47,881 | (149,813) | – |
| | – | 826,874 | 374,269 | (149,813) | 1,051,330 |
| Costs and expenses: | | | | | |
| Costs of services | – | 372,109 | 169,451 | (3,721) | 537,839 |
| Costs of sales | – | 21,433 | 37,856 | (63) | 59,226 |
| Intercompany cost of sales and fees | – | 100,111 | 20,865 | (120,976) | – |
| | – | 493,653 | 228,172 | (124,760) | 597,065 |
| Gross profit | – | 333,221 | 146,097 | (25,053) | 454,265 |
| Selling, general & administrative | – | 75,213 | 33,879 | – | 109,092 |
| Research and development | – | 39,530 | 17,788 | – | 57,318 |
| Operating expenses | – | 114,743 | 51,667 | – | 166,410 |
| Operating income | – | 218,478 | 94,430 | (25,053) | 287,855 |
| Other income (expense): | | | | | |
| Interest income | – | 1,882 | 3,851 | – | 5,733 |
| Equity in earnings of unconsolidated affiliates | – | 2,038 | 4,198 | – | 6,236 |
| Equity in earnings of consolidated affiliates | 183,200 | 61,334 | – | (244,534) | – |
| Other income (expense) | – | 5,817 | (3,928) | – | 1,889 |
| Interest expense | – | (9,724) | (1,195) | – | (10,919) |
| | 183,200 | 61,347 | 2,926 | (244,534) | 2,939 |
| Income before income taxes | 183,200 | 279,825 | 97,356 | (269,587) | 290,794 |
| Income taxes | – | 103,535 | 36,022 | (31,963) | 107,594 |
| Net income | $ 183,200 | $ 176,290 | $ 61,334 | $ (237,624) | $ 183,200 |

Condensed Consolidating Income Statements
Fiscal Year Ended February 22, 2003

| | Parent Company | Guarantor Subsidiaries | Non-Guarantor Subsidiaries | Eliminating Entries | Consolidated |
|---|---|---|---|---|---|
| | | | (Dollars in thousands) | | |
| Revenues: | | | | | |
| Services | $ – | $ 658,815 | $ 210,081 | $ – | $ 868,896 |
| Sales of products | – | 58,310 | 51,584 | – | 109,894 |
| Intercompany sales and fees | – | 96,058 | 58,756 | (154,814) | – |
| | – | 813,183 | 320,421 | (154,814) | 978,790 |
| Costs and expenses: | | | | | |
| Costs of services | – | 383,256 | 177,663 | (25,878) | 535,041 |
| Costs of sales | – | 49,578 | 29,799 | (434) | 78,943 |
| Intercompany cost of sales and fees | – | 65,446 | 21,671 | (87,117) | – |
| | – | 498,280 | 229,133 | (113,429) | 613,984 |
| Gross profit | – | 314,903 | 91,288 | (41,385) | 364,806 |
| Selling, general & administrative | – | 70,434 | 25,696 | – | 96,130 |
| Research and development | – | 31,391 | 11,461 | – | 42,852 |
| Special charge (credit) | – | (1,121) | – | – | (1,121) |
| Operating expenses | – | 100,704 | 37,157 | – | 137,861 |
| Operating income | – | 214,199 | 54,131 | (41,385) | 226,945 |
| Other income (expense): | | | | | |
| Interest income | – | 1,597 | 2,240 | – | 3,837 |
| Equity in earnings of unconsolidated affiliates | – | 3,499 | 3,877 | – | 7,376 |
| Equity in earnings of consolidated affiliates | 142,021 | 40,991 | – | (183,012) | – |
| Other income (expense) | – | (5,930) | 8,105 | – | 2,175 |
| Interest expense | – | (9,028) | (2,239) | – | (11,267) |
| | 142,021 | 31,129 | 11,983 | (183,012) | 2,121 |
| Income before income taxes | 142,021 | 245,328 | 66,114 | (224,397) | 229,066 |
| Income taxes | – | 93,225 | 25,123 | (31,303) | 87,045 |
| Net income | $ 142,021 | $ 152,103 | $ 40,991 | $ (193,094) | $ 142,021 |

Condensed Consolidating Statements of Cash Flows
Fiscal Year Ended February 26, 2005

| | Parent Company | Guarantor Subsidiaries | Non-Guarantor Subsidiaries | Eliminating Entries | Consolidated |
|---|---|---|---|---|---|
| | | | (Dollars in thousands) | | |
| Net cash provided by operating activities | $ – | $ 262,868 | $ 122,821 | $ (10,480) | $ 375,209 |
| Investing Activities | | | | | |
| Acquisitions (net of cash acquired) | – | – | (200,730) | – | (200,730) |
| Purchases of systems, equipment and other assets relating to contracts | – | (204,163) | (51,909) | 10,480 | (245,592) |
| Purchases of available-for-sale investment securities | – | (246,975) | – | – | (246,975) |
| Maturities and sales of available-for-sale investment securities | – | 272,000 | – | – | 272,000 |
| Proceeds from sale of investment | – | – | 11,773 | – | 11,773 |
| Purchases of property, plant and equipment | – | (12,331) | (544) | – | (12,875) |
| Increase in restricted cash | – | – | (5,112) | – | (5,112) |
| Investments in and advances to unconsolidated subsidiaries | – | – | (2,071) | – | (2,071) |
| Net cash used for investing activities | – | (191,469) | (248,593) | 10,480 | (429,582) |
| Financing Activities | | | | | |
| Net proceeds from issuance of long-term debt | – | 343,254 | – | – | 343,254 |
| Principal payments on long-term debt | – | (135,000) | (32,692) | – | (167,692) |
| Purchases of treasury stock | (120,658) | – | – | – | (120,658) |
| Dividends paid | (39,830) | – | – | – | (39,830) |
| Premiums and fees paid in connection with the early retirement of debt | – | (10,610) | – | – | (10,610) |
| Proceeds from stock options | 13,546 | – | – | – | 13,546 |
| Intercompany capital transactions | 144,948 | (312,948) | 168,000 | – | – |
| Other | 1,994 | (2,904) | 405 | – | (505) |
| Net cash provided by (used for) financing activities | – | (118,208) | 135,713 | – | 17,505 |
| Effect of exchange rate changes on cash | – | 873 | 1,102 | – | 1,975 |
| Increase (decrease) in cash and cash equivalents | – | (45,936) | 11,043 | – | (34,893) |
| Cash and cash equivalents at beginning of year | – | 68,956 | 60,383 | – | 129,339 |
| Cash and cash equivalents at end of year | $ – | $ 23,020 | $ 71,426 | $ – | $ 94,446 |

Condensed Consolidating Statements of Cash Flows
Fiscal Year Ended February 28, 2004

| | Parent Company | Guarantor Subsidiaries | Non-Guarantor Subsidiaries | Eliminating Entries | Consolidated |
|---|---|---|---|---|---|
| | | | (Dollars in thousands) | | |
| Net cash provided by operating activities | $ – | $ 339,643 | $ 76,286 | $ (862) | $ 415,067 |
| Investing Activities | | | | | |
| Purchases of systems, equipment and other assets relating to contracts | – | (252,273) | (16,599) | 862 | (268,010) |
| Purchases of available-for-sale investment securities | – | (242,050) | – | – | (242,050) |
| Acquisitions (net of cash acquired) | – | (40,691) | (33,751) | – | (74,442) |
| Refundable performance deposit | – | – | (20,000) | – | (20,000) |
| Purchases of property, plant and equipment | – | (12,772) | – | – | (12,772) |
| License fee | – | (12,500) | – | – | (12,500) |
| Investments in and advances to unconsolidated subsidiaries | – | (1,185) | (1,700) | – | (2,885) |
| Maturities and sales of available-for-sale investment securities | – | 20,200 | – | – | 20,200 |
| Net cash used for investing activities | – | (541,271) | (72,050) | 862 | (612,459) |
| Financing Activities | | | | | |
| Net proceeds from issuance of long-term debt | – | 251,006 | 1,582 | – | 252,588 |
| Principal payments on long-term debt | – | (27,759) | (5,534) | – | (33,293) |
| Proceeds from stock options | 23,943 | – | – | – | 23,943 |
| Dividends paid | (29,977) | – | – | – | (29,977) |
| Premiums and fees paid in in connection with the early retirement of debt | – | (731) | – | – | (731) |
| Intercompany capital transactions | 4,959 | (38,710) | 33,751 | – | – |
| Other | 1,075 | (2,125) | (5,274) | – | (6,324) |
| Net cash provided by financing activities | – | 181,681 | 24,525 | – | 206,206 |
| Effect of exchange rate changes on cash | – | 164 | 4,187 | – | 4,351 |
| Increase (decrease) in cash and cash equivalents | – | (19,783) | 32,948 | – | 13,165 |
| Cash and cash equivalents at beginning of year | – | 88,739 | 27,435 | – | 116,174 |
| Cash and cash equivalents at end of year | $ – | $ 68,956 | $ 60,383 | $ – | $ 129,339 |

Condensed Consolidating Statements of Cash Flows
Fiscal Year Ended February 22, 2003

| | Parent Company | Guarantor Subsidiaries | Non-Guarantor Subsidiaries | Eliminating Entries | Consolidated |
|---|---|---|---|---|---|
| | | | (Dollars in thousands) | | |
| Net cash provided by operating activities | $ – | $ 294,549 | $ 39,497 | $ (1,790) | $ 332,256 |
| Investing Activities | | | | | |
| Purchases of systems, equipment and other assets relating to contracts | – | (135,465) | (21,881) | 1,790 | (155,556) |
| Proceeds from sale of investments | – | 2,560 | – | – | 2,560 |
| Purchases of property, plant and equipment | – | (5,612) | – | – | (5,612) |
| Net cash used for investing activities | – | (138,517) | (21,881) | 1,790 | (158,608) |
| Financing Activities | | | | | |
| Principal payments on long-term debt | – | (43,571) | (3,845) | – | (47,416) |
| Purchases of treasury stock | (64,032) | – | – | – | (64,032) |
| Proceeds from stock options | 16,867 | – | – | – | 16,867 |
| Intercompany capital transactions | 46,282 | (46,282) | – | – | – |
| Premiums and fees paid in connection with the early retirement of debt | – | (3,434) | – | – | (3,434) |
| Other | 883 | (120) | 1,059 | – | 1,822 |
| Net cash used for financing activities | – | (93,407) | (2,786) | – | (96,193) |
| Effect of exchange rate change on cash | – | 249 | 3,375 | – | 3,624 |
| Increase in cash and cash equivalents | – | 62,874 | 18,205 | – | 81,079 |
| Cash and cash equivalents at beginning of year | – | 25,865 | 9,230 | – | 35,095 |
| Cash and cash equivalents at end of year | $ – | $ 88,739 | $ 27,435 | $ – | $ 116,174 |

## NOTE 29 – QUARTERLY RESULTS OF OPERATIONS (Unaudited)

The following is a summary of the unaudited quarterly results of operations for fiscal 2005 and 2004:

| | First Quarter | Second Quarter | Third Quarter | Fourth Quarter |
|---|---|---|---|---|
| | (Dollars in thousands, except per share amounts) | | | |
| Fiscal year ended February 26, 2005: | | | | |
| Service revenues | $ 253,326 | $ 248,114 | $ 251,945 | $ 264,298 |
| Sales of products | 26,879 | 75,401 | 63,702 | 73,570 |
| Gross profit | 116,995 | 131,160 | 115,498 | 118,975 |
| Net income | 53,615 | 53,081 | 45,855 | 43,843 |
| Basic earnings per share | $ .46 | $ .45 | $ .40 | $ .38 |
| Diluted earnings per share | .40 | .40 | .35 | .34 |
| Fiscal year ended February 28, 2004: | | | | |
| Service revenues | $ 223,538 | $ 238,019 | $ 231,225 | $ 264,689 |
| Sales of products | 16,047 | 39,228 | 23,697 | 14,887 |
| Gross profit | 104,159 | 115,632 | 109,837 | 124,637 |
| Net income | 41,026 | 48,476 | 45,867 | 47,831 |
| Basic earnings per share | $ .36 | $ .42 | $ .39 | $ .40 |
| Diluted earnings per share | .32 | .37 | .35 | .36 |

We operate on a 52-week or 53-week fiscal year ending on the last Saturday in February. Fiscal 2005 was a 52-week year. Fiscal 2004 was a 53-week year and we included the extra week in our fourth quarter ending February 28, 2004.

Earnings per share are computed independently for each of the quarters presented. Therefore, the sum of the quarterly basic and diluted earnings per share in fiscal 2005 does not equal the total computed for that year.

During the first quarter of fiscal 2005, we sold our 50% interest in Gaming Entertainment (Delaware) L.L.C. for $11.8 million and recognized a gain of $10.9 million which was recorded in Other Income (Expense) in our Consolidated Income Statements.

During the first quarter of fiscal 2005, we recorded a net charge of $0.8 million in connection with the repurchase of $90.0 million of our 7.87% Series B Guaranteed Senior Notes due May 2007, which is included in Other Income (Expense) in our Consolidated Income Statements.

During the third quarter of fiscal 2004, we recorded a pre-tax gain of $5.3 million in connection with the consolidation of our 50% limited partnership interest in West Greenwich Technology Associates, L.P., which is included in Other Income (Expense) in our Consolidated Income Statements. Refer to Note 17 for detailed disclosures.

In October 2004, the FASB ratified the Emerging Issues Task Force's consensus on Issue No. 04-8, "The Effect of Contingently Convertible Debt on Diluted Earnings per Share" ("EITF 04-8"), which is effective for periods ending after December 15, 2004. Under current interpretations of FAS 128, "Earnings per Share," issuers of contingently convertible debt instruments exclude the potential common shares underlying the debt instrument from the calculation of diluted earnings per share until the contingency is met. EITF 04-8 requires that potential shares underlying the debt instrument be included in diluted earnings per share computations, if dilutive, regardless of whether the contingency has been met. We adopted EITF 04-8 in December 2004 and retroactively adjusted all prior period diluted earnings per share amounts to conform to the guidance in EITF 04-8. There were no changes to reported diluted earnings per share except in the first quarter of fiscal 2004 where the diluted earnings per share decreased from $0.34 to $0.32.

## MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING
## GTECH Holdings Corporation and Subsidiaries

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f). Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of February 26, 2005, based on the framework in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based upon our evaluation under the framework in Internal Control-Integrated Framework, our management concluded that our internal control over financial reporting was effective as of February 26, 2005.

Management's assessment of the effectiveness of our internal control over financial reporting as of February 26, 2005, has been audited by Ernst & Young, LLP, an independent registered public accounting firm, as stated in their report which follows.

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
GTECH Holdings Corporation and Subsidiaries

We have audited management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting that GTECH Holdings Corporation and subsidiaries maintained effective internal control over financial reporting as of February 26, 2005, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). GTECH Holdings Corporation and subsidiaries' management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that GTECH Holdings Corporation and subsidiaries maintained effective internal control over financial reporting as of February 26, 2005, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, GTECH Holdings Corporation and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of February 26, 2005, based on the COSO criteria.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of GTECH Holdings Corporation and subsidiaries as of February 26, 2005 and February 28, 2004, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended February 26, 2005 and our report dated April 22, 2005 expressed an unqualified opinion thereon.

Ernst + Young LLP

Boston, Massachusetts
April 22, 2005

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
GTECH Holdings Corporation and Subsidiaries

We have audited the accompanying consolidated balance sheets of GTECH Holdings Corporation and subsidiaries as of February 26, 2005 and February 28, 2004, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended February 26, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of GTECH Holdings Corporation and subsidiaries at February 26, 2005 and February 28, 2004, and the consolidated results of their operations and their cash flows for each of the three years in the period ended February 26, 2005, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 1 to the consolidated financial statements, in 2005 the Company retroactively changed the manner in which it calculates diluted earnings per share upon the adoption of Emerging Issues Task Force Issue No. 04-08, The Effect of Contingently Convertible Debt on Diluted Earnings per Share.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of GTECH Holdings Corporation and subsidiaries' internal control over financial reporting as of February 26, 2005, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 22, 2005 expressed an unqualified opinion thereon.

Ernst & Young LLP

Boston, Massachusetts
April 22, 2005

## COMMON STOCK

The principal United States market on which Holdings' Common Stock is traded is the New York Stock Exchange where it is traded under the symbol "GTK."

The following table sets forth on a per share basis the low and high sale prices of Common Stock for the fiscal quarters indicated, as reported on the New York Stock Exchange Composite Tape.

All share prices set forth below reflect the 2-for-1 stock split of the Common Stock effected in the form of a stock dividend distributed during the second quarter of fiscal 2005.

| FISCAL 2005 | LOW | HIGH |
|---|---|---|
| First Quarter (February 29 - May 29, 2004) | $ 24.34 | $ 31.49 |
| Second Quarter (May 30 – August 28, 2004) | $ 19.65 | $ 27.57 |
| Third Quarter (August 29– November 27, 2004) | $ 22.26 | $ 25.32 |
| Fourth Quarter (November 28, 2004 – February 26, 2005) | $ 23.01 | $ 28.42 |

| FISCAL 2004 | LOW | HIGH |
|---|---|---|
| First Quarter (February 23 - May 24, 2003) | $ 13.40 | $ 18.48 |
| Second Quarter (May 25 – August 23, 2003) | $ 16.65 | $ 20.95 |
| Third Quarter (August 24 – November 22, 2003) | $ 20.03 | $ 24.55 |
| Fourth Quarter (November 23, 2003 – February 28, 2004) | $ 23.71 | $ 30.12 |

The closing price of the Common Stock on the New York Stock Exchange on April 15, 2005 was $23.77. As of April 15, 2005, there were approximately 745 holders of record of the Common Stock.

Prior to July 2003, Holdings had never paid cash dividends on its Common Stock. Commencing in July 2003 with respect to the second quarter of fiscal 2004, Holdings has paid a quarterly cash dividend to its shareholders in the amount (adjusted for the fiscal 2005 stock split) of $0.085 per share. Due to the fact that Holdings is a holding company, and its operations are conducted through the Company, the ability of Holdings to pay dividends on its Common Stock in the future will be dependent on the earnings and cash flow of its subsidiaries, and the availability of such cash flow to Holdings.

## SHAREHOLDER INFORMATION

**CORPORATE HEADQUARTERS**
GTECH Holdings Corporation
55 Technology Way
West Greenwich, RI 02817
www.gtech.com

**INVESTOR RELATIONS**
Mary T. Norton
Director, Investor Relations
55 Technology Way
West Greenwich, RI 02817
401-392-6980

**TRANSFER AGENT**
BANK OF NEW YORK
Shareholder Relations Department
P.O. Box 11258
Church Street Station
New York, NY 10286-1258
Shareholder Relations 1-800-524-4458
Bondholder Relations 1-800-548-5075
Shareholder Inquiries:
Shareowners@bankofny.com
Stock Transfer:
www.stockbny.com

**INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**
Ernst & Young LLP
200 Clarendon Street
Boston, MA 02116

**AGENT BANK**
Bank of America
9 West 57th Street
New York, NY 10019

**FORM 10-K AND PROXY STATEMENT**

**A copy of the Annual Report on Form 10-K (without exhibits) and a copy of the Proxy Statement, as filed with the Securities and Exchange Commission, are available at no charge to shareholders by writing to the Investor Relations Department at the address listed above. Copies of exhibits to the Form 10-K will also be furnished upon request at a reasonable charge.**

## SUPPLEMENTAL FINANCIAL DATA
Dollars in Thousands

### Calculation of Return on Shareholders' Equity

| | Fiscal | | |
|---|---|---|---|
| | 2003 | 2004 | 2005 |
| Net income | $ 142,021 | $ 183,200 | $ 196,394 |
| Shareholders' equity[1] | 315,566 | 526,289 | 655,768 |
| Return on shareholders' equity | 45.0% | 32.6% | 29.9% |

### Calculation of Return on Capital Employed (ROCE)[2]

| | Fiscal 2003 | | | Fiscal 2004 | | | Fiscal 2005 | | |
|---|---|---|---|---|---|---|---|---|---|
| | Feb. 2002 | Feb.2003 | Average | Feb. 2003 | Feb.2004 | Average | Feb. 2004 | Feb.2005 | Average |
| Interest bearing debt: | | | | | | | | | |
| Short term | $ 2,358 | $ 2,616 | $ 2,487 | $ 2,616 | $ – | $ 1,308 | $ – | $ 334 | $ 167 |
| Current portion of long term debt | 3,510 | 6,992 | 5,251 | 6,992 | 106,319 | 56,656 | 106,316 | 2,476 | 54,398 |
| Long term | 329,715 | 287,088 | 308,402 | 278,088 | 463,215 | 375,152 | 463,215 | 726,329 | 594,772 |
| Total debt | 335,583 | 296,696 | 316,140 | 296,696 | 569,534 | 433,115 | 569,534 | 729,139 | 649,337 |
| Shareholders' equity | 202,955 | 315,566 | 259,261 | 315,566 | 562,289 | 438,928 | 562,289 | 655,768 | 609,028 |
| Accumulated other comprehensive loss | 100,815 | 95,488 | 98,152 | 95,488 | 70,508 | 82,998 | 70,508 | 43,227 | 56,868 |
| Capital employed | $ 639,353 | $ 707,750 | $ 673,552 | $ 707,750 | $ 1,202,331 | $ 955,041 | $ 1,202,331 | $1,428,134 | $ 1,315,233 |
| Income before income taxes | | $ 229,066 | | | $ 290,794 | | | $ 306,386 | |
| Interest expense | | 11,267 | | | 10,919 | | | 19,213 | |
| | | 240,333 | | | 301,713 | | | 325,599 | |
| Income taxes | | 91,327 | | | 111,634 | | | 116,890 | |
| Net income (as adjusted) | | $ 149,006 | | | $ 190,079 | | | $ 208,709 | |
| Average capital employed | | $ 673,552 | | | $ 955,041 | | | $1,315,233 | |
| Return on capital employed | | 22.1% | | | 19.9% | | | 15.9% | |

We believe return on capital employed (ROCE) is a key measure of shareholder value creation and represents a useful guide to shareholders by illustrating the efficiency of our utilization of all available capital. As we define it, ROCE may not be comparable to other similarly titled measures used by other companies.

### Calculation of Net Cash Invested

| | Fiscal | | |
|---|---|---|---|
| | 2003 | 2004 | 2,005 |
| Acquisitions (net of cash acquired) | $ – | $ (74,442) | $ (200,730) |
| Purchases of systems, equipment and other assets relating to contracts | (155,556) | (268,010) | (245,592) |
| Proceeds from sale of investments | 2,560 | – | 11,773 |
| Purchases of property, plant and equipment | (5,612) | (12,772) | (12,875) |
| Investments in and advances to unconsolidated subsidiaries | – | (2,885) | (2,071) |
| Refundable performance deposit | – | (20,000) | – |
| License fee | – | (12,500) | – |
| NET CASH INVESTED | (158,608) | (390,609) | (449,495) |
| Purchases of available-for-sale investment securities | – | (242,050) | (246,975) |
| Maturities and sales of available-for-sale investment securities | – | 20,200 | 272,000 |
| Increase in restricted cash | – | – | (5,112) |
| NET CASH USED FOR INVESTING ACTIVITIES | $ (158,608) | $ (612,459) | $ (429,582) |

[1] Balance at end of period.

[2] Return on capital employed equals net income (as adjusted) divided by average capital employed.

## GTECH HOLDINGS CORPORATION
## BOARD OF DIRECTORS AND CORPORATE OFFICERS

### DIRECTORS

**Robert M. Dewey, Jr.**
Chairman, GTECH Holdings Corporation Board of Directors
Retired Senior Advisor, Donaldson, Lufkin & Jenrette, Inc. (Investment Banking)

**Paget L. Alves**
President, Strategic Markets, Sprint Business Solutions, Sprint Corporation (Communications)

**Christine M. Cournoyer**
Managing Director, Database Solutions, Harte-Hanks, Inc. (Direct Marketing Services)
Director, Stride Rite Corporation (Shoe Manufacturer)

**Burnett W. Donoho**
Director, Smarthome, Inc. (Home Automation Products)

**The Rt. Hon. Sir Jeremy Hanley, KCMG**
Director, Advisory Board, Talal Abu-Ghazaleh International (Professional Services)
Non-Executive Director, ITE Group plc (Event Organizer)

**Philip R. Lochner, Jr.**
Director, Adelphia Communications Corp. (Cable Company)
Director, Apria Healthcare Group, Inc. (Home Care Services)
Director, CLARCOR, Inc. (Filtration and Packaging Products)
Director, CMS Energy Corporation (Utility)
Director, Solutia, Inc. (Chemicals)

**James F. McCann**
Chairman and Chief Executive Officer, 1-800-Flowers.com (Retail Floral Gifts)
Director, Willis Group Holdings Limited (Insurance Broker)
Director, The Boyds Collection, Ltd. (Collectible, Gift, and Specialty Products)

**Anthony Ruys**
Chairman, Executive Board, Heineken N.V. (International Brewery Group)
Member of Supervisory Board, Sara Lee/DE International (Coffee & Tea, Household, and Body Care Products)
Member of Supervisory Board, ABN AMRO Bank

**W. Bruce Turner**
President and Chief Executive Officer, GTECH Holdings Corporation and GTECH Corporation

### OFFICERS
### (GTECH Holdings Corporation and GTECH Corporation)

**W. Bruce Turner**
President and Chief Executive Officer

**Marc A. Crisafulli**
Senior Vice President, Gaming Solutions

**Walter G. DeSocio**
Senior Vice President, General Counsel and Secretary, Chief Compliance Officer, and Human Resources Officer

**Joseph S. Nadan**
Senior Vice President and Chief Technology Officer

**Timothy B. Nyman**
Senior Vice President, Global Services

**Jaymin B. Patel**
Senior Vice President and Chief Financial Officer

**Donald R. Sweitzer**
Senior Vice President, Global Business Development and Public Affairs

**William M. Pieri**
Vice President, Mergers & Acquisitions, and Treasurer

**Robert J. Plourde**
Vice President, Corporate Controller, and Chief Accounting Officer

**Michael K. Prescott**
Vice President and Deputy General Counsel

## REGIONAL BUSINESS OFFICES


**GTECH Asia Pacific**
55 Technology Way
West Greenwich, RI 02817
U.S.A.
Tel: 401-392-7337
Fax: 401-392-7599

**GTECH Australasia**
Level 6, 26 O'Connell Street
Sydney, New South Wales 2000
Australia
Tel: 612-9223-0000
Fax: 612-9223-4160

**GTECH Brasil Ltda.**
Edifício Bolsa de Imóveis de
São Paulo, Av. das
Nações Unidas, 11541, 10th Floor,
Brooklin Novo,
São Paulo - SP
CEP 04578-000
Brazil
Tel: 55-11-5504-3250
Fax: 55-11-5505-3390

**GTECH Europe**
Terhulpsesteenweg 6D
B-1560 Hoeilaart
Belgium
Tel: 32-(0)-2-678-13-00
Fax: 32-(0)-2-678-13-45

**GTECH Latin America**
55 Technology Way
West Greenwich, RI 02817
U.S.A.
Tel: 401-392-7751
Fax: 401-392-4945




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GTECH HOLDINGS CORPORATION, WORLD HEADQUARTERS
55 Technology Way, West Greenwich, RI 02817 U.S.A.
Tel: 401-392-1000 Fax: 401-392-1234 www.gtech.com